Exhibit XVI

NIB | NORDIC INVESTMENT BANK

20

Financial Report

20

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Contents

3	Report of the Board of Directors

15	Operating and financial review

21	Capital and liquidity management

24	Financial statements

24	Statement of comprehensive income

25	Statement of financial position

27	Changes in equity

28	Cash flow statement

30	Notes to the financial statements

30	Note 1: Accounting policies

38	Note 2: Risk management

51	Note 3: Segment information

55	Note 4: Net interest income

55	Note 5: Commission income and fees received

55	Note 6: Net profit on financial operations

56	Note 7: Personnel expenses

58	Note 8: Other administrative expenses

58	Note 9: Net loan losses

58	Note 10: Expected credit loss

61	Note 11: Debt securities

61	Note 12: Loans outstanding and guarantee commitments

64	Note 13: Tangible assets and intangible assets

66	Note 14: Depreciation

66	Note 15: Other assets

67	Note 16: Debts evidenced by certificates and swaps

68	Note 17: Other liabilities

69	Note 18: Capitalisation and reserves

71	Note 19: Collateral and commitments

72	Note 20: Fair value of financial instruments

76	Note 21: Maturity profile of financial assets and liabilities

78	Note 22: Interest rate risk

82	Note 23: Currency risk

86	Note 24: Derivatives held for risk management and hedge accounting

88	Note 25: Related party disclosures

89	Note 26: Cash flow statement

89	Note 27: Exchange rates

90	Note 28: Post balance sheet events

91	Proposal by the Board of Directors

92	Auditor’s report

98	Governance Statement

103	Report of the Control Committee Chairmanship

107	Report of the Control Committee

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Report of the Board of Directors

SUMMARY

In 2020, the coronavirus outbreak affected every part of the world, and the Nordic–Baltic region was no exception. In addition to the global health crisis, COVID-19 also caused a severe drop in economic activity. During the spring, the financial markets witnessed increased spreads and significant volatility, but the situation calmed down over the summer. However, the impact of the ongoing pandemic on the real economy remains significant.

In March, the Governors of the Nordic Investment Bank (NIB) called upon NIB to take action and to help alleviate the economic impact of the coronavirus crisis. As a result, the Bank increased its lending activities significantly by providing “Response Loans”. The first Response Loans were signed with the three Baltic countries already in March and April. Loans were also extended to the private sector to bridge the economic effect of the COVID-19 pandemic and to safeguard important transport services in the northern Baltic Sea region.

Throughout the crisis, NIB was able to issue bonds and had full access to the capital markets. In order to finance its Response Loans, a set-up for Response Bonds was established. A EUR 1 billion NIB Response Bond and a second, SEK 4 billion Response Bond were issued under this new framework.

While the coronavirus response is crucial, long-term challenges, such as the climate, should remain a priority. Therefore, it was important for NIB to maintain its support for projects that improve productivity and benefit the environment of the region.

In total, loan disbursements reached EUR 4,853 million, of which EUR 1,470 million was classified as Response Loans. The net profit for the year was EUR 165 million. No loan losses materialised.

The Board of Directors proposes to the Board of Governors that no dividend is to be paid to the Bank’s member countries for the year 2020.

This decision is part of the owners’ will to maximize the Bank’s response to the ongoing crisis and to show strong support for the Bank’s activities. At the same time, the Board also recognises that NIB is a dividend-paying IFI. Assuming that the corona situation would improve and the Bank’s capital situation allows, it will be considered to pay a higher than normal dividend to member countries in 2022.

On 29 July 2020, the Bank’s updated Statutes came into effect. The changes add to NIB’s relevance, allowing the Bank to fulfil its tasks more efficiently. They include a new framework for more efficient capital use and liquidity management; enhanced financing capabilities and new tools for financing; improved institutional governance and more effective control of the Bank’s operations.

In the context of the statutory changes and to further strengthen NIB and adhere to sound banking practices, the President introduced a number of organisational changes during summer and autumn 2020. These changes also facilitate the succession planning for the change of presidency in 2021.

The Board is very pleased with the performance of the Bank and thanks the outgoing President Henrik Normann for his significant contribution during nine years of service. He has led a transformation of NIB built on sound banking principles, while continuing to develop the Bank’s position in the forefront of sustainable financing, thus further expanding NIB’s relevance as a policy tool for its owners. The Board welcomes André Küüsvek, who will take up the presidency on 1 April 2021.

Going forward, NIB is well equipped and stands ready to support its member countries on the path of sustainable recovery from the crisis.

On the Board’s agenda

In 2020, NIB significantly increased its lending to help alleviate the short-term impact of the COVID-19 pandemic. The recently adopted statutory changes have allowed the Bank to fulfil this task efficiently. At the same time, we recognise that other long-term challenges, such as climate change, remain pressing issues. Going forward, the Board is clear on NIB’s role in promoting a sustainable recovery from the crisis. We will continue to work closely with our member countries and our clients to help restore the path to a resilient, low-carbon society. Esther Finnbogadóttir Chair of the Board of Directors

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OPERATING ENVIRONMENT

The coronavirus pandemic significantly affected NIB’s operating environment in 2020. The global economy faced an unprecedented drop in activity, with advanced economies being hit the hardest. To combat the crisis, exceptional fiscal policy responses were put in place, leading to an increase in budget deficits and debt levels. Central banks provided ample liquidity to the financial system. As a result, interest rates have remained at historically low levels.

Like the rest of the world, NIB’s member country region experienced an abrupt decline in economic output. As a result of this, the Nordic and Baltic Ministers, who are Governors of NIB, invited the Bank to take swift action to help alleviate the impact of the coronavirus crisis.

Despite some differences between countries, the decline in growth in the region has been smaller on average than, for instance, in the euro area. The Nordic and Baltic societies have also proven to have resilient economic and social structures. However, the epidemiological situation remains a major cause for concern.

LENDING

The coronavirus pandemic and the ensuing economic crisis highlighted NIB’s countercyclical role as a long-term lender in the region. As an immediate response, NIB substantially increased its lending activities. In line with the statement by the Bank’s Governors, financing was made available to member countries and sustainable businesses that were adversely affected by the pandemic.

At the same time, it is of utmost importance that other challenges, such as the long-term sustainable growth of our economies, including mitigation of climate change, remain a priority during this crisis. As a result, NIB continued to provide long-term financing to projects that deliver lasting impact on the productivity and environment of the region.

Driven by these developments, lending volumes reached record levels, with a total of EUR 5,632 million in loans agreed and EUR 4,853 million in disbursements, of which EUR 1,470 million were disbursed as Response Loans. Lending outstanding at year-end amounted to EUR 21,727 million (EUR 18,931 million 2019). Despite the severity of the economic recession, the credit risk in the portfolio remained stable.

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LENDING KEY FIGURES

in millions of euros, unless otherwise specified	2016	2017	2018	2019	2020
Loans agreed (without green bond investments)	4,221	3,665	4,269	3,185	5,632
Green bond investments, total	143	147	61	131	34
Total disbursements	3,373	3,147	4,047	2,676	4,853
Total loans disbursed by business area:
Energy and water	1,154	737	840	454	1,662
Infrastructure, transportation and telecom	791	818	1,192	1,079	1,657
Industries and services	836	932	1,339	781	1,231
Financial institutions and SMEs	593	660	675	362	303
Number of loan agreements	58	55	58	55	59
Number of green bond investments	8	9	3	9	4
Repayments/prepayments	2,471	1,832	2,149	2,826	1,878
Lending outstanding	16,640	17,232	19,065	18,931	21,727
Member countries	14,831	15,867	17,960	18,055	21,098
Non-member countries	1,948	1,504	1,222	996	798
Loan impairment provision	-139	-139	-117	-119	-169

MISSION FULFILMENT1

NIB’s vision is a prosperous and sustainable Nordic–Baltic region. All projects proposed for financing undergo an assessment of their potential impact on productivity and the environment of the member country area. This mission fulfilment is rated on a five-grade scale from “negative” to “excellent”. At least 90% of loans should achieve a “good” or “excellent” mandate rating in at least one of these two aspects. In 2020, this percentage - which excludes Response Loans - stood at 98%.

EUR 2.8 billion (84%) of NIB’s loans disbursed and rated were channelled to projects that contribute to improvements in terms of productivity. EUR 1.9 billion (57%) went to projects that have significant positive environmental impacts, reflecting the goal set by the Board to increase environmental lending as well as the growing significance of sustainable finance. EUR 1.4 billion (44%) of the loans disbursed were rated “good” or “excellent” in both of the mandates.

¹

As of this year, NIB reports the impacts of financed projects on the basis of disbursements instead of agreed loans. This shift will strengthen impact reporting even further because previously, some of the agreed loans might have never been disbursed. Because of this change, the disbursements (and therefore project impacts) included in this year’s report cover a period of agreed loans between 2012 and 2020. All impacts reported are prorated to NIB’s share of financing.

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Response Loans have not explicitly been mandate rated, but the Bank’s analysts have assessed how they would alleviate the social and economic consequences of the pandemic. For corporate customers, who have experienced a sharp decrease in demand for their products and services, Response Loans are also an additional source of liquidity to ensure the continuation of operations, the reorganisation of value creation processes and the transformation to new market situations, where possible.

Three years after a NIB-financed project has been completed, the Bank’s analysts aim to follow up on the impacts that the project has had. In 2020, the Bank completed 14 such ex-post assessments. The assessments show that 80% of the ex-ante impact was fully achieved, 15% partly achieved and 5% not achieved. NIB uses these results to apply the lessons learned to future projects and to further develop its mandate rating methodology.

IMPACT ON PRODUCTIVITY

This year, a large part of disbursed loans (EUR 687 million, 21% of total mandate-rated and disbursed loans) was devoted to the improvement of transportation infrastructure in the member country area. The projects covered by these disbursements include roll-out of hybrid ferries in Norway, road projects in Norway and investments in three main airports in Lithuania, as well as municipal transportation infrastructure in Finland, a cargo port in Lithuania and the renewal of a passenger train fleet in Sweden. These projects represent both improvements of existing infrastructure and an increase in productivity, as well as transformation efforts towards cleaner and more efficient ways of providing mobility services.

As in the previous years, R&D-intensive companies made up one of the largest segments of disbursed loans (EUR 485 million, 15%). The direct impact of R&D processes is not easy to observe, and even harder to assess. The commercialisation of research efforts and the launch of new products and services take time and are the result of research efforts combined with accrued experience. R&D activities potentially lead to skill development and knowledge spill-over between the academic and private sectors, which can positively impact productivity levels.

EUR 375 million (11%) was channelled to investments in real estate, such as office buildings, retail spaces or technical maintenance buildings. New or refurbished buildings tend to have higher energy efficiency, which decreases the upkeep cost, and therefore the implied productivity of the asset.

In 2020, EUR 243 million (7%) went to investments in the healthcare sector in Finland, Sweden and Estonia, impacting approximately 0.8 million people living in the catchment area of these healthcare facilities. EUR 26 million (1%) was disbursed to projects in the education sector. These projects included construction and renovation of hospitals, schools and day-care centres. These investments increase the quality of public services.

The remaining disbursements were channelled to projects in energy generation and distribution (EUR 687 million, 21%), various business expansion investments (EUR 328 million, 10%).

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IMPACT ON THE ENVIRONMENT

In 2020, lending to projects with environmental benefits focused on projects contributing to climate change mitigation, comprising mainly energy-efficient green buildings, clean transportation and renewable energy.

The majority of the environmental projects are within the green building category, with total disbursements of EUR 466 million. Most of these projects aim at certification according to the highest levels of international and national green building standards. The investments result in 130,000 m2 of gross floor area certified, mainly in Sweden, but also in Finland, Norway and Lithuania.

Some of these building projects include installation of carbon-neutral energy generation, with a combined generation capacity of 1,700 MWh a year (equal to the annual energy use of 70 single-family houses). NIB also financed the first building project where the carbon footprint of the building itself has been calculated and where plans to compensate for the footprint over the building’s lifetime have been made. In addition, disbursements of EUR 15 million were made to energy efficiency improvements in buildings via two loans in Lithuania and Finland.

Clean transportation projects received disbursements of EUR 565 million. These investment are mainly within the rail sector in Sweden, Finland, Lithuania and Norway, but also include one electric ferry project in Norway. In addition, NIB has disbursed EUR 75 million for R&D aimed at developing technology for renewable energy and clean transportation.

Renewable energy generation was supported with EUR 459 million, both via bilateral lending and financial intermediaries. The investments are estimated to result in 738 GWh of added renewable energy generation annually, comprising a mix of bioenergy, windpower and hydropower in Finland, Norway, Sweden and Ukraine. In addition, EUR 228 million was disbursed to electricity network investments that strengthen the networks, as well as increase the distribution of renewable energy.

Water management projects include investments in improved freshwater supply and wastewater treatment. NIB also pays particular attention to projects that improve the ecological state of the Baltic Sea. Disbursements of EUR 132 million were made to projects in Belarus, Finland, Sweden and Norway. The investments in wastewater treatment are estimated to result in added wastewater treatment capacity of 45,000 person-equivalents.

Other disbursements in 2020 generating environmental benefits include industrial metal recovery, R&D in biobased materials, and waste management projects. NIB also made disbursements to several financial institutions for onlending to SMEs and environmental projects.

Approximately EUR 169 million was disbursed to projects that are rated negative due to increased carbon and other emissions. These projects include road construction, mining activities and industrial projects.

Overall, NIB estimates that the loans disbursed in 2020 result in 396,000 tonnes of net CO2 emissions reduced or avoided annually.

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IMPACT OF RESPONSE LOANS

In times of economic crisis, NIB can take on a stabilising role. NIB Response Loans aim to alleviate the social and economic consequences of the COVID-19 pandemic in the Bank’s member countries and to eventually support their recovery process. Response Loans are intended to benefit people of all ages and socioeconomic groups, for example by aiming to prevent unemployment and by supporting healthcare as well as care for children and older people.

In 2020, three Response Loans were disbursed to the Republics of Estonia, Latvia and Lithuania, totalling EUR 1,400 million. The loans will support national action plans designed to provide economic stimulus. These include a wide range of measures that aim, for example, to provide additional resources for healthcare systems, to protect jobs and compensate for loss of personal income, and to support the most affected business sectors. Further, Response Loans were also targeted at the corporate sector to counteract sharp drops in demand and to support transport infrastructure in the member countries.

FUNDING

NIB acquires the funds for lending by borrowing on the international capital markets. NIB’s funding strategy rests on three pillars: global benchmark issuance in USD, a strong presence in the sustainable bond market and meeting investors demand for tailored issuance in specific formats and currencies. In 2020, NIB was able to issue bonds and had full access to the capital markets, also during the crisis.

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The Bank raised EUR 7.5 billion in new funding through 38 bond transactions. The Bank continued to maintain a diversified, global investor base buying NIB’s high-quality bonds. European investors outside the Nordic countries are the largest group of buyers, accounting for 34% of investments in new debt.

NIB issued two global, USD-denominated benchmark transactions in 2020, totalling USD 3 billion (EUR 2.6 billion). In May, the Bank issued a three-year, USD 1.5 billion global benchmark and further a USD 1.5 billion bond in September with a five-year maturity, both of which attracted strong support from investors. Central banks and bank treasuries remain the main investor base in NIB’s benchmark transactions, but both asset managers and pension companies have recently become more important.

NIB continues to have a strong presence in the sustainable bond market. During 2020, the Bank raised a total of EUR 643 million under the NIB Environmental Bond programme, consisting of a seven-year, EUR 500 million NIB Environmental Bond and a five-year, SEK 1.5 billion Nordic–Baltic Blue Bond. In 2011–2020, NIB issued a total equivalent to EUR 4.9 billion in NIB Environmental Bonds.

To finance COVID-19 Response Loans, NIB very quickly established a Response Bond framework and issued two Response Bonds, one in March 2020 and one in April: the first was a three-year, EUR 1 billion bond, and the second was a three-year, SEK 4 billion bond (EUR 366 million). The reception of these bonds in the market was very positive, as both deals were significantly oversubscribed. It is a clear message that the global investor base is looking for more than risk and return; impact also matters.

In order to manage the liquidity risk, NIB maintains a significant liquidity buffer, which amounted to EUR 11.3 billion at year-end. Its size is determined by the Bank’s target for the survival horizon of twelve months, which is the period under a severe stressed scenario that NIB can fulfil all its payment obligations and continue normal business operations without obtaining any new funding. The liquidity bond portfolio, which currently forms EUR 7.6 billion of the liquidity buffer, generated a positive return, including valuations of 0.83%. The return is considered satisfactory, even though the negative yield environment is putting continued pressure on profitability.

NIB has signed the United Nations Principles for Responsible Investment (PRI), in which NIB has committed to incorporating environmental, social and governance factors into its investment decisions. The Bank is developing a Responsible Investment Framework in which external environmental, social and governance (ESG) rating data is used to assign internal ESG scores to Treasury investments. Findings based on the ESG scores can be used either to favour or avoid companies being evaluated.

The Bank has taken actions to transition from current reference rates (IBOR rates) to the new, risk-free rates that comply with current and coming regulations for new benchmark rates.

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SUSTAINABILITY AGENDA

On top of its ongoing business operations, NIB continuously develops its frameworks and processes within sustainable finance.

In 2020, the coronavirus pandemic had a vivid impact in this debate. The focus on the climate agenda and overall sustainability remained strong, yet a stronger recognition of the social aspects of the transitions have emerged. Several investors and financial players have responded to the pandemic by providing COVID-related financial support. Many of these products have been labelled ”social”, leading to a rise in “social bond” issuance in the market.

Climate action remains a core element of the sustainability agenda. Last year, NIB introduced a more systematic assessment of ESG factors of its counterparties. This will allow the Bank to better assess how a project fits in the overall climate transition pathway of our clients, and to better capture the systemic nature of the transitions required in our economies. The aim is to have a more informed and in-depth dialogue with our clients and see how their business models and corporate strategies fit with the long-term sustainability and climate targets set in our societies.

During 2020, NIB continued its engagement in the development of the EU Sustainable Finance Action plan, contributing particularly to consultation rounds on the EU taxonomy and EU Green Bond Standards, as well as sharing the Nordic–Baltic experiences and perspectives. NIB is integrating relevant elements of the EU taxonomy into its own Mandate Rating Framework to remain up to date with developments and to stay relevant in the markets.

NIB continues to be involved in the Green Bond Principles as a member of the Executive Committee. Particular contributions have been made to the working groups on the climate transition, impact reporting and sustainability-linked bonds. NIB is also actively working on implementing the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) to better understand our climate exposures and identify any opportunities.

Internally, the Bank has continued its journey to green its in-house operations. The Internal Sustainability Council has worked to integrate ESG considerations into NIB’s procurement guidelines, has agreed to purchase green heating for 2021, and continues to manage, monitor and offset its CO2 emissions in line with the ambition to be a carbon-neutral organisation.

In 2020, sustainability reporting is consolidated into one “Impact Report 2020”, where all the key impact figures from NIB’s financing will be reported following international reporting principles. This report includes the impacts from our NIB Environmental Bond programme, and the reporting requirements associated with NIB being a signatory to TCFD, PRB (Principles for Responsible Banking) and PRI. For the first time, NIB will also seek a “limited assurance” of its Impact Report 2020. This will further enhance the transparency and credibility of NIB’s impact reporting.

RISK MANAGEMENT

NIB aims to follow relevant international financial sector regulations and best practices in the area of risk management. The Bank has strengthened its risk, capital and liquidity management framework over the past years. NIB has now introduced high-level statutory requirements stipulated in the Statutes and the Principles for Capital and Liquidity Management, supported by a Risk Appetite Statement (RAS) and an Internal Capital Adequacy Assessment Process (ICAAP).

The RAS sets the principles for the Bank’s risk-taking, risk mitigation and risk avoidance. In 2020, the RAS was reviewed as part of the annual review cycle, with a particular focus on risk awareness, sound banking principles, robust processes and risk indicators.

The ICAAP, which is conducted annually, is one of the main tools used by the Board of Directors to ensure that the Bank operates within the established risk appetite as well as capital and liquidity adequacy targets. In 2020, NIB was able to maintain adequate capital and liquidity buffers throughout the year, despite the challenges due to the COVID-19 pandemic. An increase of the Bank’s equity through net profit combined with a modest increase of the risk-based economic capital requirement, and the release of the countercyclical capital buffer, enabled the Bank to maintain its strong capital position, with a capital headroom2 of EUR 697 million.

Asset quality remained solid in the Lending portfolio. At the end of 2020, 91% of the lending exposure was within the investment-grade category, and the public sector accounted for 34% of the total lending exposure. In terms of geographical distribution, 95% of the lending exposure was to counterparties located in the Bank’s member countries. Asset quality in the Treasury portfolio remained solid as well, with 100% of the exposure in investment-grade categories, of which 86% was within the best risk classes (equivalent to ratings of AAA to AA-).

[2]

“Capital headroom” is defined as the adjusted common equity minus the internally assessed risk-based economic capital requirement for the current operations covering all identified risks the Bank is exposed to (i.e. credit, market and operational risk, and buffers for macroprudential risks and stress testing).

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In terms of market risk, the Bank is mainly exposed to interest rate risk, credit spread risk and cross-currency basis risk in Treasury operations. Prompted by concerns related to the COVID-19 pandemic, the valuations of mark-to-market financial instruments dropped sharply, before fully and quickly recovering in the ensuing months. The Bank’s overall market risk remained modest at year-end 2020, and was almost unchanged compared to the previous year.

NIB continued to improve its risk management framework during 2020. The Bank’s three lines of defence model was refined and strengthened. Risk governance was improved by clarifying the position of the second line of defence (control) functions and that of the Chief Risk Officer. Several policies and procedures were reviewed and updated, and the economic capital model (credit risk component) was modified and validated. In addition, NIB is working to define its risk appetite with respect to climate risk and taking the next steps to integrate—to the extent relevant as a driver of well-established risk categories—the management of climate risk into its overall risk management framework.

COMPLIANCE

In 2020, NIB continued to further improve the Bank’s integrity and compliance framework. This included policy updates, enhancement of the electronic Integrity Due Diligence tool for Lending, and the development of a new eLearning course.

In this context, the Bank’s Integrity and Compliance Policy (formerly the Compliance, Integrity and Anti-Corruption Policy) was updated to better reflect the changes in reporting lines for the unit and to clarify the role and responsibilities of the Integrity and Compliance Office (ICO).

The ICO also continued to engage with client companies that are dealing with high integrity-related risks. These engagements may include reviewing clients’ integrity management controls and providing advice on how these can be enhanced.

More information about the ICO’s activities can be found in NIB’s annual Integrity Report 2020, which will be published in March 2021.

FINANCIAL RESULTS

The net profit for the year of EUR 165 million was EUR 17 million lower than in 2019. Total operating income increased from EUR 234 million to EUR 274 million mainly due to an increase in net profit on financial operations of EUR 45 million and a decrease in net interest income of EUR 6 million. Total operating expenses of EUR 52 million were EUR 1 million higher than in 2019. The Bank has increased the expected credit loss provision resulting in net loan losses of EUR 57 million.

Following the outbreak of COVID-19, the global operating environment rapidly deteriorated, and as a result, the Bank adjusted the macroeconomic scenarios used to calculate the expected credit loss provision. However, the Bank did not record any realised loan losses nor any new non-performing loans.

Net interest income for the year amounted to EUR 206 million, compared to EUR 212 million in 2019. Net interest income from lending activities of EUR 155 million was higher than in previous years due to a larger loan balance. Net interest income from treasury activities decreased by EUR 8 million to EUR 50 million due to the low yield environment. A more detailed commentary on the Bank’s financial results can be found in the Operating and Financial Review in this report.

DIVIDEND

The Board of Directors proposes to the Board of Governors that no dividend is to be paid to the Bank’s member countries for the year 2020.

This decision is part of the owners’ will to maximize the Bank’s response to the ongoing crisis and to show strong support for the Bank’s activities. At the same time, the Board also recognises that NIB is a dividend-paying IFI. Assuming that the corona situation would improve and the Bank’s capital situation allows, it will be considered to pay a higher than normal dividend to member countries in 2022.

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GOVERNANCE

The Board of Directors held sixteen meetings during 2020. All except one were held online due to the pandemic situation. Mr Sven Hegelund (Sweden) chaired the first nine meetings, and Ms Esther Finnbogadóttir (Iceland) chaired the following seven meetings of the Board. Three separate Board seminars were held.

The Control Committee (the Bank’s supervisory body responsible for appointing the Bank’s external auditors) had two ordinary meetings during the year. The Control Committee’s Chairmanship is reinforced by an independent expert, who was appointed by the Control Committee on 15 February 2019 to serve for a two-year period. The Control Committee Chairmanship held nine meetings (all but the first of which were held online) to meet the Committee’s responsibilities in 2020.

BUSINESS CONTINUITY

Since the outbreak of the COVID-19 pandemic, NIB has taken a number of actions to protect its staff and to ensure business continuity. Located in Helsinki, the Bank follows the advice and practices of the Finnish government and healthcare authorities, and, in addition, continuously shares experiences with peer institutions, like other IFIs.

In 2020, the majority of NIB’s Board meetings were held online.

When the COVID-19 epidemic reached Finland in March, a separate coronavirus coordination group was established within the Bank representing relevant functions. When Finland authorized the emergency powers act in the middle of March, most NIB employees moved to remote working. In line with the Bank’s business continuity plan, a small core group of staff stayed in the office to safeguard the most critical business functions and operational systems. In addition, the staff members in the office were split into three separate and isolated office spaces that had no physical contact with each other.

Since August, NIB has allowed for a controlled rotation of staff working at the office. This ensures that the Bank’s functions remain operational. The safety measures at the office includes maintaining distance, wearing facemasks during physical meetings, and an increased focus on hygiene and cleaning. The majority of staff have continued to work remotely.

ORGANISATIONAL CHANGES

In the context of changing the Statutes (see page 14), the President decided on some organisational changes in 2020, to further strengthen NIB and to adhere to sound banking principles. The changes were undertaken in several phases during summer and autumn 2020.

NIB now has six departments instead of the previous seven, see NIB’s organisation chart.

The Lending department was reorganised by integrating origination, portfolio management and analysis functions into new, sector-oriented business units. The objective of the re-organisation is to improve NIB’s client value proposition in terms of sustainability, ESG and sector expertise. In addition, the change will further clarify client responsibilities, streamline loan processing and promote economic capital optimisation and net interest income growth.

In order to stengthen the Bank’s second line of defence, a new Risk & Compliance department was established. The department covers all Risk functions as well as Compliance and Business Continuity & Security. The department is headed by the newly appointed Chief Risk Officer, who is also a member of the Executive Committee.

The treasury and finance functions were merged into one Treasury & Finance department.

IT and most of the current Business Services functions were merged into one IT & Business Services department.

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STAFF SURVEYS

A survey about “working under changed conditions” was conducted among NIB’s staff members in spring 2020. The aim of the survey was to gain insight into how NIB’s handling of the COVID-19 situation and remote working conditions were perceived.

The survey results showed that staff valued the efforts and flexibility shown by NIB in arranging provisions for remote work, including catering for virtual communication and IT tools. It was perceived that NIB took appropriate actions with respect to health and safety. Most staff members were able to maintain their efficiency and performance levels. The lack of social interaction and face-to-face work engagement with colleagues was listed as a downside to remote working by many.

A full-scale work engagement survey will be conducted in January 2021.

REFURBISHMENT OF NIB’S HEADQUARTERS

During 2020, NIB continued the renovation of its headquarters, which consisted of a complete building technical refurbishment and modernisation of working areas. The project was conducted in accordance with the “Excellent” level of the BREEAM standard for existing buildings.

All working areas are now modern, flexible and better support co-operation between the departments. In the autumn, the refurbishment of the lobby area begun, with the aim of completion in 2021.

DIGITALISATION

During 2020, the renewal of the core platform for Treasury operations was completed. Ongoing projects to digitalise accounting services and to develop enterprise-wide data models and reporting progressed according to plan. A target architecture and plan for renewal of the Lending core systems was completed. NIB was successful in rapidly shifting to virtual and distance work practices in response to the COVID-19 pandemic.

OUTLOOK

The uncertainty regarding economic developments remains exceptionally high. The consensus is that the global economy will have a wide recovery in 2021, mainly spurred by hopes that the vaccination efforts will prove to be successful in lowering the spread of the disease. In all likelihood, the monetary policy stance will continue to be accommodative. This means that the period of ultra-low interest rates will continue to impact NIB’s financials.

The monetary stimulus will be complemented by strong fiscal support from governments.

Overall demand for financing may be negatively affected by the impact of fiscal stimulus packages and recovery funds, as well as by subdued corporate investments.

At the same time, the momentum behind the sustainable finance movement and the channelling of various recovery instruments into “green assets” is expected to create new opportunities.

Despite the ongoing coronavirus crisis, markets and liquidity seem to have somewhat stabilised, and economic confidence appears to be recovering.

NIB expects to return to lower levels of disbursement in 2021, but remains ready to step up its response lending if needed. The Bank will continue to work closely with its member countries and clients to promote sustainable recovery from the crisis and to help restore the path to a resilient, low-carbon society.

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STATUTORY CHANGES

Updating of NIB’s Statutes

In order to ensure continued adherence to sound banking principles and allow the Bank to maintain its relevance in supporting its member countries, the Board of Directors and the management have been working on modernising the Statutes of the Bank. As a result, at its annual meeting on 24 May 2019, the Board of Governors approved substantial amendments to the Statutes. Certain changes also required approval of the member countries, and an amendment to the Agreement concerning the Nordic Investment Bank was agreed and signed on 28 February 2020. This Amending Agreement and the amendments to the Statues came into effect on 29 July 2020.

The statutory changes expand NIB’s financing capabilities and ensure efficient control of its operations. The changes provide the Board and management with the tools to efficiently allocate financing to projects that improve productivity and benefit the environment.

Sound and comprehensive policies for capital and risk management assure bondholders that NIB will maintain the highest possible issuer credit rating and continue to obtain funds from the capital markets on advantageous terms, which is essential for the implementation of the mandate.

The amendments consist of the following:

•	Replacing the current statutory gearing limit with a risk-based comprehensive framework for capital and liquidity management, in accordance with sound banking principles, and introducing minimum requirements for capital, liquidity and leverage
•	Discontinuing the special loan facilities for Project Investment Loans (PIL) and Environmental Investment Loans (MIL). The outstanding amounts under the PIL and MIL facilities have become part of NIB’s ordinary lending, and new lending of this type will in future also constitute ordinary lending. In addition, the special credit risk fund for PIL has been converted into paid-in capital and the Member countries’ PIL guarantees into callable capital. The MIL has not been converted.

•	Improving institutional governance, clarifying the role of the Control Committee and the external auditors, and strengthening the role of the Chairmanship of the Bank’s Control Committee

•	Allowing for limited equity participation as a new form of financing for the Bank, in addition to loans and guarantees, with the unanimous approval of the Board of Directors

In addition, more comprehensive provisions regarding capital and liquidity management are included in the Principles for Capital and Liquidity Management of 24 May 2019 approved by the Board of Governors.

The Principles provide a tool for NIB’s owners, through the Board of Governors, to adjust the general capital and liquidity management principles at NIB, to set and adjust quantitative monitoring limits above the minimum requirements in the Statutes, and to give direction to the Board of Directors and senior management on capital and liquidity management at NIB.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 15

Operating and financial review

Highlights

During 2020, the Bank disbursed EUR 4,853 million in loans compared to EUR 2,676 million in 2019. On 27 March, the Board of Governors urged the Bank to support member states’ businesses to the widest extent possible to overcome the COVID-19 crisis, which resulted in a significant increase in lending activity compared to previous years.

The Bank is in a strong financial position with solid capital and liquidity ratios. The net profit for the year amounted to EUR 165 million compared to EUR 182 million in 2019. The change in net profit is due to an increase in expected credit loss provisions due to the negative market sentiment however, there have been no realised loan losses during the year. The Bank has also been impacted by the low yield environment, which has reduced interest income. These impacts have been partially offset by unrealised gains on financial instruments.

Key figures and ratios

In millions of euro, unless otherwise stated	2020	2019
Net interest income	206	212
Profit before net loan losses	221	183
Net Profit	165	182

Loans disbursed	4,853	2,676
Loans agreed	5,666	3,316
% of loans achieving good or above mandate	98%	98%

Loans outstanding	21,555	18,799
Total assets	35,422	32,653
New debt issues	7,540	4,909
Debts evidenced by certificates	29,072	26,674
Total equity	3,861	3,735

Equity/total assets (%)	10.9%	11.4%
Profit/average equity (%)	4.4%	5.0%
Cost/income (%)	19.1%	21.9%
Number of employees at year end	222	229

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Total comprehensive income

NET PROFIT

The net profit for the year amounted to EUR 164.7 million, which is EUR 17.3 million lower than last year. Total operating income increased from EUR 233.7 million to EUR 273.9 million mainly due to an increase in net profit on financial operations of EUR 44.5 million and a decrease in net interest income of EUR 6.2 million. Total operating expenses of EUR 52.4 million were EUR 1.2 million higher than in 2019. The Bank has increased the expected credit loss provision resulting in net loan losses of EUR 56.7 million. There have been no realised loan losses during the year.

NET INTEREST INCOME

Net interest income for the year amounted to EUR 205.5 million which is 6.2 million lower than in 2019. Net interest income on lending activities was EUR 2.2 million higher than in 2019, due to a higher volume of loans outstanding. The interest income on treasury activities decreased by EUR 8.4 million due to the ongoing low yield environment.

NET FEE AND COMMISSION INCOME

Net fee and commission income amounted to EUR 9.3 million, compared to EUR 7.6 million in 2019, due to the higher volume of loans agreed and disbursed.

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NET PROFIT/LOSS ON FINANCIAL OPERATIONS

The financial markets have experienced significant movements because of the COVID-19 outbreak. During the first quarter, these market movements resulted in unrealised losses of EUR 129.6 million on financial instruments that NIB holds to hedge its interest rate risks and in its liquidity portfolio. During the rest of 2020, the markets recovered and the Bank recorded unrealised gains of EUR 193.4 million. The net profit on financial operations for 2020 amounted to EUR 58.8 million compared to profit of EUR 14.3 million last year. The result includes realised losses of EUR 5.0 million and unrealised profits of EUR 63.8 million.

The unrealised valuation gains and losses on interest rate hedges arises mainly from changes of the interest rate spreads that are embedded in the Bank’s funding and lending transactions. When the Bank raises funds with fixed rates or offers borrowers fixed rate loans, it hedges the resulting interest rate risk using swaps, in which the fixed rate is swapped to the short-term money market floating rates referred to as the IBORS (e.g. LIBOR, EURIBOR, STIBOR, NIBOR etc.). In keeping with what NIB believes is industry best practice, the valuation of these swaps is based on a risk free discounting rate called OIS (Overnight Interest rate Swap). A widening of the spread between the risk free rates (the OIS rates) and the relevant IBORs applicable to each such swap creates unrealised valuation losses. As the Bank intends to hold these transactions to maturity, such that they are not sold for a price based on their market value but instead perform until the contracts end, these gains and losses would not be realised, as the transactions will settle at par.

The unrealised valuation loss on assets in the Bank’s liquidity portfolio arises from widening credit spreads. The Bank maintains a large liquidity portfolio, which it invests in high quality bonds. When credit spreads widen, this results in negative valuations on the bonds. In these times of financial turbulence, credit spreads tend to rise across the board, hence also affecting NIB’s high quality bonds’ valuations.

TOTAL OPERATING EXPENSES

Total operating expenses amounted to EUR 52.4 million comprising personnel expenses of EUR 31.3 million, administrative expenses of EUR 13.6 million and depreciation of EUR 7.5 million. The main administrative expenses are IT, office premises, travel and project consultancy cost, however due to Covid-19, the travel and project consultancy costs were lower than usual. The increase in personnel costs of EUR 0.8 million is mainly due to the annual pay related adjustments. The increase in depreciation is mainly due to a new treasury system implemented during 2019.

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NET LOAN LOSSES

After the outbreak of COVID-19, the global operating environment deteriorated rapidly and the level of uncertainty increased. Although there have been no significant observed changes in the credit quality of the overall loan portfolio, no realised losses and no new non-performing loans, management have taken a conservative approach and increased the provision for expected credit losses from EUR 122.3 million at 31 December 2019 to EUR 172.6 million at 31 December 2020. This provision covers both loans outstanding, loan commitments and treasury assets held at amortised cost.

OTHER COMPREHENSIVE INCOME

The Bank separates the foreign currency basis spread from financial instruments used in fair value hedge accounting, and this separated amount is recorded in “Other comprehensive income” (OCI). In 2020, this amounted to a gain of EUR 9.1 million compared to EUR 15.8 million in 2019. The gain recorded is due to the tightening of the cross currency basis spreads, which negatively affect the valuation of basis swaps used to convert funding currencies into lending currencies.

For financial liabilities recorded at fair value through the profit and loss, valuation changes due to changes in own credit spreads need to be recorded in OCI and amounted to a loss of EUR 3.4 million in 2020.

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Financial position

LENDING OUTSTANDING

Total lending outstanding amounted to EUR 21,727 million, comprising loans outstanding of EUR 21,555 million and Lending Green Bonds (“LGB”) recorded in debt securities of EUR 172 million. The total disbursements in 2020 amounted to EUR 4,853 million, which is EUR 2,177 million higher than in 2019 mainly due to the Bank’s response to the COVID-19 crisis. More information regarding loans agreed can be found on our website at Agreed Loans.

Total lending outstanding increased from EUR 18,931 million at 31 December 2019 to EUR 21,727 million as a result of disbursements of EUR 4,853 million exceeding amortisations and prepayments of EUR 1,867 million and other movements of EUR 190 million.

MISSION FULFILMENT

NIB’s vision is a prosperous and sustainable Nordic–Baltic region. All projects proposed for financing undergo an assessment of their potential impact on productivity and the environment of the member country area. This mission fulfilment is rated on a five-grade scale from “negative” to “excellent”. In response to the COVID-19 pandemic, NIB provided “response loans” to alleviate the economic and social consequences of the crisis. These response loans are tracked separately and are not included in the standard mandate rating. During 2020, projects achieving a “good” or “excellent” mandate rating accounted for 98% of the total amount of loans agreed excluding response loans which exceeded the target of 90%.

*	fair valuation of lending green bonds and hedging accounting.

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FUNDING

In order to support the Bank’s COVID-19 response, the 2020 funding increased significantly from EUR 4.9 billion in 2019 to EUR 7.5 billion in 2020.

On 31 March, the Bank issued a three-year, EUR 1 billion NIB Response bond which was met with strong support from investors with a final order-book in excess of EUR 3.2 billion, representing the largest ever order-book for a EUR benchmark from NIB. NIB Response Bonds finance eligible projects that aim to alleviate the social and economic impact of the pandemic in its member countries and will support their recovery process. More information on the response bond framework can be found on our website at Response Bonds. On 2 April 2020, the Nordic Investment Bank issued a SEK 4 billion NIB Response Bond, due April 2023. The SEK 4 billion issue is NIB’s largest-ever transaction denominated in Swedish krona and the books closed in excess of SEK 5.2 billion.

The Bank continues to have a strong presence in the sustainable bond market. During 2020, the Bank raised a total of EUR 643 million under the NEB programme, consisting of a seven-year EUR 500 million NIB Environmental Bond and a five-year SEK 1.5 billion Nordic–Baltic Blue Bond. During 2011-2020, NIB has issued a total of EUR 4.9 billion equivalent in NIB Environmental Bonds under its environmental bond framework.

On 13 May, the Bank issued a USD 1.5 billion global benchmark and a further USD 1.5 billion on 3 September both of which attracted strong support in excess of USD 2.75 billion and USD 2.2 billion, respectively.

Transactions in other public markets during the year consisted of bonds denominated in GBP, NZD, NOK, and SEK. Public market transactions were complemented with private placement transactions.

A full list of funding transactions can be found on our website at Funding Transactions.

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Capital and liquidity management

The Statutes require that NIB shall have adequate capital and liquidity management in accordance with sound banking principles. The Bank shall have in place sound and effective strategies for risk, capital and liquidity assessments, which shall be conducted at least annually and reviewed regularly. The Bank’s capital and liquidity management shall be based on assessed risks in its operations, supplemented by stress testing. The Principles for Capital and Liquidity Management set by the Board of Governors further specify requirements as follows:

TABLE 1. Statutory ratio requirements and year-end values

Statutory metrics	Minimum	2020	2019
Risk-based (economic) capital ratio	100%	142%	157%
Leverage ratio	7.0%	11.1%	11.6%
Leverage ratio with callable capital	20.0%	32.9%	29.4%
Liquidity survival horizon (days)	180	418	397

Key components of the NIB risk management framework are the Risk Appetite Statement (RAS) and the Internal Capital Adequacy Assessment Process (ICAAP). To monitor and manage compliance with statutory requirements, the Board of Directors sets limits and monitoring thresholds in the RAS securely above the minima set by the Principles for Capital and Liquidity Management. The Bank uses its ICAAP to evaluate the amount of capital and liquidity needed to cover the risks it is or might be exposed to. The ICAAP is conducted on an annual basis. The Bank maintains a sufficient amount of capital and liquidity to cover all material risks and to ensure that operations can be continued without disruptions even in extremely adverse situations.

RISK-BASED (ECONOMIC) CAPITAL

The Statutes require that the Bank’s paid-in capital and accumulated reserves exceed its internally assessed capital requirement covering the nature and level of the risks to which the Bank is or might be exposed. The Principles for Capital and Liquidity Management further establish a risk-based capital adequacy requirement to ensure that the Bank maintains an appropriate level of capital. This is operationalised via a risk-based capital ratio minimum requirement of 100 per cent.

NIB uses an internal economic capital approach to estimate and set the risk-based capital requirements for credit risk, market risk, operational risk, and other business risks. The amount of economic capital reserved to cover these risks, also calibrated to preserve the highest possible (AAA/Aaa) credit rating, is defined as the minimum economic capital requirement. Potential diversification benefits across the main risk categories (credit, market, liquidity, and operational) are not applied. In addition to the minimum economic capital requirement, the Bank maintains macro-prudential capital buffers and additional management buffers (e.g. stress test buffer) as appropriate. The Bank may release capital buffers under stressed conditions or when otherwise required to fulfil its purpose.

The credit risk economic capital model is an application of the so-called structural model broadly adopted in the industry. In technical terms, the simulation model is a multivariate default and migration t-threshold model with random default recovery. The key idea behind the model is that an individual obligor enters into default when the value of its assets crosses a threshold determined by the counterparty’s creditworthiness. The model for asset values is estimated based on historical equity data incorporating geographical, industrial, and firm-size dimensions. The likelihood that a counterparty’s assets drop below the default threshold depends on internally-derived probability of default (PD) estimates based on internal credit rating methodologies and rating scale. Finally, the actual size of default loss depends on two elements: the counterparty exposure at default (EAD) and the loss given default (LGD). The actual loss, as a proportion of the current exposures, is assumed to be random and is informed from the internal LGD methodology. The credit risk migration element is also a function of credit transition probabilities, credit spread values for each rating category, and the sensitivity of loans to spread movements. The transition probabilities are sourced from external credit rating agency data and split between corporate and sovereign lending categories. Credit spreads are estimated from internal historical lending experience, while the spread sensitivities are determined by the cash-flow structure of each individual loan.

The market risk economic capital model captures the following sub categories: interest rate risk (covering both the economic value and net interest income risk perspectives), credit spread risk, currency basis risk, and foreign exchange risk. The Bank applies various stress testing approaches for the calculation of market risk economic capital requirements across these market risk sub-categories, and recognises diversification benefits between them in the calculation of the overall economic capital requirement for market risk.

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For operational risk, the economic capital requirement is obtained by first calculating the regulatory capital requirement using the standardised approach (as stipulated in the EU CRR) and then scaling that requirement up to arrive at a conservative estimate.

The regulatory macro-prudential tools have been designed to mitigate potential systemic risks, help counter pro-cyclicality in the financial system, and to reserve additional capital above regulatory minimum requirements so that banks have better tools to react and operate under stressed conditions. While not subject to banking supervision, to follow best practices NIB includes in its ICAAP the macro-prudential buffers (namely for capital conservation and countercyclicality) as well as a stress test buffer.

The capital conservation buffer is a fixed percentage (2.5 per cent as of 31 December 2020) of the Bank’s risk-weighted assets (RWA). The countercyclical buffer (released in March 2020) is normally calculated as the weighted-average of the private sector exposures and respective countercyclical buffer rates in those countries where the risk exposures are located. The stress test buffer is derived from macroeconomic stress testing, based on severely adverse scenarios which build in severe yet plausible shocks to the real economy and financial markets. Scenarios are usually benchmarked to supervisory macroeconomic stress test scenarios, but also incorporate expert judgment and/or specific elements to better test sensitivities to relevant factors such as sectors and/or regions.

As of 31 December 2020, the minimum economic capital requirement was EUR 2,689 million, composed of EUR 2,021 million for credit risk, EUR 567 million for market risk, and EUR 101 million for operational risk. The capital conservation buffer was EUR 306 million. Aligned with decisions from macro-prudential authorities, the countercyclical capital buffer was released in March 2020 following the outbreak of the COVID-19 pandemic. The stress test buffer was EUR 120 million. The total economic capital requirement thus amounted to EUR 3,115 million.

Adjusted common equity (paid-in capital and accumulated reserves after deduction of appropriate adjustment items as prescribed in the EU CRR) provides the risk coverage (loss-absorbing capacity) and is used as a benchmark to determine capital adequacy. As of 31 December 2020, the Bank’s adjusted common equity amounted to EUR 3,812 million.

As of 31 December 2020, the economic capital ratio (adjusted common equity divided by the minimum economic capital requirement) was 142 per cent (2019: 157 per cent, see Table 1 above). The capital headroom (difference between adjusted common equity and the total economic capital requirement) was EUR 697 million (2019: EUR 726 million).

LEVERAGE

In line with sound banking principles and practices, the risk of excessive leverage is recognised and managed. Prior to the July 2020 change in Statutes, NIB used a statutory gearing ratio limit, an approach commonly used by International Financial Institutions (IFIs). The gearing ratio limit capped ordinary lending exposure in relation to the Bank’s own financial resources.

To prevent excessive leverage for all exposures (not solely lending) and complement the risk-based capital management framework, the new Statutes replaced the gearing ratio limit with a minimum leverage ratio requirement.

The leverage ratio calculation follows the regulatory approach, taking into account full exposures (both on- and off-balance sheet) and thereby providing the Bank with a better, more inclusive risk metric to measure and monitor the volume of its activities in relation to its loss-absorbing capacity.

The Principles for Capital and Liquidity Management set two specific leverage ratio requirements. The first is that the Bank’s leverage ratio must exceed 7 per cent. The second is that the leverage ratio when including callable capital (in the numerator) must exceed 20 per cent. A key reflection of owner support and an important element of the Bank’s capital management, callable capital is authorised capital that is not paid-in.

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The exposure value of an on-balance sheet asset is its accounting value remaining after specific credit risk adjustments. The exposure amount for off-balance sheet items, arising for instance from credit and liquidity commitments, is determined by multiplying the notional amount of an item by an appropriate credit conversion factor. The exposure amount of derivatives transactions is calculated as the sum of the replacement cost and an add-on for counterparty credit risk representing the potential future exposure of the transactions. Cash collateral may be recognised in the calculation as a reduction of exposure.

The leverage ratio is calculated as adjusted common equity divided by the total exposure measure. The leverage ratio with callable capital is calculated as adjusted common equity, including callable capital, divided by the total exposure measure.

As of 31 December 2020, the leverage ratio was 11.1 per cent (2019: 11.6 per cent, see Table 1 above) and the leverage ratio with callable capital was 32.9 per cent (2019: 29.4 per cent).

LIQUIDITY

The Bank’s business model gives rise to liquidity risk mainly through maturity mismatches between financial assets (loans and treasury investments) and liabilities (borrowing and equity). The Statutes require that NIB maintain a liquidity reserve necessary for continuing its operations for a period of at least six months under a severe stress scenario. The Principles for Capital and Liquidity Management further establish a minimum liquidity requirement to safeguard that the Bank can meet its payment obligations without interruption and continue its operations even under adverse market conditions.

This requirement is operationalised via a minimum survival horizon requirement, which measures the time span during which the Bank is able to fulfil its payment obligations (stemming from ongoing business operations) under a severe stress scenario. The stress scenario takes into account the Bank continuing to disburse loans, the funding market becoming inaccessible, the credit risk of the loan portfolio, the market risk and liquidity risk of the liquidity reserve, and additional collateral requirements for derivative transactions.

To manage liquidity risk, NIB has integrated an Internal Liquidity Adequacy Assessment Process (ILAAP) into its ICAAP, thereby following the same operational and decision-making procedures as for its capital adequacy assessment.

The liquidity position is also calibrated to preserve the highest possible (AAA/Aaa) credit rating and to fulfil the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) regulatory requirements. The Bank’s liquidity risk measurement and liquidity buffer are described in detail in the Financial statements Note 2: Risk Management.

As of 31 December 2020, the liquidity survival horizon was 418 days (2019: 397 days, see Table 1 above). The LCR was 4,407 per cent (2019: 2,336 per cent) and NSFR 165 per cent (2019: 160 per cent).

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 24

Statement of comprehensive income

In thousands of euro	NOTE	2020	2019
Interest income from financial assets held at amortised cost		254,355	315,241
Interest income from financial assets held at fair value		18,160	25,768
Interest expense		-66,973	-129,280

Net interest income	(3) (4)	205,543	211,729

Commission income and fees received	(5)	12,485	9,462
Commission expense and fees paid		-3,145	-1,859

Net fee and commission income		9,340	7,603

Net profit/loss on financial operations	(6)	58,810	14,272
Foreign exchange gains and losses		183	111

Total operating income		273,876	233,715

Expenses
General administrative expenses
Personnel expenses	(7)	-31,327	-30,496
Other administrative expenses	(8)	-13,563	-13,872
Depreciation	(14)	-7,546	-6,841

Total operating expenses		-52,437	-51,209

Profit before loan losses		221,439	182,506
Net loan losses	(9)	-56,744	-524

Net Profit for the year		164,695	181,982

Other comprehensive income
Items that will not be reclassified to income statement
Fair value hedges - valuation of cross currency basis spread		9,120	15,786
Changes in own credit risk on liabilities recorded at fair value		-3,376	—

Total other comprehensive income		5,744	15,786

Total comprehensive income		170,439	197,768

The accompanying notes are an integral part of these financial statements.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 25

Statement of financial position

In thousands of euro	Note	31 December 2020	31 December 2019
ASSETS
Cash and cash equivalents	(26)	2,270,386	1,428,432
Financial placements
Placements with credit institutions		1,968,836	3,588,987
Debt securities	(11)	7,912,255	7,079,053
Other		8,907	7,585

		9,889,998	10,675,625
Loans outstanding	(12)	21,554,808	18,798,979
Intangible assets	(13)	12,018	11,753
Tangible assets, property and equipment	(13)	37,256	35,899
Other assets
Derivatives	(15) (24)	1,405,770	1,423,391
Other assets	(15)	19,614	4,175

		1,425,384	1,427,566
Accrued interest and fees receivable		232,197	274,826

TOTAL ASSETS		35,422,047	32,653,078

The accompanying notes are an integral part of these financial statements.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 26

In thousands of euro	NOTE	31 DECEMBER 2020	31 DECEMBER 2019
LIABILITIES AND EQUITY
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	(19) (26)	723,795	956,732
Long-term amounts owed to credit institutions		—	8,435

		723,795	965,166

Debts evidenced by certificates	(16)	29,071,696	26,673,647
Other liabilities
Derivatives	(17)(24)	1,362,269	1,042,227
Other liabilities	(17)	227,905	14,911

		1,590,174	1,057,138
Accrued interest and fees payable		175,620	221,805

Total liabilities		31,561,285	28,917,756

Equity	(18)	3,860,761	3,735,323

TOTAL LIABILITIES AND EQUITY		35,422,047	32,653,078

The accompanying notes are an integral part of these financial statements.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 27

Changes in equity

In thousands of euro	PAID-IN CAPITAL	STATUTORY RESERVE	GENERAL CREDIT RISK FUND	SPECIAL CREDIT RISK FUND PIL	PROFIT AVAILABLE FOR APPROPRIATION	CHANGES IN OWN CREDIT RISK ON LIABILITIES RECORDED AT FAIR VALUE	HEDGING RESERVE	TOTAL
EQUITY AT 31 DECEMBER 2018	418,602	686,325	1,869,553	426,941	173,009	0	3,124	3,577,554

Profit for the year	—	—	—	—	181,982	—	—	181,982
Other comprehensive income	—	—	—	—	—	—	15,786	15,786

Total comprehensive income	0	0	0	0	181,982	0	15,786	197,768

Transaction with owners in their capacity as owners
Appropriation of year	—	—	133,009	—	-133,009	—	—	0
Dividends	—	—	—	—	-40,000	—	—	-40,000

EQUITY AT 31 DECEMBER 2019	418,602	686,325	2,002,562	426,941	181,982	0	18,910	3,735,323
Profit for the year	—	—	—	—	164,695	—	—	164,695
Other comprehensive income	—	—	—	—	—	-3,376	9,120	5,744

Total comprehensive income	0	0	0	0	164,695	-3,376	9,120	170,439

Transaction with owners in their capacity as owners
Appropriation of profit	—	—	136,982	—	-136,982	—	—	0
Dividends	—	—	—	—	-45,000	—	—	-45,000
Changes in statutes (Note 18)	426,941	—	—	-426,941	—	—	—	0

EQUITY AT 31 DECEMBER 2020	845,543	686,325	2,139,544	0	164,695	-3,376	28,030	3,860,761

The accompanying notes are an integral part of these financial statements.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 28

Cash flow statement

In thousands of euro	NOTE	2020	2019
Cash flows from operating activities
Net profit for the year		164,695	181,982

Adjustments:
Unrealised gains/losses of financial assets held at fair value		-12,900	3,226
ECL non-lending activities		301	50
Depreciation and write-down in value of tangible and intangible assets		7,546	6,841
Change in accrued interest and fees (assets)		42,646	19,631
Change in accrued interest and fees (liabilities)		-46,184	-14,830
Net loan losses (ECL lending activities)		56,744	524
Adjustment to hedge accounting		-51,157	-9,243
Other adjustments to the net profit for the year		3,023	-3,826

Adjustments, total		18	2,373
Lending
Disbursements of loans		-4,818,897	-2,545,287
Repayments of loans		1,867,353	2,814,863
Transfer of lending green bonds to debt securities		—	48,149
Capitalisations, redenominations, index adjustments, etc.		430	-9,271

Lending, total		-2,951,115	308,454

Cash flows from operating activities, total		-2,786,402	492,809

Cash flows from investing activities
Placements and debt securities
Purchase of debt securities		-1,090,285	-2,246,940
Transfer of lending green bonds from lending		—	-48,149
Sold and/or matured debt securities		786,599	1,708,959
Placements with credit institutions		1,335,090	-3,580,102
Other financial placements		5,379	7,910

Placements and debt securities, total		1,036,783	-4,158,321

The accompanying notes are an integral part of these financial statements.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 29

In thousands of euro	NOTE	2020	2019
Other items
Acquisition of intangible assets		-4,872	-2,941
Acquisition of tangible assets		-4,296	-7,192
Change in other assets		1,684	293

Other items, total		-7,484	-9,839

Cash flows from investing activities, total		1,029,299	-4,168,161

Cash flows from financing activities
Debts evidenced by certificates
Issues of new debt		7,540,409	4,908,757
Redemptions		-4,142,020	-4,588,630

Debts evidenced by certificates, total		3,398,389	320,127

Other items
Long-term placements from credit institutions		-8,435	-1,051
Change in swap receivables excluding fair value changes		-274,019	-136,802
Change in swap payables excluding fair value changes		-248,028	-493,868
Change in other liabilities		-3,808	-1,549
Dividend paid		-45,000	-40,000

Other items, total		-579,290	-673,270

Cash flows from financing activities, total	(26)	2,819,099	-353,143

CHANGE IN CASH AND CASH EQUIVALENTS, NET	(26)	1,061,996	-4,028,495

Opening balance for cash and cash equivalents, net		471,700	4,182,512
Exchange rate adjustments		12,895	317,683
Closing balance for cash and cash equivalents, net		1,546,591	471,700

Additional information to the statement of cash flows
Interest income received		315,144	360,603
Interest expense paid		-113,157	-144,104

The accompanying notes are an integral part of these financial statements.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 30

Note 1: Accounting policies

REPORTING ENTITY - HISTORY OF NIB

Cooperation of Member Countries

Institutionalised Nordic Cooperation

Cooperation among the Nordic countries comprises a wide range of activities, including economic policy, development of industrial technology, communications and the harmonisation of legal systems.

The most important formal basis for Nordic cooperation is the Helsinki Agreement of 1962. This agreement sets out the aims of Nordic cooperation and contains provisions for the Nordic Council and, as subsequently amended, for the Nordic Council of Ministers.

The Nordic Council is a forum for consultation and discussion on issues of common interests at a parliamentary level. The Nordic Council of Ministers is empowered to make decisions on matters of cooperation that are considered binding to the governments of the Nordic countries.

Since 1992, the three Baltic countries Estonia, Latvia and Lithuania have been cooperating closely with the Nordic countries under the framework of the Nordic–Baltic Eight (NB8) format. Under NB8, regular meetings between the Nordic and Baltic prime ministers and foreign ministers are held to discuss questions of regional interest and international issues.

EFTA and EU

The Nordic countries have steadily broadened their mutual commercial relationships, a development encouraged by the creation of the European Free Trade Association (“EFTA”) in 1960, which established a framework for the development of inter-Nordic trade during the 1960s and 1970s.

Following Denmark’s entry into the European Community (the predecessor to the European Union) in 1973, the other four Nordic countries concluded bilateral free-trade agreements with the European Community in order to promote free trade within the Nordic region.

Effective 1 January 1994, the EFTA member countries, with the exclusion of Switzerland, and the European Union (“EU”) established the European Economic Area (“EEA”), a free trade zone in Europe.

On 1 January 1995, Finland and Sweden became members of the EU, leaving Norway and Iceland as the only Nordic countries that presently are EFTA members. At the introduction of the Euro on 1 January 1999, Finland was the only Nordic country to participate in the economic and monetary union of the EU (“EMU”).

Effective 1 May 2004, Estonia, Latvia and Lithuania became members of the EU and subsequently of the EMU. Estonia joined the EMU on 1 January 2011, Latvia on 1 January 2014 and Lithuania on

1 January 2015.

Other forms of cooperation

Nordic–Baltic cooperation also includes coordination of policy positions in international organisations. Consultations are held regularly on issues arising within the United Nations and the United Nations Commission for Trade and Development. The member countries are jointly represented in the International Monetary Fund, the International Bank for Reconstruction and Development and other international organisations.

Establishment of the Nordic Investment Bank

Discussions within the Nordic Council and the Nordic Council of Ministers over a number of years led to the establishment of the Nordic Investment Bank. The legal basis for NIB is the “Establishing Agreement”, which was signed on 4 December 1975. The signatories of the Establishing Agreement were Denmark, Finland, Iceland, Norway and Sweden.

The Establishing Agreement and the Statutes of NIB became effective on 1 June 1976, and the Bank commenced operations on 2 August of that year.

On 15 September 1981, the Nordic Council of Ministers approved a programme to promote member country cooperation in project exports, primarily to developing countries. The decision, as amended on 28 February 1982, included, as one major element of the programme, the creation of a joint financing facility to grant loans and issue loan guarantees (“project investment loans”). The facility became effective on 1 July 1982, and has formed the main part of NIB’s lending activities outside Member countries. See Note 12.

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In August 1996, the Nordic prime ministers decided to establish a special environmental loan facility (the “Environmental Investment Loan Facility”) to finance environmental investments in the region neighbouring the Nordic countries. The facility was approved by the Nordic Council of Ministers on 25 January 1997, and became effective on 28 August 1997. The facility, which was part of NIB’s lending activities, comprised loans and guarantees to both the public and private sector for financing investments aimed at protecting the environment and reducing cross border pollution in the neighbouring area to the member countries. See Note 12.

The project investment loan and environmental investment loan programmes were incorporated into NIB’s normal lending activities as part of the Statutory changes which came into effect on 29 July 2020 and are described below.

In November 1997, the Nordic Council of Ministers decided that the legal framework of NIB and its sister organisation NEFCO and NDF (each, as defined below) should be revised to reflect their status as international institutions.In relation to NIB, this led to the signing of the 1998 Agreement on 23 October 1998.

On 23 October 1998, the Nordic countries entered into a novation of the Establishing Agreement (the “1998 Agreement”). The 1998 Agreement came into force on 18 July 1999, and the Establishing Agreement ceased to be effective on the same date.

On 1 January 2005, Estonia, Latvia and Lithuania became members of NIB on equal terms with the original member countries following a policy decision taken by the Nordic prime ministers in June 2003. The new members have the same rights and obligations as the original members.

The 2004 Agreement mandates a new structure for the governance of the Bank, which was fully implemented as of 1 January 2005. NIB introduced an entirely new body, the Board of Governors, which replaced the Nordic Council of Ministers and its functions in the previous legal framework of the Bank. The 2004 Agreement did not change the activities of the Bank.

At its annual meeting on 24 May 2019, the Board of Governors approved substantial amendments to the Statutes and an amendment to the Agreement was agreed and signed on 28 February 2020. This Amending Agreement and the amendments to the Statues came into effect on 29 July 2020. The amendments consisted of the following:

•	Replacing the current statutory gearing limit with a risk-based comprehensive framework for capital and liquidity management, in accordance with sound banking principles, and introducing minimum requirements for capital, liquidity and leverage;
•	Discontinuing the special loan facilities for Project Investment Loans (PIL) and Environmental Investment Loans (MIL). The outstanding amounts under the PIL and MIL facilities have become part of NIB’s ordinary lending, and new lending of this type will in future also constitute ordinary lending. In addition, the special credit risk fund for PIL has been converted into paid-in capital and the Member countries’ PIL guarantees into callable capital. The MIL has not been converted;

•	Improving institutional governance, clarifying the role of the Control Committee and the external auditors, and strengthening the role of the Chairmanship of the Bank’s Control Committee; and

•	Allowing for limited equity participation as a new form of financing for the Bank, in addition to loans and guarantees, with the unanimous approval of the Board of Directors.

Implications for NIB’s related parties/sister organisations

On 19 May 1988, the Nordic Council of Ministers decided to establish the Nordic Development Fund (“NDF”), an international financial institution, for financing projects of Nordic interest in developing countries on concessional terms. The establishing agreement of NDF was signed by the five Nordic countries (“NDF member countries”) on 3 November 1988, and NDF commenced operations on 1 February 1989. NDF is a separate legal entity with its own Board of Directors and with a capital base provided by the NDF member countries.

On 2 March 1990, the Nordic Council of Ministers decided to establish the Nordic Environment Finance Corporation (“NEFCO”), an international financial institution, for promoting investments of Nordic environmental interest in Eastern and Central Europe. NEFCO is a separate legal entity with its own Board of Directors and with a capital base provided by the NEFCO member countries.

According to the constituent documents of NDF and NEFCO, their principal offices shall be located at the principal office of NIB. Furthermore, the Statutes of NDF and NEFCO set out that their Control Committee members appointed by the Nordic Council shall be the same persons as appointed by the Council to the Control Committee of NIB. In addition, the Statutes of NDF and NEFCO set out that the powers vested in their respective Board of Directors may be delegated to the President of the respective organisation and/or to NIB. NIB provides administrative services to NDF and NEFCO the compensation of which is disclosed in Note 8 of the annual financial statements.

Statutory Purposes

The purpose of NIB, according to the 2004 Agreement and the Statutes is to make financing available in accordance with sound banking principles, taking into account socio-economic considerations, to realise investment projects of interest to the Member countries and other countries, which receive such financing. NIB is required to make a profit from its operations in order to provide for the accumulation of reserves and a reasonable return on its paid-in capital; however, it is not a profit maximising entity.

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NIB finances its operations from the capital paid in by Member countries, retained earnings and by borrowing on the international capital markets.

Legal Status

Under the 2004 Agreement, NIB has the status of an international legal person with full legal capacity. In particular, NIB has the capacity to enter into agreements, to acquire and dispose of immovable and movable property, and to be a party to legal proceedings before courts of law and other authorities. The 2004 Agreement further states that NIB, as a common international financial institution to the Member countries, has the same status as other legal persons conducting similar operations within and outside the Member countries.

The 2004 Agreement also contains, among others, provisions regarding certain immunities. According to these provisions the Member countries have agreed that actions may be brought against NIB only in a court of competent jurisdiction in the territory of a country in which NIB has established an office, or has appointed an agent for the purpose of accepting service of process, or when NIB has otherwise expressly accepted jurisdiction. Actions may, however, be brought by a Member country or by persons acting for or deriving claims from a Member country only if NIB has given its express consent thereto.

In addition, the 2004 Agreement provides that property and assets of NIB wherever located and by whomsoever held shall be immune from execution of judgment or decree by judicial or administrative authority before such judgment or decree is final. The property and assets of the Bank wherever located and by whomsoever held shall further be immune from search, requisition, confiscation and expropriation by executive or legislative action. The Bank, its property and assets shall also be immune from procedural measures of constraints, such as seizure.

The 2004 Agreement stipulates that the premises and archives of NIB and all documents belonging to it or held by it shall be inviolable.

The 2004 Agreement also states that NIB is exempt from payment restrictions and credit policy measures, which in any manner prevent or impede the fulfilment of its commitments and that NIB, its income, assets and property shall be exempt from all taxation as set forth in the relevant Article. Consequently, NIB shall be exempt from taxes on the purchase and transfer of real estate and securities and on the procurement of goods and services in connection with the official activities of NIB. Lending and borrowing by NIB is also exempt from all taxes and charges of a similar nature.

On 20 October 2010, a revised Host Country Agreement between NIB and the Government of Finland was signed. The agreement confirms NIB’s status as an international organization and further regulates certain privileges and immunities concerning NIB and its staff as well as social security for the staff. The agreement was enacted in Finland and came into force on 16 January 2011.

NIB’s Headquarters is located at Fabianinkatu 34, Helsinki, Finland.

BASIS OF ACCOUNTING

The Bank’s financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The financial statements have been prepared in accordance with the historical cost convention with some exceptions described in the policies below.

The cash flow statement has been prepared using the indirect method whereby net profit is adjusted for effects of non-cash transactions such as fair valuations, depreciation and loan losses. The cash flows are classified by operating, investing and financing activities. Cash flow items cannot be directly determined from the statement of financial position.

On 11 February 2021, the Board of Directors approved the financial statements for publication. These financial statements will be submitted for approval to the Annual Meeting of the Board of Governors scheduled to be held no later than by the end of May 2021.

NEW ACCOUNTING STANDARDS ADOPTED IN 2020

The Bank has early adopted the requirements of ‘Interest Rate Benchmark Reform – Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16’ (IBOR reform Phase 2) which is effective for annual periods beginning on or after 1 January 2021 with earlier adoption permitted. The Bank has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective other than IBOR reform Phase 2. Other amendments and interpretations apply for the first time in 2020, but do not have an impact on the Bank’s financial statements. IBOR reform Phase 2, includes a number of reliefs. The reliefs apply upon the transition of a financial instrument from an

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IBOR to a risk-free-rate (RFR). IBOR reform Phase 2 provides temporary reliefs that allow the Bank’s hedging relationships to continue upon the replacement of an existing interest rate benchmark with an RFR. The reliefs require the Bank to amend hedge designations and hedge documentation. The Bank has transitioned some IBOR rates to new risk-free rates as described in Note 2 but has not recorded any material impacts.

NEW STANDARDS FOR FINANCIAL YEARS BEGINNING ON OR AFTER 1 JANUARY 2021

There are no IFRS standards or interpretations that are not yet effective that would be expected to have a material impact on the Bank.

FUNCTIONAL AND PRESENTATION CURRENCY

The Bank’s functional and presentation currency is the euro and the financial statements are presented in EUR 1,000, unless otherwise indicated. All figures in the accounts have been rounded and consequently the sum of individual figures may deviate from the presented sum figure. Furthermore, all percentages are subject to possible rounding differences.

SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

As part of the process of preparing the financial statements in conformity with IFRS, the Bank’s management is required to make certain judgements, estimates and assumptions that may affect the Bank’s profits, its financial position and other information presented in the Annual Report. These estimates are based on available information and the judgements made by the Bank’s management. Actual outcomes may deviate from the assessments made, and such deviations may at times be significant.

The Bank uses various valuation models and techniques to estimate the fair values of assets and liabilities. There are significant uncertainties related to these estimates, in particular when they involve modelling complex financial instruments, such as derivative instruments used for hedging activities related to both borrowing and lending.

The estimates are highly dependent on market data, such as the level of interest rates, currency rates and other factors. The uncertainties related to these estimates are reflected mainly in the statement of financial position. NIB undertakes continuous development in order to improve the basis for fair value estimates, with regard to both modelling and market data. Changes in estimates resulting from refinements in assumptions and methodologies are reflected in the period in which the enhancements are first applied.

Significant judgement and estimates are also applied to loan impairment testing in accordance with IFRS 9.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are recognised in the accounts at the exchange rate prevailing on the closing date. Non-monetary assets and liabilities are recognised in the accounts at the euro rate prevailing on the transaction date. Income and expenses recognised in currencies other than the euro are converted on a daily basis to the euro, in accordance with the euro exchange rate prevailing on that day.

Realised and unrealised exchange rate gains and losses are recognised in the statement of comprehensive income.

The Bank uses exchange rates acquired from a leading market data provider based on rates prevailing at 13:00 GMT at 31 December except for Special drawing right (SDR) which is based on the International Monetary Fund (IMF) published rate as disclosed in Note 27.

RECOGNITION AND DERECOGNITION OF FINANCIAL INSTRUMENTS

Financial instruments are recognised in the statement of financial position on a trade date basis except loans which are recognised on settlement date.

A financial asset is derecognised when the contractual rights to the cash flows from the financial asset expire.

A financial liability is derecognised from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired.

Basis for classification and measurement

The Bank classifies its financial assets into the following categories: those measured at amortised cost, and those measured at fair value. This classification depends on both the contractual characteristics of the assets and the business model adopted for their management.

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Financial assets at amortised cost

An investment is classified at “amortised cost” only if both of the following criteria are met: the objective of the Bank’s business model is to hold the assets in order to collect the contractual cash flows, and the contractual terms of the financial assets must give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding.

Financial assets at fair value

If either of the two criteria above is not met, the asset cannot be classified in the amortised cost category and must be classified at fair value through profit and loss (FVTPL) or fair value through other comprehensive income (FVOCI). FVOCI is used to classify assets held for payments of principal, interest and to sell. All other financial assets are classified as FVTPL.

See hedging policy below for those financial assets and financial liabilities designated as hedged items in a qualifying fair value hedge relationship.

Determination of fair value

The fair value of financial instruments, including derivative instruments that are traded in a liquid market, is the bid or offered closing price on the balance sheet date. Where the fair values cannot be derived from active markets, they are determined using a variety of valuation techniques, which include the use of mathematical models. The input to these models is taken from observable market data where possible. Many of NIB’s financial instruments are not traded in a liquid market, such as the Bank’s borrowing transactions with embedded derivative instruments. These are measured at fair value using different valuation models and techniques. This process involves determining future expected cash flows, which can then be discounted to the balance sheet date. The estimation of future cash flows for these instruments is subject to assumptions on market data, and in some cases, in particular where options are involved, on the behaviour of the Bank’s counterparties. The fair value estimate may therefore be subject to variations and may not be realisable in the market. Under different market assumptions, the values could also differ significantly.

The Bank measures fair values using the following fair value hierarchy, which reflects the significance of the inputs used in making the measurements:

Level 1: Quoted market prices (unadjusted) in an active market for identical instruments.

Level 2: Valuation techniques based on observable inputs, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques using significant unobservable inputs. This category includes all instruments where the valuation technique includes inputs not based on observable data and where the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

The Bank recognises transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred. All level 2 valuations are based on acquired market data from external sources using NIB developed models. See Note 20 for further details.

Offsetting

A financial asset and a financial liability are offset and the net amount recognised only where there is a legal right to do so and the intention is to settle on a net basis.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise monetary assets and placements with original maturities of three months or less, calculated from the date the acquisition and placements were made.

Cash and cash equivalents in the cash flow statement refers to the net amount of monetary assets, placements and liabilities with original maturities of three months or less, calculated from the time the transaction was entered into.

FINANCIAL PLACEMENTS

Items recognised as financial placements in the statement of financial position include placements with credit institutions and placements in debt securities, for example, bonds and other debt certificates, as well as certain placements in instruments with equity features. The placements are initially recognised on trade date. Their subsequent accounting treatment depends on both the Bank’s business model for managing the placements and their contractual cash flow characteristics.

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LOANS OUTSTANDING

The Bank’s loan transactions are recognised in the statement of financial position at the time the funds are transferred to the borrower. Loans are recognised initially at fair value which corresponds to transferred funds, including transaction costs. Loans outstanding are subsequently carried at amortised cost except for some structured loans that do not meet the amortised cost classification criteria and are therefore recorded at fair value. If the loans are hedged against changes in the fair value caused by changes in interest rates the carrying value of the hedged loans are adjusted by the fair value of the risk being hedged.

IMPAIRMENT OF LOANS

The bank uses an expected credit loss model (ECL) to estimate the provision for potential impairments. The Bank recognises a loss allowance for ECL on financial assets measured at amortised cost, or at fair value through comprehensive income, and for loan commitments. The ECL comprises of a three-stage model based on changes in credit quality since initial recognition. Impairments are reported based in either twelve month or lifetime expected credit losses, depending on the stage allocation of the financial asset. The stage allocation also determines if interest income for the financial asset are reported on gross carrying amount as for Stage 1 and 2 assets or net of impairment allowance for Stage 3 assets.

Stage 1 - includes financial assets that have not had a significant deterioration in credit quality since initial recognition or have a low risk at the reporting date. For these assets, the ECL is a probability-weighted result of default events that are possible within next 12 months after the reporting date.

Stage 2 - includes financial assets that have had a significant deterioration in credit quality since initial recognition, but for which there is no objective evidence of impairment. For these assets, the lifetime ECL results from all possible default events over the expected lifetime weighted with the probability of default.

Stage 1 and 2 assets are categorised as performing assets and the model calculations are updated at each reporting date.

Stage 3 - includes assets that have been categorised as non-performing in the Bank’s credit rating processes. For the non-performing assets, assessment is done on an individual basis, as opposed to generic calculation rules for the Stage 1 and 2 assets. Exposures in default classes are classified as non-performing. A default occurs with regard to an obligor when either or both of the following have taken place:

(a)	NIB considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realising security.

(b)	The obligor is past due by more than 90 and in the case of sovereign lending exposure to member countries 180 days, or countries with which NIB has an existing framework agreement in place.

Obligors that satisfy the criteria in (a) above are set to default class D1 and those that satisfy the criteria in (b) above are set to default class D2. If both criteria (a) and (b) are satisfied, the obligor is set to default class D2.

The Bank reviews its non-performing loans and receivables at each reporting date to assess whether an allowance for impairment should be recorded in the statement of comprehensive income. In particular, the judgement of the management is required in estimating the amount and timing of future cash flows when determining the level of allowance required. Such estimates are based on assumptions about a number of factors, and actual results may differ, resulting in future changes to the allowance.

Further details regarding the ECL model, related inputs and governance can be found in Note 2 and the results in Note 10.

INTANGIBLE ASSETS

Intangible assets mainly consist of investments in software, software licences and in 2019 right-to use assets arising from leasing arrangements. Acquisitions that generate economic benefits exceeding costs beyond one year are recognised as intangible assets. The investments are carried at historical cost, and are amortised over the assessed useful life of the assets, which is estimated to be between three and five years. The amortisations are made on a straight-line basis.

TANGIBLE ASSETS

Tangible assets in the statement of financial position include land, buildings, office equipment and other tangible assets owned by the Bank. The assets are recognised at historical cost, less any accumulated depreciation based on their assessed useful life. Land is not depreciated. The Bank’s office building in Helsinki is depreciated on a straight-line basis over a 40-year period. The Bank’s other buildings are depreciated over a 30-year period. The depreciation period for office equipment and other tangible assets is determined by assessing the individual item. The depreciation period is usually three to five years. The depreciations are calculated on a straight-line basis.

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WRITE-DOWNS AND IMPAIRMENT OF INTANGIBLE AND TANGIBLE ASSETS

The Bank’s assets are reviewed annually for impairment. If there is any objective evidence of impairment, the impairment loss is determined based on the recoverable amount of the assets.

DERIVATIVE INSTRUMENTS AND HEDGE ACCOUNTING

The Bank’s derivative instruments used to manage interest rate and currency risk are recognised on a trade-date basis at fair value in the statement of financial position as “Other assets” or “Other liabilities”. The Bank applies hedge accounting in accordance with IFRS 9 when the conditions set out by the standard are met. The hedge accounting is based on a clearly documented relationship between the item hedged and the hedging instrument. When there is a high (negative) correlation between the hedging instrument on the one hand and the value change of the hedged item or the cash flows generated by the hedged item on the other, the hedge is regarded as effective. The hedging relationship is documented at the time the hedge transaction is entered into, and the effectiveness of the hedge is continually assessed.

Derivatives where hedge accounting is not applied are recognised at fair value through profit and loss.

Fair value hedging

When a derivative is designated as the hedging instrument in a hedge of the change in fair value of a recognised asset or liability or a firm commitment that could affect profit or loss, changes in the fair value of the derivative are recognised immediately in profit or loss in the same line item as the changes in fair value of the hedged item. Currently the Bank’s fair value hedges mainly relate to swapping fixed to floating rates on its borrowing and lending transactions.

Foreign currency basis spread

The bank separates the foreign currency basis spread from financial instruments used in hedging and this separated amount is recorded in “Other comprehensive income” (OCI). The foreign currency basis spread will be zero upon maturity and therefore the amount recorded in OCI will not be reclassified to the income statement.

Cash flow hedging

Currently the Bank does not apply cash flow hedge accounting.

Discontinuance of hedge accounting

If the hedging derivative expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for fair value hedge accounting, or the hedge designation is revoked, then hedge accounting is discontinued prospectively. Any adjustment up to the point of discontinuation to a hedged item for which the effective interest method is used is amortised to profit or loss as part of the recalculated effective interest rate of the item over its remaining life. If the hedged item is derecognised, the unamortised fair value is recognised immediately in profit or loss.

DEBTS EVIDENCED BY CERTIFICATES

The Bank’s borrowing transactions are recognised in the statement of financial position at trade date. The borrowing transactions are recognised initially at a cost that comprises the fair value of the funds transferred, less transaction costs. The Bank uses derivative instruments to hedge the fair value of virtually all its borrowing transactions. In these instances, the borrowing transaction is subsequently recognised in the statement of financial position at fair value, with any changes in value recognised in the statement of comprehensive income. For financial liabilities recorded at fair value through the profit and loss, valuation changes due to changes in own credit spreads are recorded in Other Comprehensive Income.

Securities delivered under repurchase agreements are not derecognised from the statement of financial position. Cash received under repurchase agreements is recognised in the statement of financial position as “Amounts owed to credit institutions”.

INTEREST

The Bank’s net interest income includes accrued interest on loans, debt securities, placements and accruals of the premium or discount value of financial instruments. Net interest income also includes interest expenses on debts, swap fees and borrowing costs measured using the effective interest method.

FEES AND COMMISSIONS

Fees collected when disbursing loans are recognised as income at the time of the disbursement, which means that fees and commissions are recognised as income at the same time as the costs are incurred. Commitment fees are charged on loans that are agreed but not yet disbursed and are recognised in the statement of comprehensive income over the commitment period.

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FINANCIAL TRANSACTIONS

The Bank recognises in “Net profit on financial operations” both realised and unrealised gains and losses on debt securities and other financial instruments. Adjustments for hedge accounting are also included in this item.

LEASING AGREEMENTS

In 2018 all leasing agreements were classified as operating leases because the rewards and risks incident to ownership of the leased asset remained with the lessor. Lease payments under operating leases were recognised on a straight-line basis over the lease term.

Following the adoption of IFRS 16 effective from 1 January 2019, the Bank applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Bank recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. The liability and asset are equal at recognition date. Short-term leases and leases of low-value assets are recognised on a straight-line basis over the lease term.

Right-of-use assets

The Bank recognises right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term. The right of use assets are presented as part of intangible assets in Note 13.

Lease liabilities

At the commencement date of the lease, the Bank recognises lease liabilities measured at the present value of lease payments to be made over the lease term.

EMPLOYEE BENEFITS

Defined contribution plans

The Bank is responsible for arranging pension security for its employees. In accordance with the Host Country Agreement between the Bank and the Finnish Government and as part of the Bank’s pension arrangements, the Bank has decided to apply the Finnish state pension system. Contributions to this pension system, which are paid into the Finnish State Pension Fund, are calculated as a percentage of salaries. The Finnish Ministry of Finance determines the basis for the contributions and establishes the actual percentage of the contributions in co-operation with the local government pension institution Keva. See Note 7. The Bank’s pension liability is completely covered.

NIB also provides its permanent employees with a supplementary pension insurance scheme arranged by a private pension insurance company. This is group pension insurance based on a defined contribution plan.

Obligations for contributions to defined contribution plans are expensed as the related service is provided and recognised as personnel expenses in profit or loss.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided.

SEGMENT INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”), who is responsible for allocating resources and assessing the performance of the operating segments. Segment results that are reported to the management include items directly attributable to that segment as well as other items allocated on a reasonable basis. As the Bank is a single entity in one location there are no unallocated items.

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Note 2: Risk management

RISK MANAGEMENT FRAMEWORK

NIB aims to follow relevant international financial sector regulations and best practices in the area of risk management. The Bank has established a risk, capital and liquidity management framework, with high-level statutory requirements stipulated in the Statutes and the Principles for Capital and Liquidity Management, supported by a Risk Appetite Statement (RAS) and an Internal Capital Adequacy Assessment Process (ICAAP).

The Risk Appetite Statement sets the principles for the Bank’s risk-taking, risk mitigation and risk avoidance. It aims to align willingness to take risk with the statutory requirements, strategic business objectives, and capital planning. In addition, it also helps raise risk awareness across the organisation. The Risk Appetite Statement is made operational via specific policies and procedures, monitoring metrics, a limit system and internal controls. Adherence to the Risk Appetite Statement is continuously monitored and regularly reported to senior management. The RAS is reviewed by senior management and the Board of Directors at least on an annual basis in order to ensure that risk-taking stays within risk-bearing capacity. As stated in the RAS, NIB strives to maintain its issuer credit rating at the highest possible level, supported by strong capital and liquidity positions as well as stable earnings and operational efficiency.

The Statutes require that NIB has in place sound and effective strategies for risk, capital, and liquidity assessments, which shall be conducted at least annually and reviewed regularly. The Bank uses its Internal Capital Adequacy Assessment Process (ICAAP) to evaluate the amount of capital and liquidity needed to cover the risks the Bank is or might be exposed to. The ICAAP is conducted on an annual basis. The Bank maintains a sufficient amount of capital and liquidity to cover all material risks and to ensure that operations can be continued without disruptions even in extremely adverse situations. The ICAAP also considers macro-prudential elements and allocates capital buffers as appropriate. Stress testing is used to provide a forward-looking view on the Bank’s risk exposures.

The main risks — credit risk, market risk, liquidity risk, operational risk and compliance risk — are managed carefully with the overall objective of maintaining financial soundness and avoiding activities that could threaten the Bank’s reputation. Other risks are managed based on conducted materiality assessment. The Bank’s risk management framework is regularly reviewed and adapted to changing conditions with the aim of complying in substance with what the Bank identifies as the relevant market standards and best practices.

The Bank’s risk management framework comprises of policies and procedures formulated for the identification, measurement, monitoring and reporting of risks including a comprehensive limit system for managing the exposure to quantifiable risks. The Bank recognises that effective risk management is based on a sound risk culture, which is characterised, among other things, by a high level of awareness concerning risk and risk management in the organisation. Regular training of staff in risk-related matters is part of the Bank’s risk management practices.

RISK GOVERNANCE

The three-lines-of-defence model provides the basis for the NIB risk governance. The model aims to provide clear segregation of duties between units that enter into business transactions with customers or otherwise expose the Bank to risks, and units in charge of risk assessment, risk measurement, monitoring and control.

The risk governance model, including the roles and responsibilities of the decision-making bodies, is described in more detail in the Bank’s Governance Statement and Risk Management Policies.

CREDIT RISK

Credit risk is the Bank’s main financial risk. Credit risk is defined as the risk of loss resulting from the failure of the Bank’s borrowers and other counterparties to fulfil their contractual obligations and that collateral provided does not cover the Bank’s claims. Following from the NIB mission, most of the credit risk stems from the Bank’s lending operations. The Bank is also exposed to credit risk in its treasury activities, where credit risk derives from the financial assets that the Bank uses for investing its liquidity, such as fixed-income securities and interbank deposits, and from derivative instruments used for managing currency and interest rate risks and other market risks related to structured funding transactions.

Credit risk management

The Bank’s credit risk management builds on the principles of (1) appropriate risk diversification within the scope of the mission; (2) thorough risk assessment at the credit appraisal stage; (3) risk-based pricing and risk mitigation; (4) continuous risk monitoring at the individual counterparty level as well as portfolio level; (5) avoidance of undesirable risks to the extent possible.

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Credit risk limits

The maximum credit exposure that the Bank is willing to take is expressed in terms of exposure limits set by the Board of Directors. Credit exposure is the aggregate of lending and treasury exposure. Limits at counterparty level are scaled to the Bank’s equity and the counterparty’s equity. Concentration limits with respect to large exposures and industry/sector are defined in relation to the Bank’s equity and/or economic capital.

Counterparty limits are determined based on the probability of default and expected loss. The Bank defines a single counterparty as a counterparty or group of counterparties that are legally and/ or financially consolidated or otherwise interdependent from a risk perspective. For exposure limit purposes, the Bank considers the entity where the risk resides, i.e. the risk-owner, as the counterparty. The risk-owner is the entity that is ultimately responsible for the Bank’s claim and may be different from the obligor if the risk is transferred through a guarantee. In order for a guarantee to be eligible for risk transfer, it must cover the full exposure and be a guarantee undertaking securing the borrower’s debt “as for own debt”, meaning that the Bank can make a claim under the guarantee immediately after the borrower has failed to pay on a due date.

To prevent excessive concentrations, the Bank applies portfolio-level limits for large counterparty exposures, as well as for industry sector and country exposures. The Bank has not set limits for the aggregate lending exposure in its member countries. Lending in non-member countries is subject to country limits. For the Bank’s treasury operations, country limits apply for exposure in all countries.

As a general principle, the Bank limits the maximum amount granted as loan or guarantee for a single project to 50% of the total project cost. Financing to small and medium-sized enterprises, small midcap corporates and mid-cap corporates in the Bank’s member countries can be extended up to 75% of the total project or financing need qualifying for a NIB mandate.

Credit risk assessment

The counterparty’s debt servicing capacity is a key consideration for credit approval. The assessment of a counterparty’s creditworthiness focuses on identifying the main financial and business risks related to the counterparty. Based on the assessment, a risk rating indicating the probability of default (PD) is assigned to the counterparty. The credit risk assessment includes the use of quantitative risk methodologies and models as well as qualitative assessments based on expert judgement. The process of proposing PD ratings to counterparties is carried out in the first line of defence in the respective business area (lending and/or treasury).

A separate expected loss (EL) rating is assigned at the transaction level. The EL rating factors in the loss given default (LGD), i.e. the loss severity in the event of a counterparty default. The LGD assignment process relies on models that produce an LGD estimate based on the type of counterparty and the characteristics of the transaction, such as the seniority of the claim, guarantees, collateral and other credit enhancing factors in the transaction.

The second line of defence Credit function reviews risk rating proposals, providing a second opinion (control role). Credit risk ratings (PD, LGD, EL) are ultimately approved by the Mandate, Credit and Compliance Committee.

The Bank’s risk rating system comprises 20 classes to differentiate the risk of counterparty default (PD) and the expected loss (EL) on a transaction. In addition, a separate D class applies for non-performing transactions. For reference to external ratings, the internal scales are mapped to the ratings of S&P and Moody’s such that classes 1 to 10 correspond to the external rating equivalent of the investment grade AAA to BBB- and Aaa to Baa3, respectively.

In addition to counterparty and transaction level diligence and credit risk assessments, the Bank applies the IFRS 9 standard for estimating expected credit losses (ECL), thereby applying forward-looking provisioning for all financial assets under scope of ECL estimation. The ECL methodology, including the Stage 1-3 classification of assets, is described in more detail in Note 10: Expected credit loss.

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Credit risk mitigation

According to the NIB Statutes, adequate credit enhancement is required in order to reduce credit risk in the Bank’s lending. Loans granted by the Bank are either unsecured or secured. The Bank seeks to mitigate the credit risk related to unsecured loans by including various covenants, undertakings, prepayment events and events of default in the loan documentation. The requirements vary depending on the type of borrower and the tenor and amortisation profile of the loan.

Some of the Bank’s lending is secured by collateral or guaranteed by the parent of the borrower or a third party. The value of the collateral should preferably not be correlated with the creditworthiness of the borrower and there should be a functioning market for such assets.

The distribution of the Bank’s lending portfolio by type of credit enhancement at year-end 2020 is presented below, with further information available in Note 3: Segment information and Note 12: Loans outstanding and guarantee commitments.

In its treasury operations, the Bank applies netting and collateralisation to mitigate counterparty credit risk related to derivatives and collateralised placements. The Bank undertakes swap transactions only with counterparties that meet the required minimum counterparty credit rating and have executed an International Swaps and Derivatives Association (ISDA) Master Agreement and signed a Credit Support Annex (CSA). Collateralised placements in the form of reverse repo transactions are made on the terms of the Global Master Repurchase Agreement (GMRA).

The ISDA master agreement allows for a single net settlement of all swap transactions covered by the agreement in the event of a counterparty default or early termination of the transactions. Netting is applied for the measurement of the Bank’s credit exposure only in cases when it is deemed to be legally valid and enforceable in the relevant jurisdiction. At year-end 2020, netting reduced the swap exposure by EUR 810 million from a gross total market value of EUR 1,547 million to EUR 737 million (2019: EUR 1,536 million and EUR 889 million, respectively).

The CSAs further mitigate credit risk related to swaps. Swap positions are marked to market daily and the resulting positive exposures (receivable) exceeding agreed thresholds, if any, are collateralised by cash or, for certain counterparties, with high-quality government securities. Since 2016, NIB enters into two-way CSAs, which means that the Bank posts collateral when the market value of the swap position is negative (liability). At year-end 2020, approximately 99.5% of the Bank’s swaps measured by nominal value were under two-way CSAs. Close to 0.4% were under one-way CSAs meaning that NIB is not required to post collateral for its swap liabilities and only 0.1% of the total nominal swap exposure was with counterparties with whom no CSA has been concluded.

At year-end 2020, the Bank held EUR 723 million (2019: EUR 911 million) in gross collateral received for swaps, of which EUR 723 million (2019: EUR 902 million) was in cash and EUR 0 million (2019: EUR 9 million) in securities (see Note 19: Collateral and commitments). The Bank had posted collateral of EUR 523 million (2019: EUR 319 million).

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Credit risk monitoring

The Bank puts strong emphasis on continuous monitoring of the credit risk development in its lending and treasury operations. Credit risk is monitored both at counterparty level and at portfolio level. The primary responsibility for credit risk monitoring resides with the unit responsible for the client relationship i.e. Lending, Treasury and/or Special Credits. Risk & Compliance carries out the portfolio level monitoring.

All lending exposures are subject to continuous monitoring of contractual compliance and events/ signals that could potentially lead to or indicate a material change in risk. In addition, an annual follow-up is conducted on the entire loan portfolio. The annual follow-up is presented to the Mandate, Credit and Compliance Committee and reported to the Board of Directors.

Treasury exposures are subject to continuous monitoring of events and market signals that could potentially lead to or indicate a material change in risk. At a minimum, the counterparties are analysed and the risk class reassessed annually. The follow-up is presented to the Mandate, Credit and Compliance Committee.

If a counterparty is identified as having seriously deteriorated debt repayment capacity and/or a serious deterioration in its financial standing, it is placed on the watch-list and becomes subject to specific watch-list monitoring. Watch-listed counterparties are reviewed by the Mandate, Credit and Compliance Committee at agreed intervals and reported to the Board of Directors. If a credit exposure requires the expertise of specialists in workout and restructuring, it will be transferred to the Special Credits function. The function’s primary objective is to take over responsibility for distressed loans from Lending and devote sufficient time and effort to the individual case in order that the Bank may recover all or as much as possible of distressed loans outstanding.

Credit risk monitoring at portfolio level includes, inter alia, an analysis of the aggregate credit risk exposure, credit risk concentrations and changes in the risk profile. The development is reported to the Executive Committee, the Asset & Liability Committee, and the Board of Directors.

Compliance with limits is monitored regularly; for treasury counterparties, limit compliance is monitored on a daily basis. Exposure in excess of maximum limits may occur e.g. due to downgrade of a counterparty rating. Limit breaches are reported to senior management, relevant Committees and the Board of Directors.

Risk-based pricing

The Statutes stipulate that the Bank shall operate according to sound banking principles and aim for a profit allowing the formation of reserves and a reasonable return on capital. Loans and guarantees are priced to cover the Bank’s cost of funds, administration costs, the cost of the risk involved in the transaction and the cost of capital employed. For loan pricing purposes, the Bank uses a pricing tool that enables calculation of the minimum earnings required on a loan in order to cover all lending-related costs and an appropriate return for the level of risk assumed. Internal credit risk ratings and associated risk parameters, as well as the structure of the transaction, are key input factors in the pricing tool.

Credit risk exposure

Tables 1 to 3 below provide an overview of the Bank’s aggregate credit risk exposure at year-end 2020, distributed by expected loss (EL) ratings. Aggregate credit exposure comprises lending and treasury exposure. Lending exposure includes loans outstanding and loan commitments, without taking into account any collateral or other credit enhancement. Regarding the treasury exposure, capital market investments are included at nominal value, while derivatives are included at market value net of collateral. The exposure in reverse repo transactions is calculated as a fixed percentage of the nominal value of the transaction, thus reflecting the collateralised nature of these placements.

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TABLE 1. Credit risk exposure by internal rating based on expected loss (EL) (in EUR million)

RISK	S&P	31 DECEMBER 2020			31 DECEMBER 2019
CLASS	EQUIVALENT	LENDING	TREASURY	TOTAL	LENDING	TREASURY	TOTAL
1–2	AAA/AA+	6,320	6,749	13,069	5,155	4,874	10,029
3–4	AA/AA-	2,319	1,384	3,703	1,175	2,027	3,202
5–6	A+/A	2,229	1,055	3,285	2,171	730	2,901
7–8	A-/BBB+	6,529	233	6,763	5,903	207	6,110
9–10	BBB/BBB-	4,864	71	4,935	4,368	2	4,370
11–12	BB+/BB	1,331	0	1,331	1,220	—	1,220
13–14	BB/BB-	671	0	671	720	—	720
15–16	BB-/B+	57	0	57	170	—	170
17–18	B/B-	41	0	41	31	—	31
19–20	B-/CCC	0	0	0	5	—	5
D		0	0	0	0	0	0

TOTAL		24,362	9,493	33,855	20,917	7,840	28,757

Class D
Gross		71	0	71	78	0	78
Impairment		71	0	71	78	0	78

Net		71	0	71	0	0	0

The quality of the Bank’s aggregate credit exposure remained sound in 2020. Lending exposure increased by around 16% compared to 2019. Close to 97% of the disbursements were to counterparties in the investment grade risk classes (EL 1-10), which was largely driven by lending to the public sector, utilities, and the financial sector. Treasury exposure rose by roughly 21%, mainly due to an increase in bond investments. At year-end 2020, 91% (2019: 90%) of lending exposure and 100% (2019: 100%) of the treasury exposure was in risk classes EL 1-10, corresponding to investment-grade quality. Exposure in risk class D (non-performing) remained essentially unchanged.

TABLE 2. Geographical distribution of the credit risk exposure (in EUR million)

The geographical distribution of the aggregate credit risk exposure is shown in the table below. The distribution is based on the risk-owner’s country of domicile.

	31 DECEMBER 2020			31 DECEMBER 2019
COUNTRY/REGION	LENDING	TREASURY	TOTAL	LENDING	TREASURY	TOTAL
Denmark	1,985	1,994	3,979	1,295	1,350	2,644
Estonia	1,028	0	1,028	249	—	249
Finland	4,817	1,440	6,257	4,332	1,055	5,387
Iceland	571	35	606	600	20	620
Latvia	764	105	869	289	48	337
Lithuania	1,410	50	1,460	806	—	806
Norway	5,340	913	6,253	5,151	793	5,943
Sweden	7,172	908	8,080	6,441	1,177	7,618
Africa and Middle East	33	0	33	140	—	140
Americas	78	839	917	128	896	1,024
Asia-Pacific	287	128	415	388	133	521
Europe	451	2,446	2,896	652	1,862	2,514
Multilaterals	428	635	1,063	449	506	954

TOTAL	24,362	9,493	33,855	20,917	7,840	28,757

In the context of the Bank’s mission, the credit risk exposure continued to be fairly well balanced in terms of geographical distribution. At year-end 2020, the member countries accounted for 95% of the Bank’s lending exposure (2019: 92%) with the exposure to Estonia (+312%), Latvia (+164%) and Lithuania (+75%) showing the largest increases in 2020. The largest lending exposures outside the member countries were in multilateral institutions, Poland and China. Of the treasury exposure, 57% (2019: 57%) was in the member countries, while the rest of Europe, excluding exposures to multilateral institutions, accounted for 26% (2019: 24%), dominated by Germany and France. Most of the treasury exposure outside Europe was in Canada.

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TABLE 3. Credit risk exposure by industry sector (in EUR million)

The distribution of the credit risk exposure by sector is based on the industry sector of the risk-owner. These sectors are different from the four business areas into which the Bank has organised its lending operations.

	31 DECEMBER 2020			31 DECEMBER 2019
INDUSTRY SECTOR	LENDING	TREASURY	TOTAL	LENDING	TREASURY	TOTAL
Oil & Gas	0	0	0	44	—	44
Materials	1,349	0	1,349	1,020	—	1,020
Industrials	3,693	20	3,713	3,104	—	3,104
Consumer discretionary	547	0	547	557	—	557
Consumer staples	1,196	16	1,213	1,244	—	1,244
Health care	761	25	786	663	—	663
Financials	3,731	5,103	8,833	3,422	4,885	8,306
Information technology	552	14	566	579	—	579
Telecommunication services	337	24	361	332	—	332
Utilities	3,996	48	4,044	3,686	20	3,706
Public sector	8,200	4,242	12,442	6,264	2,935	9,199

TOTAL	24,362	9,493	33,855	20,917	7,840	28,757

The distribution of the lending exposure by industry sector remained stable in 2020 compared to the previous year, with the public sector, utilities, the financial sector and the industrials sector together accounting for 81% (2019: 79%) of the total exposure. The Bank has defined limits for maximum exposure to a single industry measured by the economic capital requirement and total credit risk exposure in relation to the Bank’s equity. At year-end 2020, the Bank was in compliance with these limits.

TABLE 4. Largest counterparty exposures (% of total credit risk exposure)

A counterparty exposure is defined as the consolidated group exposure, i.e. individual counterparties that are linked to one another by ownership or otherwise interdependent from a risk perspective are considered as one counterparty.

	31 DECEMBER 2020	31 DECEMBER 2019
Top 5	11%	10%
Top 10	19%	16%
Top 20	30%	26%

The limits for large single counterparty exposures and for the aggregate of such large exposures are scaled to the Bank’s equity. Any deviations from the set limits must be approved by the Board of Directors. At year-end 2020, the Bank was within the aggregate limits set for large exposures.

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MARKET RISK

The Bank defines market risk as the risk of valuation loss or reduction in the expected earnings stemming from adverse fluctuations in exchange rates, interest rates, credit spreads and cross-currency basis spreads.

Market risks predominantly arise from the Bank’s core business activities and the liquidity portfolio needed to support these activities. The Bank’s strategy is to obtain cost-efficient funding from diversified sources and provide lending that is tailored to the needs of its customers. This gives rise to foreign exchange risk and interest rate risk due to mismatches between the Bank’s assets and liabilities in terms of currency composition, maturity profile and interest rate characteristics. Cross-currency basis risk stems from the hedging techniques used by the Bank to mitigate foreign exchange risk deriving from funding and lending in different currencies. This risk reflects the liquidity charge for exchanging foreign currencies at a future point in time.

The Bank’s securities portfolio is exposed to interest rate risk and credit spread risk. Credit spread risk refers to the potential decline in market value due to perceived change in the credit quality of the issuers of the securities held in the portfolios.

Market risk management

The Bank manages market risks by hedging against foreign exchange risk and interest rate risk with the objective of protecting its earnings and the economic value of its assets and liabilities. Foreign exchange risk is practically fully hedged. Interest rate risk deriving from mismatches between funding and lending is kept at a modest level. The Bank’s tolerance for interest rate risk and credit spread risk pertains to the size, quality and earnings expectations set for the liquidity portfolio. As part of its structured funding transactions, the Bank may use financial instruments linked to other market risk factors than the above. Prerequisites are that such transactions be completely hedged with derivatives and that the Bank is able to value these transactions and measure the risks involved in the derivatives. The Bank’s market risks are managed by Treasury. Risk & Compliance provides independent oversight of all significant market risks, supporting the Treasury Committee, Asset & Liability Committee and Treasury with risk measurement, analysis, daily monitoring and reporting.

Foreign exchange rate risk

TABLE 5. Foreign exchange rate risk (in EUR million)

Net open positions	TOTAL LIMIT	31 DECEMBER 2020	31 DECEMBER 2019
USD	6.00	0.49	-0.81
DKK	3.00	-0.08	0.35
NOK	3.00	0.38	0.44
SEK	3.00	0.50	0.39
Other currencies, Total	4.00	1.43	2.10

The Statutes require that the Bank shall, to the extent practicable, protect itself against the risk of exchange rate losses.

Exchange rate risk is measured on the basis of net open positions in each currency. The limits set to restrict the overnight positions and the actual exposure as at year-end 2020 are presented in the above table. Note 23: Currency risk shows the net currency positions at fair value in the major currencies as of year-end 2020.

The Bank hedges foreign exchange risk with cross-currency basis swaps, which gives rise to currency basis risk. Changes in the currency basis have an impact on the mark-to-market valuation of the Bank’s swap portfolio. The overall valuation sensitivity to a one basis point shift across all currency basis curves was EUR 0.5 million at year-end 2020 (2019: EUR 1.1 million). The net sensitivity was driven by the net exposure to funding currencies (mostly euro/US dollar, euro/AUD dollar and euro/ British pound basis) and the non-euro lending currencies (mainly euro/NOK krone, euro/SEK krona and euro/Danish krone).

The Bank does not hedge future net interest income in foreign currency. Loans are provided primarily in euro, Nordic currencies and US dollars. There is a possibility that interest income in currencies other than the euro may cause some fluctuation in the Bank’s future net income in euro terms. However, at present the Bank expects that any such potential fluctuations in future cash flows from its current portfolio would be minor in relation to its total assets and equity.

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Interest rate risk

TABLE 6. Interest rate risk (in EUR million)

	TOTAL GROSS
	LIMIT	31 DECEMBER 2020	31 DECEMBER 2019
Sensitivity to 1bp change in interest rates	1.80	0.95	0.97

The Bank manages interest rate risk by using derivatives to convert fixed-rate funding into floating-rate liabilities. Fixed-rate lending that is not match-funded is converted to floating-rate receivables. This hedging approach ensures that the interest rate risk between lending and funding in each currency remains low. The majority of the Bank’s interest rate risk, therefore, stems from the portfolio of liquid assets.

The Bank measures and manages interest rate risk by estimating the sensitivity of the economic value of its balance sheet to an interest rate shock. The sensitivity is measured by means of basis point value (BPV), quantifying the impact of an interest rate change of one basis point on the present value of interest-bearing assets and liabilities.

Maximum limits have been set for the acceptable exposure to interest rate risk both at an aggregate balance sheet level and at portfolio level. A gross limit equivalent to EUR 1.8 million covering all currencies restricts the BPV interest rate risk to approximately 0.05% of the Bank’s equity. In addition, individual BPV limits have been set for interest rate risk in EUR, USD and the Nordic currencies, whereas a combined limit applies for all other currencies.

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Credit spread risk

TABLE 7. Credit spread risk (in EUR million)

	TOTAL LIMIT	31 DECEMBER 2020	31 DECEMBER 2019
Sensitivity to 1bp change in credit spreads	3.00	2.15	2.00

The Bank manages its exposure to credit spread risk by measuring the sensitivity of its portfolios of marketable securities to credit spread movements. The sensitivity is measured by means of Credit Spread Basis Point Value (Spread BPV), quantifying the impact of a one basis point increase in credit spreads on the present value of the assets.

Limits have been defined to restrict the decrease in asset value to an acceptable level in accordance with the Bank’s willingness to accept risk in its liquidity portfolio and in the portfolio of green bond investments. The Bank has set an overall limit of EUR 3.0 million for credit spread risk, with specific sub-limits defined for various asset classes. To ensure that the liquidity portfolio maintains its market value and liquidity under severe market conditions, the assets in the portfolio must satisfy minimum rating requirements and other quality criteria.

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LIQUIDITY RISK

Liquidity risk is defined as the risk of incurring losses due to an inability to meet payment obligations in a timely manner when they become due. The Bank categorises liquidity risk into funding liquidity risk, which occurs when payment obligations cannot be fulfilled because of an inability to obtain new funding, and market liquidity risk, which occurs when the Bank is unable to sell or transform assets in the liquidity buffer into cash without significant losses.

Liquidity risk management

The Bank’s business model gives rise to liquidity risk mainly through maturity mismatches between assets (loans and treasury investments) and liabilities (borrowing and equity). The liquidity position and adherence to exposure limits is managed by Treasury and monitored by Risk & Compliance on a daily basis.

The Treasury Committee and the Asset & Liability Committee oversee the development of the Bank’s funding and liquidity position and decide on liquidity risk-related matters in accordance with their respective mandates. The Board of Directors receives regular reports on the funding and liquidity situation of the Bank.

The key metric applied for managing liquidity risk is the survival horizon, which measures how long the Bank would be able to fulfil its payment obligations in a severe stress scenario. The target value for this metric is twelve months, the Board of Directors minimum accepted value is nine months while Bank’s Statutes require a minimum of six months. The stress scenario includes, among other things, the assumption of payment disruptions in the loan portfolio, no access to market funding, early termination of all callable funding transactions, collateral provided for swap exposure and severe decline of asset value in the liquidity buffer. At year-end 2020, the survival horizon was 418 days (2019: 397 days).

In addition, the Bank requires that the liquidity position should be strong enough to maintain the highest possible issuer credit rating by S&P (AAA) and Moody’s (Aaa) and fulfil the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) requirements as specified in the EU Capital Requirements Regulation (CRR). At year-end 2020 the LCR was 4,407% (2019: 2,336%) and the NFSR 165% (2019: 160%). The minimum requirements for NSFR and LCR are 100% for regulated banks.

The Bank’s liquidity buffer comprises unencumbered cash, deposits and securities mainly denominated in EUR, USD and the Nordic currencies. In order to ensure that the market value and liquidity of the buffer is preserved during adverse market conditions, the Bank has set strict rules for the composition of the buffer. As such, the buffer must include a minimum level of High Quality Liquid Assets (HQLA) as defined in the EU-CRR and a minimum level of assets in the internal rating categories corresponding to at least AA- from S&P and Aa3 from Moody’s. Furthermore, the buffer must comprise a certain share of assets eligible as repo collateral in central banks. The Bank does not have direct access to central bank repo facilities but can repo its bond securities via intermediating banks.

The maturity profile of the liquidity buffer is structured to fulfil the Bank’s requirement that the expected net cash outflow during the next three months must be covered by maturing investments in the liquidity buffer.

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TABLE 8. Composition of the liquidity buffer

	31 DECEMBER 2020		31 DECEMBER 2019
	EUR MILLION	%	EUR MILLION	%
Cash and cash equivalents	835	7%	489	4%
Securities issued or guaranteed by sovereigns, public sector entities and supranational institutions	3,850	34%	2,771	24%
Covered bonds	3,132	28%	2,660	23%
Securities issued by financial institutions, excluding covered bonds	1,238	11%	1,655	14%
Securities issued by corporates	178	2%	46	0%
Securities received as collateral	2,084	18%	4,085	35%

Total liquidity buffer	11,317	100%	11,707	100%

Diversification is a key objective of the Bank’s funding and liquidity management. The Bank strives to diversify its borrowing in terms of currencies, maturities, instruments and investor types in order to avoid excessive reliance on individual markets and funding sources. Through regular benchmark issues, the Bank aims to secure broad market access. The annual funding plan is based on the projected twelve-month liquidity requirement and the projected size of the liquidity buffer. The funding plan is regularly adjusted to reflect changes in the liquidity requirement.

The following graph shows the maturity profile of liquid assets and the annual scheduled payments on loans outstanding compared to payments on the Bank’s funding. Payments on loans outstanding are shown until the contractual maturity of the loans. Repayment of funding is shown until the first possible early repayment date and taking into account the cash flow from associated swaps. Short term amounts owed to credit institutions predominantly comprise cash collateral received from swap counterparties and collateral given represents the cash collateral posted to swap counterparties. A breakdown of the Bank’s financial assets and liabilities by maturity at year-end 2020 is presented in Note 21: Maturity profile of financial assets and liabilities.

The Bank has a contingency plan in place which defines the actions to be taken should the Bank encounter an emergency situation. The President decides on the activation of the contingency plan and subsequently informs the Board of Directors.

OPERATIONAL RISK

The Bank defines operational risk as the risk of direct or indirect losses or damaged reputation due to failure attributable to technology, people, processes, procedures or physical arrangements, including external events and legal risks.

Operational risk management

The main objectives of the NIB operational risk management is to ensure operational resilience, identification and mitigation of operational risks, and accuracy of information used internally and reported externally, a competent and well-informed staff, and its adherence to established rules and procedures as well as on security arrangements to protect the physical and ICT infrastructure of the Bank.

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The Bank’s Operational Risk Management Policy is set by the Board of Directors. The Policy is complemented by an Operational Risk Management Framework comprising the guiding principles for the identification, assessment, monitoring and control of operational risks the Bank faces or may face. In day-to-day operations, the three-lines-of-defence model ensures accountability and defines the roles and responsibilities for operational risk management for all processes across the organisation. Process owners must manage the operational risks associated with their process. Emphasis is put on increasing risk awareness of the Bank’s personnel.

Risks are identified and their impact assessed by the various functions for their respective fields of expertise in risk assessments, such as the risk and control self-assessment process. Focus is placed on identifying key risks and assessing the quality of risk detection and risk mitigation in order to ensure compliance with the Bank’s policies and guidelines. Operational risks are also identified through analysis of results obtained from the Bank’s event reporting system. No material financial losses were incurred as a result of operational risks during the year.

Priority areas for operational risk management include increased focus on risks in the Bank’s core processes and further development of reporting on material operational risks and trends.

In 2020 an Information Classification Policy and Guidelines were introduced. In addition, the risk identification and approval process for new products and developments was updated to better meet current requirements. Following the organisational changes that took place during 2020 the Bank’s Business continuity & Security function was merged with the Operational risk & Information security function forming the Operational risk and Security control unit.

Due to the COVID-19 situation in 2020 emphasis has been on securing the Bank’s operations.

COMPLIANCE RISK

The Bank defines integrity risk as the risk of legal or regulatory sanctions, material financial loss, or loss to reputation that NIB may suffer as a result of its failure to comply with those laws, regulations, rules, self-regulatory organisation standards and codes of conduct concerning market conduct and transparency standards, managing conflicts of interest and the prevention of money laundering, terrorist financing, market abuse, corruption and fraud.

The Bank is committed to following international best practices and market standards in the areas of accountability, governance, corporate social responsibility, transparency and business ethics. Consequently, the Bank’s policies draw upon relevant market standards; in particular the International Financial Institutions’ Uniform Framework for Preventing and Combating Fraud and Corruption, which the Bank has endorsed.

The integrity of its own activities and of its staff is governed through the Bank’s Code of Conduct, which sets the values and ethical standards expected from staff. The Code covers topics such as conflicts of interests, gifts, hospitality, trading limitations and perquisite positions.

Further, NIB places particular emphasis on mitigating the risk of engaging with parties and projects that are, or potentially could be, associated with corruption, fraud, money laundering or the financing of terrorism. This is achieved through investing significant efforts in the Integrity Due Diligence (IDD) applicable to customers and counterparties. The IDD aims at identifying any integrity or reputational risk indicators of entities that have a reputation of engaging in illegal or unethical behaviour.

Allegations of fraud, corruption, collusion or any other Prohibited Practices related to the Bank’s projects are investigated following a preliminary assessment of the allegation. The investigations are conducted by the Integrity and Compliance Office (ICO), which issues a findings report that is presented for decision to the President (for cases related to staff) or to the Sanctions Panel (for cases related to counterparties).

ICO oversees and coordinates matters relating to integrity and reputational risks and provides independent expert advice to staff, management and the Board of Directors in integrity matters.

The Chief Compliance Officer (CCO) reports to the Chief Risk Officer with a dotted reporting line to the President as well as unrestricted access to the chairpersons of the Board of Directors and the Control Committee. The CCO regularly reports to the Board of Directors and the Control Committee.

Once a year, ICO publishes its Integrity Report, which is available on the Bank’s website.

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REFERENCE RATE REFORM

Following the financial crisis, various regulatory authorities have announced their support for a reduced reliance on IBORs in the financial markets and instead to favour a rate based on underlying overnight transactions. The replacement process of the IBORs is at different stages, and is progressing at different speeds, across several major currencies. There is therefore uncertainty as to the basis, method and timing of the transitions and their implications on the participants in the financial markets. EONIA (for EUR) and LIBORs for e.g. GBP and CHF, as well as one week and two month USD LIBORs will cease to exist after 2021, while EURIBOR and the Nordic IBORs at the moment are expected to be published beyond 2021 in reformed formats. The USD LIBOR is expected to be discontinued for all tenors by June 2023. The Bank has a working group to assess the potential risks and impacts of this transition. The Bank has also initiated the discussion with its clients regarding fallback rates for the floating rate loans which are referring to LIBOR reference rates in scope of discontinuation.

Following recommendations from the Working Group on Euro Risk-Free Rates the risk free Euro OverNight Index Average (EONIA) has been reformed to be based on €STR. As Europe-based clearing houses changed the Price-Alignment-Interest (PAI) of EUR-denominated cleared products from EONIA to €STR, this triggered, in NIB’s view, a change in market practice of using €STR as the risk-free curve instead of EONIA. NIB performed the switch from EONIA-based to €STR-based discounting for valuations in Q4 2020. The impact on profit and loss of the discount switch was insignificant.

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Note 3: Segment information

OPERATING SEGMENTS

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”), who is responsible for allocating resources and assessing the performance of the operating segments. The CODM at NIB is the President. Segment results that are reported to the management include items directly attributable to that segment as well as other items allocated on a reasonable basis. In its segment reporting, NIB divides its operations into two major segments: lending and treasury operations. Treasury operations consist of Asset and Liability Management (liquidity management, collateral management, funding operations) and Portfolio Management

2020

In thousands of euro	LENDING TOTAL	ASSET AND LIABILITY MANAGEMENT	PORTFOLIO MANAGEMENT	TREASURY TOTAL	TOTAL
Net interest income	155,362	27,068	23,113	50,181	205,543
Commission income and fees received	12,338	147	0	147	12,485
Commission expense and fees paid	-130	-2,790	-225	-3,015	-3,145
Net profit on financial operations	2,492	47,621	8,698	56,319	58,810
Foreign exchange gains and losses	0	183	0	183	183
Administrative expenses	-28,903	-11,192	-4,796	-15,988	-44,891
Depreciation	-4,574	-2,081	-892	-2,972	-7,546
Net loan losses	-56,744	—	—	—	-56,744

Profit/loss for the year	79,840	58,957	25,897	84,855	164,695

2019

In thousands of euro	LENDING TOTAL	ASSET AND LIABILITY MANAGEMENT	PORTFOLIO MANAGEMENT	TREASURY TOTAL	TOTAL
Net interest income	153,144	29,863	28,723	58,585	211,729
Commission income and fees received	7,405	2,057	—	2,057	9,462
Commission expense and fees paid	-78	-1,563	-218	-1,781	-1,859
Net profit on financial operations	541	6,748	6,983	13,731	14,272
Foreign exchange gains and losses	—	111	—	111	111
Administrative expenses	-28,637	-11,012	-4,719	-15,731	-44,368
Depreciation	-4,376	-1,725	-739	-2,465	-6,841
Net loan losses	-524	—	—	—	-524

Profit/loss for the year	127,475	24,478	30,029	54,507	181,982

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GEOGRAPHICAL SEGMENTS

The table below is based on the region where the borrowers reside, according to the domicile of the borrower’s group headquarters.

In thousands of euro	2020 NET INTEREST INCOME	2019 NET INTEREST INCOME
Member countries
Denmark	12,375	12,689
Estonia	2,833	1,834
Finland	34,277	31,573
Iceland	6,973	7,730
Latvia	1,653	1,394
Lithuania	6,191	5,147
Norway	28,511	27,696
Sweden	54,829	51,954

Total, member countries	147,642	140,018

Non-member countries
Africa	223	318
Asia	1,728	2,597
Europe and Eurasia	3,591	7,141
Americas	2,040	2,860
Middle East	138	208
Total, non-member countries	7,720	13,125

Total, net interest income from lending	155,362	153,144

Lending Operations

Mission and mandate

The mission of NIB, as currently defined, is to promote sustainable growth of its Member countries by providing long-term complementary financing, based on sound banking principles, to projects that strengthen productivity and/or enhance the environment. NIB fulfils this mandate by providing financing in the form of loans and guarantees for activities in which NIB can add value and complement other financing sources. Moreover, NIB assesses the environmental aspect of all its financing.

Regarding NIB’s lending outside the Member countries, an agreement is generally required regarding the recipient country’s recognition of NIB as a legal person under public international law and as having legal capacity under the national law of the country in question as well as recognition of NIB’s status as an IFI. The Bank follows a policy similar to that of other international financial institutions concerning the debt service obligations of its borrowers. Therefore, the Bank has not participated in any debt rescheduling of sovereign debt.

Loans may be granted for both public and private projects. A loan will not be made, nor a guarantee provided, if opposed by the government of the country in which the related project is located. The Bank has a number of processes in place for assessing the eligibility of the projects. The Bank applies a mandate-rating tool as well as a sustainability policy to ensure that its financing fulfils the objectives and mission of the Bank. In addition, the Bank has an integrity due diligence procedure in relation to its granting of loans.

Lending Categories

The Bank previously had two main categories of lending: ordinary lending and lending under Special Programs. Lending under special programs comprised Project Investment Loans (PIL) and Environmental Investment Loans (MIL). Under the new statutes that came into force during 2020 these special programs were discontinued. The outstanding amounts under the PIL and MIL facilities have become part of NIB’s ordinary lending, and new lending of this type will in future also constitute ordinary lending.

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NIB has established the following Lending facilities: an Arctic Financing Facility with a framework of up to EUR 500 million in loans for projects in the Arctic region, a EUR 250 million facility for financing to small and medium sized enterprises (SME) including small mid cap corporates (SMC), and a facility of EUR 500 million for lending to mid-cap corporates (MCC) in the market segment between SME/SMC and the larger corporates that have traditionally been NIB’s customers, and a EUR 500 million Lending Green Bond Facility. At the end of 2020, the Bank held green bonds of EUR 172 (132) million at fair value recorded in debt securities.

For more information see Note 12: Loans outstanding and guarantee commitments.

Treasury Operations

Assets and Liability Management

Liquidity Management

NIB’s liquidity policy is based on stress testing and incorporates recommendations from Basel III (published by the Basel Committee on Banking Supervision), EU directives and the rating methodologies used by rating agencies. The policy includes a survival horizon that measures the period the Bank is able to meet all its payment obligations arising from ongoing business operations during a severe stress scenario. The target is to maintain a survival horizon of at least twelve months. At the end of 2020, NIB calculated its survival horizon as 418 days (397 days).

To mitigate liquidity risk, the Bank maintains a liquidity buffer that is mainly invested in EUR, but also in the USD and the Nordic currencies. At the end of 2020, the liquidity buffer, which also included cash and securities received from swap counterparties to mitigate counterparty credit risk, amounted to EUR 11,317 (11,707) million. Of this, EUR 3,701 (4,666) million was held as cash and short-term money market instruments 33% (40%), and EUR 7,616 (7,041) million was held in securities 67% (60%). In order to minimize market value volatility and liquidity risk under severe market conditions, the liquidity buffer must fulfil quality requirements stipulated in the liquidity policy. At the end of 2020, 85% (83%) of the liquidity buffer was invested in high quality liquidity assets (HQLA), 87% (90%) was eligible as collateral for securities repurchase transactions or repos at one or several central banks, and 89% (94%) of the assets belonged to the Bank’s top four internal rating categories. In addition, the Bank fulfils the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) requirements as specified in the Capital Requirements Regulation of the European Union. Under the objective of achieving additional earnings, part of the liquidity is invested in longer-term, high quality. For further information see Note 2: Risk Management.

Collateral Management

The Bank receives collateral from its counterparties in order to mitigate counterparty risk arising from derivative transactions. The Bank has moved from unilateral to bilateral credit support agreements with its derivative counterparties which requires a higher liquidity buffer as the Bank also needs to post collateral, mainly EUR cash holdings, with its swap counterparties. For further information in this regard, see Note 2: Risk management. The amount of cash collateral held at year-end 2020 was EUR 724 (957) million and the amount of cash collateral posted amounted to EUR 523 (319) million. For further information regarding received collateral at year-end, please refer to Note 19: Collateral and commitments.

Funding Operations

The Bank’s primary source of funding is through the issuance of bonds in the main financial markets globally. The objective is to raise advantageous funds to the benefit of the Bank’s customers. The Bank seeks to take advantage of favourable market conditions, adapting its borrowing operations to investor preferences in terms of currency, maturity, liquidity and structures. Within this strategy, the objective is to raise funds at the lowest possible cost while taking into consideration a diversified funding base and the risks involved in the structure and complexity of the individual transactions.

Furthermore, potential mismatches between the terms of the funding and lending transactions are taken into consideration. To this extent, the proceeds from the issues are converted in the derivatives markets to best manage the Bank’s foreign exchange, interest rate and refinancing risks.

Most of NIB’s medium and long-term borrowing is conducted under its borrowing programs. At year-end 2020 the Bank had the following active programs:

•	the Euro Medium Term Note Program (the “EMTN Program”) with a ceiling of EUR 20 billion,

•	the U.S. Medium Term Note Series D Program registered with the U.S. Securities and Exchange Commission (the “U.S. MTN Program”) with a ceiling of USD 20 billion, and

•	the Australian and New Zealand Dollar Domestic Medium Term Note Program with a current ceiling of AUD 8 billion.

During 2020, NIB borrowed EUR 7,540 (4,909) million by means of 38 transactions in 12 different currencies. EUR 4,555 (2,967) million of this total came from 33 transactions under the EMTN Program. Under the U.S. MTN Program, NIB issued two transactions, which were global benchmark issuances in the amount of USD 1.5 billion each. During 2019, NIB issued 38 transactions under the EMTN Program and two transactions under the U.S. MTN Program both of which were global benchmark issuances in the amount of USD 1.0 billion each.

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The weighted average maturity for NIB’s borrowing operations in 2020 was 3.6 years, compared with 4.7 years in 2019. Of debt securities outstanding, the amount of EUR 1,302 (1,854) million is at floating interest rates, while EUR 26,749 (24,123) million is at fixed interest rates which is mainly swapped to floating rate.

During 2020, the Bank established the NIB Response Bond Framework, under which the Bank can issue Response Bonds, the proceeds of which are used to finance projects that alleviate the social and economic impact of the COVID-19 pandemic. Eligible projects will mainly promote the efficient operation of healthcare systems as well as financial support and labour market solutions to alleviate the social consequences and frictions the pandemic generates to supply chains. At year-end 2020, the Bank had a total of EUR 1,399 million outstanding in NIB Response Bonds.

NIB may issue notes as part of NIB’s Environmental Bond (“NEB”) program. NIB has established an internal framework that allows for the funds raised through issuances of NEB to be directed to its environmental lending in NIB’s member countries and EU countries. Lending projects are eligible under the framework if they satisfy strict internal environmental criteria. Payment of principal and interest on such notes is made solely on the credit standing of NIB as a single institution and is not directly linked to the performance of environmental lending projects. Accordingly, such notes neither constitute “asset-backed” securities, nor are they otherwise credit-linked to any of NIB’s environmental lending projects. NIB Environmental Bonds can be issued under any of NIB’s debt issuance programs.

At year-end 2020, the Bank had a total of EUR 4,455 (3,906) million outstanding in NIB Environmental Bonds. During 2020, NIB issued two NIB Environmental Bonds under its environmental framework, totalling EUR 643 million, consisting of one EUR 500 million environmental bond and a SEK 1.5 billion Nordic-Baltic Blue Bond. During 2019, NIB issued two NIB Environmental Bonds under its environmental framework, totalling EUR 693 million, consisting of one EUR 500 million environmental bond and an inaugural Nordic-Baltic Blue Bond. The five-year SEK 2 billion Nordic-Baltic Blue Bond is financing projects within the water management and protection category only.

For the years 2020 and 2019, the Board of Directors of the Bank has authorized the Bank to raise medium and long- term borrowings in an aggregate amount of up to EUR 8.0 billion and EUR 7.5 billion respectively.

In 2008, NIB replaced its Euro Commercial Paper Program (“ECP Program”) with a new STEP compliant ECP Program having a ceiling of EUR 2 billion. In addition to borrowings under this program and through short-term transactions under the EMTN Program, NIB can obtain short-term funds in the interbank market through money market loans and through repo transactions. These transactions are undertaken in most of the currencies listed in Note 16: Debts evidenced by certificates and swaps.

For the years 2020 and 2019, the Board of Directors has authorized the Bank to raise short-term funding, provided that the outstanding amount at any one time in each of these years does not exceed EUR 3.0 billion.

NIB had no commercial paper outstanding under the ECP Program at year-ends 2020 and 2019.

Portfolio Management

The Bank’s portfolio management deals with the management of that portion of NIB’s liquidity that is invested in longer term securities. Two portfolios have been established: (1) a portfolio with security investments measured at amortized cost issued by highly rated issuers and (2) actively managed portfolios measured at fair value. Although, the main objective is to mitigate liquidity risk some environmental, social and governance aspects are factored into the investment decision. The return from the portfolios continues to contribute to NIB’s total results, however diminishing due to the very low yield environment. NIB has signed the United Nations Principles for Responsible Investment (PRI), in which NIB has committed to incorporate environmental, social and governance factors in its investment and ownership decisions. The Bank is developing Responsible Investment Framework in which external ESG rating data is used to assign internal ESG scores to Treasury Investments.

The actively managed portfolios contribute to NIB’s results through active yield curve and duration management strategies using fixed income derivatives as well as security investments. The strategies are carried out by both internal and external managers. The Bank has an agreement with an external manager who operates with an unfunded mandate. As of year-end 2020, the external manager was authorized to take positions up to an aggregate amount of USD 100 million, corresponding to EUR 81 million. Specific risk limits have been set for the external managers and their risk exposures are also captured and limited by the by overall market risk limits; see Note 2: Risk management.

For information regarding accounting treatment and volumes of NIB’s financial placements as of December 31, 2020, please refer to Note 11: Debt securities. The volume of outstanding derivatives as of December 31, 2020 are set forth in Note 15: Other assets.

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Note 4: Net interest income

In thousands of euro	2020	2019
Interest income
Cash and cash equivalents	-10,735	-2,725
Long-term placements with credit institutions	-14,505	-12,872
Debt securities	47,747	60,757
Loans outstanding	249,853	295,726
Other interest income	155	123

Total, interest income	272,515	341,009

Of which, interest income from financial assets measured at amortised cost	254,355	315,241
Interest expense
Short-term amounts owed to credit institutions	4,999	3,199
Long-term amounts owed to credit institutions	21	50
Short-term repurchase agreements	25	—
Debts evidenced by certificates	-448,733	-558,100
Swap contracts and other interest expenses, net	376,714	425,572

Total, interest expense	-66,973	-129,280

Of which, interest expense from financial liabilities measured at amortised cost	-121,316	-312,116

Net interest income	205,543	211,729

Interest income and expense includes amounts from related parties as described in Note 25: Related party disclosures.

Note 5: Commission income and fees received

In thousands of euro	2020	2019
Commitment fees	3,008	2,278
Loan disbursement fees	8,584	4,298
Early repayment fees	745	2,683
Commissions on lending of securities	147	203

Total	12,485	9,462

Note 6: Net profit on financial operations

In thousands of euro	2020	2019
Financial instruments measured at fair value, realised gains and losses	-4,985	2,715
Financial instruments measured at fair value, unrealised gains and losses	12,959	2,250
Financial instruments measured at amortised cost, realised gains and losses	-21	73
Expected credit loss on financial placements	-301	-10
Adjustment to hedge accounting, unrealised gains and losses of fair value hedges	51,157	9,243

Net profit/loss on financial operations	58,810	14,272

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Note 7: Personnel expenses, compensation and benefits

NET PERSONNEL EXPENSES

In thousands of euro	2020	2019
Salaries and other remuneration	28,112	27,062
Social security and employee insurances	2,790	2,448
Pensions	8,799	8,830
Board and Control Committee remuneration	155	144
Other personnel expenses	2,157	2,500

Gross personnel expenses	42,013	40,984
Host country reimbursement according to agreement with the Finnish Government (see next page)	-10,686	-10,487

Net personnel expenses	31,327	30,496

EMPLOYEES

	2020	2019
Number of employees at 31 December	222	229
Average age of employees	46	46
Average period (years) of employment	11	11
Distribution by gender as of 31 Dec
Female	93	99
Male	129	130

The number of employees in the table above includes all contracted employees. Permanent employees and those with fixed term contracts of four years or more amounted to 193 (2019: 202). Employees on substitute contracts, fixed term contracts less than four years and temporary contracts amounted to 29 (2019: 27).

COMPENSATION FOR THE BOARD OF DIRECTORS, THE CONTROL COMMITTEE, THE PRESIDENT AND THE EXECUTIVE COMMITTEE

Compensation for the Board of Directors (BoD) and the Control Committee (CC) is set by the Board of Governors (BoG). The compensation consists of fixed annual remuneration and an attendee allowance. The members of the BoD and the CC are also entitled to reimbursement of travel and accommodation expenses and a daily allowance in accordance with the Bank’s Travel Policy.

The BoD decides on the appointment and remuneration of the President. As a rule, the President is appointed on a fixed-term contract for five years at a time, but the existing contract can also be prolonged. The current President’s contract commenced on 1 April 2012 and the contract has been extended twice, until 31 March 2021. In December 2020 the BoD appointed a new President, this contract commences on 1 April 2021 for a consecutive period of five years.

The President decides upon the employment of the Executive Committee (ExCo) members. The members of the ExCo are normally employed for an indefinite period. The period of notice is six months. The President is authorised by the BoD to make decisions regarding compensation within the scope of the Staff Regulations and the annually approved financial plan. The remuneration package for the members of the ExCo includes a fixed base salary and customary taxable benefits and allowances, which are in principle the same for all staff at the managerial level.

The Bank can pay performance premiums to the President, ExCo members and staff of up to three months’ base salary for excellent and extraordinary performance. The performance premiums (excluding staff) are presented in the table below, if awarded. The maximum cost for the Bank of performance premiums is a total of 3% of the salary costs.

The table below includes fees paid to the Board of Directors and Control Committee as well as the taxable income of the President and Executive Committee.

In thousands of euro	2020	2019
Board of Directors (remuneration and attendee allowance)
Chairman	17	17
Other Directors and Alternates (15 persons)	111	103
Control Committee
Chairman	9	5
Other members (9 persons)	18	19
President	855	820
Members and Associate members of the Executive Committee (*)	3,404	2,769

*

Heikki Cantell, Hilde Kjelsberg, Gunnar Okk, Björn Ordell all of 2019 & 2020. Lars Eibeholm 2019 & until 30 June 2020, Thomas Wrangdahl 2019 and until 31 August 2020. Luca De Lorenzo, Søren Mortensen, Vera-Maria Lehtonen, Jukka Ahonen from 1 September 2020 onwards.

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Distribution by gender as of 31 Dec	2020	2019
Board of Directors
Female	4	4
Male	4	4
Control Committee
Female	2	2
Male	8	8
Members and Associate members of the Executive Committee including the President
Female	2	1
Male	7	6

There were no advances, credit granted or any debt arrangements between the Bank and the members of CC, BoD, the President or the ExCo members, nor commitments entered into by the Bank on their behalf by way of guarantee of any kind.

BENEFITS

Pension benefits

NIB is responsible for arranging the pension security for its employees. The Finnish public sector pension system (JuEL Pension) forms the basis for the pension benefits. The JuEL Pension is calculated based on the employee’s annual taxable income and the applicable age-linked pension accrual rate. The employer’s pension contribution in 2020 was 15,91% of the pensionable income. The employee’s pension contribution was either 7,15% or 8,65%, depending on the employee’s age. NIB pays this contribution for its permanent staff, and it is taxed as a benefit for the employee. The pension is accounted for as a defined contribution plan. In addition to the JuEL Pension, the Bank has taken out a supplementary group pension insurance policy for its entire permanently employed staff. The insurance premium, 6.5%, is calculated based on the employee’s taxable income and paid until the age of individual retirement under the JuEL Pension, with an upper age limit of 65 years. The supplementary pension is also accounted for as a defined contribution plan. The employer’s pension contribution regarding the President amounted to EUR 197 175 (200,051). The corresponding figure for the ExCo members was EUR 982 665 (964,083) of which EUR 295 339 (294,398) related to supplementary pension premiums. The BoD and the CC members are not eligible for NIB pension arrangements.

Insurances

NIB has taken out several (both statutory and voluntary) insurance policies for its staff: unemployment insurance, group accident insurance, group life insurance, medical insurance and disability insurance. All personal insurance policies are valid for the total duration of employment (if not otherwise stated for the separate insurance alternatives). Longer periods of absence from work may interrupt the insurance coverage temporarily. Some of the insurances are available only to staff with a longer fixed term contract and permanently employed staff. The BoD and CC members are not under the coverage of the above mentioned insurances.

Health care

NIB has also arranged occupational health care for its staff through a private medical centre in Finland. The Bank’s medical insurance covers in addition use of other health care service providers if needed and it covers public sector health care services for more severe or complex medical treatment needs. The occupational health care benefit includes both preventive health care and wellbeing actions for staff and medical care. The BoD and CC members are not under the coverage of the health care benefit.

Additional expatriate benefits

Professional staff (including ExCo members) who move to Finland for the sole purpose of taking up employment at the Bank are entitled to certain expatriate benefits, such as an expatriate allowance and a spouse/ family allowance. In addition, NIB assists the expatriate in finding accommodation, usually by renting a house or a flat in its own name. The staff member reimburses the Bank for a part of the rent, which is equal to at least the taxable value of the accommodation benefit established annually by the Finnish National Board of Taxes.

TAXATION AND HOST COUNTRY REIMBURSEMENT

According to an agreement between the Bank’s Member countries, taxation of staff and ExCo members salaries and taxable benefits and the President’s remuneration, shall be taxed in the host country Finland in accordance with applicable Finnish taxation legislation.

According to the Host Country Agreement between the government of the Republic of Finland and the Bank, the amount of tax withheld in advance on the salaries of the Bank’s staff and the final tax on salaries collected shall be reimbursed to the Bank. Amounts repaid contribute to the surplus the Bank may distribute among the Member countries.

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Note 8: Other administrative expenses

In thousands of euro	2020	2019
IT & purchased data	10,584	9,282
Office premises	2,552	2,478
Travel	188	980
Communications and marketing	352	452
Other administrative expenses	2,279	2,515
Cost coverage, NDF and NEFCO (Note 25)	-1,904	-1,530
Rental and other income	-488	-304

Total	13,563	13,872

Remuneration to the auditors	2020	2019
Audit fee	179	201
Other audit-related fees	177	129
Non-audit related fees	81	62

Total remuneration	436	391

Note 9: Net loan losses

In thousands of euro	2020	2019
Change in expected credit loss on performing loans	-57,504	-2,179
Change in expected credit loss on non-performing loans	759	1,655
Decrease of provision to cover realised losses	—	—
Realised loan losses	—	—

Net loan losses	-56,744	-524

See also Note 12: Loans outstanding and guarantee commitments.

Note 10: Expected credit loss

Impairment Methodology

Introduction and governance

The Bank calculates and reports its impairments based on expected credit losses (ECL). The ECL framework is based on the requirements of the International Financial Reporting Standard (IFRS 9 Financial Instruments), published in 2014 by the International Accounting Standards Board (IASB) and which became effective from 1 January 2018. Additionally, the guidance of the Basel Committee on Banking Supervision and Global Public Policy Committee are followed, where applicable. The ECL framework is governed by the Bank’s risk management policies. The Executive Committee reviews and the President approves the ECL framework. The Mandate, Credit and Compliance Committee approves the impairment allowances and ECL model based calculation results.

Three Stage Model

The Bank recognises a loss allowance for ECL on financial assets measured at amortised cost, or at fair value through comprehensive income, and for loan commitments. The ECL comprises of a three-stage model based on changes in credit quality since initial recognition. Impairments are reported based in either 12 months or lifetime expected credit losses, depending on the stage allocation of the financial asset. The stage allocation also determines if interest income for the financial asset is reported on gross carrying amount or net of impairment allowance.

Stage 1- includes financial assets that have not had a significant increase in credit risk since initial recognition or have a low risk at the reporting date. For these assets, the allowance amount is calculated based on the coming 12 months.

Stage 2 - includes financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. For these assets, the allowance amount is calculated based on expected lifetime of the asset. A significant increase in credit risk is considered to have occurred if the life-time default probability (PD) has increased by 100% compared to that at the initial recognition. Additional triggers are considered, including significant downgrading or watch-listing of the asset.

Stage 1 and 2 assets are categorised as performing assets.

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Stage 3 - includes assets that have been categorised as non-performing in the Bank’s credit rating processes. For the non-performing assets, assessment is done on an individual basis, as opposed to the collective model used for the Stage 1 and 2 assets. Exposures in default classes are classified as non-performing. A default occurs with regard to an obligor when either or both of the following have taken place:

i)	NIB considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realising security; or

ii)	the obligor is past due by more than 90 or in the case of sovereign lending by more than 180 days.

Inputs

The ECL calculation is performed at the level of individual financial assets and the main components comprise Probability of Default (PD), Loss Given Default (LGD), Exposure at Default (EAD) and Discount Factor. The model is forward-looking: current and future macroeconomic conditions are incorporated into the model through macro-financial scenarios.

Each transaction in the Bank’s portfolio has an internal PD rating associated with it. This rating is essentially a long-term, best estimate rating resulting in a neutral estimate without explicit buffers of conservatism. For ECL purposes, the PD is estimated based on a regression model of macroeconomic variables to observed default data. PD term structures are derived for each rating grade reflecting the macro-financial scenarios. The short-end of the PD term structure (up to 3 years) reflects the macro-financial scenarios, while the long-end of the PD term structure is based on long-run average behaviour. The term structure construction considers both outright default probabilities and rating migration behaviour.

Loss Given Default (LGD) is the magnitude of the likely loss if there is a default. The Bank has established a Rating Framework for LGD, according to which LGD estimates are generated for all of the Bank’s exposures. The estimates are derived separately for different counterparty types: corporates, financial institutions, sovereigns and local & regional governments, and project finance. Credit enhancements (collateral, guarantees) and other transaction characteristics impact the LGD estimate. Depending on counterparty type, different datasets and modelling approaches are employed.

Exposure at Default (EAD) represents the expected exposure in the event of a default and is measured from discounted contractual cash flows. Loan commitments are included using a Credit Conversion Factor (CCF). The discount factor is calculated based on the Effective Interest Rate (EIR) of a contract.

Macro-Financial Scenarios - Unlike the incurred loss model, which IFRS 9 replaced, the ECL is forward looking. The starting point is the Bank’s view of the current and future macroeconomic conditions and credit environment. It should be noted that the same overall macroeconomic view is used also as a basis for all other macroeconomic forecasting needs within the Bank (inter alia business & financial planning and ICAAP & stress testing). The Bank considers a range of outcomes in a probability-weighted manner. The purpose is to capture possible non-linear behaviour in the dependence of the ECL on economic conditions. The macro-financial scenarios consist of three scenarios: baseline, upside, and downside. Each scenario has an assigned probability based on expert judgment, intended to reflect the prevailing perceived distribution of risks.

The Mandate, Credit and Compliance Committee may do post-model adjustments to the model-based ECL estimates as deemed necessary, inter alia to reflect additional factors such as significant events not explicitly incorporated within the modelling of ECL or in the credit risk ratings.

The loan impairment accounting policy is described in Note 1: Accounting policies, and the results of the ECL are described below.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 60

Expected credit loss provision In millions of euro	STAGE 1	STAGE 2	STAGE 3	TOTAL
Balance at 31 December 2018	26	14	80	120

Transfer to Stage 1	5	-5	—	0
Transfer to Stage 2	—	—	—	0
Transfer to Stage 3	—	—	—	0
New assets originated or purchased	7	2	—	10
Amortisations and repayments	-5	-4	—	-9
Impact of remeasurment on existing assets	-4	6	-2	0
Foreign exchange adjustments and other changes	—	—	2	2

Net change income statement	2	0	0	2
Realised losses	—	—	—	0

Balance at 31 December 2019	29	14	80	122

Transfer to Stage 1	—	—	—	0
Transfer to Stage 2	-5	5	—	0
Transfer to Stage 3	—	—	—	0
New assets originated or purchased	8	1	—	10
Amortisations and repayments	-4	-2	-1	-7
Impact of remeasurment on existing assets	24	30	—	54
Foreign exchange adjustments and other changes	—	—	-7	-7

Net change income statement	23	35	-7	50
Realised losses	—	—	—	0

Balance at 31 December 2020	52	48	73	173

Expected credit loss In millions of euro	31-DEC-20	31-DEC-19
Loans outstanding	169	119
Other receivables	2	2
Loan commitments	1	1
Financial placements	1	0

Total	173	122

Expected credit loss income statement In millions of euro	2020	2019
Net result on financial operations	0	0
Net loan losses (Note 9)	-57	-1
Foreign exchange gains and losses	7	-2

Total recognised in income statement	-50	-2

The Bank defines “forbearance” as a concession granted to a counterparty for reasons of financial difficulties, i.e. a concession that would not otherwise be considered by the lender. Forbearance recognition is not limited to measures that give rise to a loss for the lender. Modification of the terms and conditions of the contract may include, for example, reduction of the interest rate, principal or accrued interest, or rescheduling of the payment dates of principal and/or interest, and has an actual effect on the future cash flows. Loan forbearance is granted on a selective basis and purposefully to avoid counterparty default in favour of the Bank’s collection opportunities. Loans granted forbearance are automatically watch listed, and subject to the impairment policies of the Bank. As of 31 December 2020, there were three non-performing (stage 3) loans totalling EUR 71 (78) million. A total of EUR 171 (121) million has been deducted from the Bank’s loans outstanding and from lending claims in “other assets”. Specific allowances for impairment amounted to EUR 71 (78) million and ECL on stage 1 & 2 assets amounted to EUR 100 (42) million. During 2020 or 2019, no lending transactions were converted into claims under “other assets”.

Assets subject to expected credit loss In millions of euro	STAGE 1	STAGE 2	STAGE 3	TOTAL
Exposure at 31 December 2018	23,353	531	80	23,964
Transfer to Stage 1	212	-212	—	0
Transfer to Stage 2	-67	67	—	0
Transfer to Stage 3	—	—	—	0
New assets originated or purchased	7,290	21	—	7,311
Amortisations and repayments	-6,789	-201	—	-6,990
Foreign exchange adjustments and other changes	-5	2	—	-3

Exposure at 31 December 2019	23,994	208	80	24,282
Transfer to Stage 1	—	—	—	0
Transfer to Stage 2	-1,324	1,324	—	0
Transfer to Stage 3	—	—	—	0
New assets originated or purchased	7,465	361	—	7,825
Amortisations and repayments	-4,401	-130	—	-4,531
Foreign exchange adjustments and other changes	-185	-23	-7	-215

Exposure at 31 December 2020	25,548	1,740	73	27,360

	31-DEC-20	31-DEC-19
Loans outstanding	21,465	18,705
Loan commitments	3,522	3,242
Treasury assets held at amortised cost	2,373	2,335

Total Exposure	27,360	24,282

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 61

Note 11: Debt securities

The debt securities were issued by the following counterparties:

In millions of euro	2020	2019
Governments	794	819
Public institutions	2,217	1,896
Other	4,901	4,365

Total	7,912	7,079

The distribution of the Bank’s debt security portfolios was as follows:

	BOOK VALUE		FAIR VALUE
In millions of euro	2020	2019	2020	2019
Held at fair value	6,032	5,126	6,032	5,126
Held at amortised cost	1,880	1,953	1,944	2,009

Total	7,912	7,079	7,976	7,135

Of these debt securities, EUR 6,051 (5,038) million is at fixed interest rates and EUR 1,861 (2,041) million at floating interest rates. At 31 December 2020, EUR 172 (EUR 132) million of total debt securities were in Lending Green Bonds. The fair values are disclosed in Note 20: Fair value of financial instruments.

Note 12: Loans outstanding and guarantee commitments

The Bank previously had two main categories of lending: ordinary lending and lending under special programs which comprises of Project Investment Loans (PIL) and Environmental Investment Loans (MIL) which described in detail in Note 3: Segment information. As a result of changes to the Bank’s Statutes the special loan facilities for Project Investment Loans (PIL) and Environmental Investment Loans (MIL) were discontinued. The outstanding amounts under the PIL and MIL facilities have become part of NIB’s ordinary lending, and new lending of this type will in future also constitute ordinary lending. At the date the Statutes became effective total PIL loans outstanding amounted to EUR 333 million and total MIL loans amounted to EUR 7 million.

At 31 December 2020, 553 (581) loans amounting to EUR 21,555 (18,799) million were outstanding, including medium-term notes (MTN) of EUR 0 (10) million. These are held at amortised cost unless they form part of a qualifying hedging relationship with a derivative in a hedge accounting relationship, the MTNs are recognised at fair value.

At 31 December 2020, loans outstanding before impairments and hedge accounting adjustments with floating interest rates amounted to EUR 16,625 (14,666) million, while those with fixed interest rates amounted to EUR 4,846 (4,047) million. As a general rule fixed interest loans are converted to floating rates through the use of derivatives instruments.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 62

In millions of euro	2020	2019
Opening balance	18,799	19,065
Disbursements	4,819	2,545
Amortisation	-1,457	-1,564
Prepayments	-410	-1,001
Change in expected credit losses	-57	-2
Foreign exchange changes	-187	6
Fair value adjustments	1	-2
Hedge accounting adjustments	47	51
Other movements	0	-299

Closing balance	21,555	18,799

The following table sets forth a breakdown per business sector of NIB’s outstanding loans and issued guarantees at 31 December.

	2020		2019
In millions of euro	AMOUNT	%	AMOUNT	%
Energy and water	6,535	30.4%	5,337	28.5%
Infrastructure, transportation and telecom	7,112	33.1%	5,773	30.8%
Industries and services	5,840	27.2%	5,253	28.1%
Financial institutions and SMEs	1,983	9.2%	2,350	12.6%

Total before impairments and hedge accounting	21,471	100.0%	18,713	100.0%
ECL Stage 3	-71		-78
ECL Stage 1&2	-98		-41
Fair value adjustments	-1		-1
Hedge accounting adjustments	254		207

Total	21,555		18,799

The following table sets forth the scheduled amortizations of outstanding loans at 31 December.

In millions of euro	2020	2019
2020	—	1,691
2021	1,640	1,619
2022	2,268	2,197
2023	2,513	2,411
2024	2,443	2,220
2025	2,097	1,782
2026 and thereafter	10,509	6,794

Total before impairments and hedge accounting	21,471	18,713
ECL Stage 3	-71	-78
ECL Stage 1&2	-98	-41
Fair value adjustments	-1	-1
Hedge accounting adjustments	254	207

Total	21,555	18,799

The remaining average time to maturity/re-pricing of loans outstanding at 31 December 2020, calculated to the next date on which the Bank has the right to adjust the terms of the interest rate or currency of denomination, was 4 years and 3 months (4 years and 4 months), with actual maturities from the date of first disbursement ranging from 2 to 30 years (from 3 to 30 years).

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 63

CURRENCY DISTRIBUTION OF LOANS OUTSTANDING

In millions of euro	2020	2019
EUR	9,535	7,862
USD	1,635	1,937
Nordic currencies	10,031	8,686
Other currencies	269	228

Total before impairments and hedge accounting	21,471	18,713
ECL Stage 3	-71	-78
ECL Stage 1&2	-98	-41
Fair value adjustments	-1	-1
Hedge accounting adjustments	254	207

Total	21,555	18,799

DISTRIBUTION OF LOANS OUTSTANDING AND GUARANTEES BY VARIOUS TYPES OF SECURITY

The following table shows loans outstanding, including guarantee commitments, distributed by type of security:

	2020		2019
	EUR		EUR
	MILLIONS	SHARE IN %	MILLIONS	SHARE IN %
Loans to or guaranteed by governments
Loans to or guaranteed by member countries	1,681		265
Loans to or guaranteed by other countries	435		542
Loans to or guaranteed by governments, total	2,116	9.9%	807	4.3%
Loans to or guaranteed by local authorities in member countries	4,177	19.5%	3,657	19.6%
Loans to or guaranteed by companies owned 50% or more by member countries or local authorities in member countries	4,384	20.5%	3,728	20.0%
Loans to or guaranteed by banks	1,810	8.5%	2,073	11.1%
Loans backed by a lien or other security in property	1,804	8.4%	1,588	8.5%
Loans with a guarantee from the parent company and other guarantees	1,008	4.7%	879	4.7%
Loans with a negative pledge clause and other covenants	6,101	28.5%	5,903	31.7%
Loans without formal security	—	0.0%	—	0.0%
Lending Green Bonds	—	0.0%	—	0.0%

Total after individually assessed impairments	21,400	100.0%	18,635	100.0%

ECL Stage 1&2	-98		-41
Hedge accounting adjustments	254		207
Fair value adjustments	-1		-1

Total loans outstanding	21,555		18,799

As of 31 December, loans agreed but not disbursed amounted to the following:

In millions of euro	2020	2019
Ordinary Loans	3,522	2,708
Project Investment Loans	—	518
Environmental Investment Loans	—	16

Total, loans agreed but not yet disbursed	3,522	3,242

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 64

The table below sets forth the total principal amount and percentage distribution of lending outstanding as well as issued guarantees at 31 December, allocated by country according to the domicile of the risk owner’s group headquarters.

	2020		2019
	LOANS	TOTAL	LOANS	TOTAL
In millions of euro	OUTSTANDING	COMMITMENTS	OUTSTANDING	COMMITMENTS
Denmark	1,350	635	1,185	110
Estonia	943	91	225	25
Finland	4,264	763	3,717	1,025
Iceland	532	39	600	—
Latvia	419	345	159	130
Lithuania	1,064	432	572	264
Norway	5,228	191	4,866	393
Sweden	6,828	524	6,178	670
Belarus	8	14	—	16
France	—	—	166	—
Germany	40	25	29	16
Poland	351	—	396	—
Russia	3	—	9	—
Turkey	8	—	13	—
Other European countries	1	—	12	—
Multilateral	156	272	160	289
Botswana	13	—	17	—
Brazil	37	—	80	—
China	84	150	119	150
India	82	—	111	20
Laos	5	—	8	—
Mexico	—	41	—	45
Philippines	18	—	23	—
South Africa	—	—	—	89
Tunisia	11	—	17	—
United States	6	—	13	—
Vietnam	16	—	30	—
Other Non-European countries	4	—	8	—

Total loans outstanding	21,471	3,522	18,713	3,242

ECL Stage 3	-71	—	-78	—
ECL Stage 1&2	-98	-1	-41	-1
Fair value adjustments	-1	—	-1	—
Hedge accounting adjustments	254	—	207	—

Total	21,555	3,521	18,799	3,241

Note 13: Tangible and intangible assets

	INTANGIBLE ASSETS	INTANGIBLE ASSETS
In millions of euro	2020	2019
Acquisition value at the beginning of the year	26	19
Acquisitions during the year	5	7
Sales/disposals during the year	—	—

Acquisition value at the end of the year	31	26

Accumulated amortisation at the beginning of the year	14	9
Amortisation for the year	5	5
Accumulated amortisation on sales/disposals during the year	—	—

Accumulated amortisation at the end of the year	19	14

Net book value	12	12

Intangible assets comprise of software development costs and from 2019 also include right-of-use assets arising from the adoption of IFRS 16.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 65

2020

In millions of euro	BUILDINGS	OFFICE EQUIPMENT AND OTHER TANGIBLE ASSETS	TOTAL
Tangible assets
Acquisition value at the beginning of the year	40	30	70
Acquisitions during the year	4	1	5
Sales/disposals during the year	0	0	0

Acquisition value at the end of the year	43	30	74

Accumulated depreciation at the beginning of the year	15	19	34
Depreciation for the year	2	1	3
Accumulated depreciation on sales/ disposals during the year	0	0	0

Accumulated depreciation at the end of the year	17	19	36

Net book value	26	11	37

On each closing date, the Bank’s assets are assessed to determine whether there is any indication of an asset’s impairment. As of 31 December 2020, there were no indications of impairment of the intangible or tangible assets.

2019

In millions of euro	BUILDINGS	OFFICE EQUIPMENT AND OTHER TANGIBLE ASSETS	TOTAL
Tangible assets
Acquisition value at the beginning of the year	34	29	62
Acquisitions during the year	6	1	7
Sales/disposals during the year	—	—	0

Acquisition value at the end of the year	40	30	70

Accumulated depreciation at the beginning of the year	13	18	32
Depreciation for the year	2	1	2
Accumulated depreciation on sales/disposals during the year	—	—	0

Accumulated depreciation at the end of the year	15	19	34

Net book value	25	11	36

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 66

Note 14: Depreciation

In thousands of euro	2020	2019
Intangible assets (Note 13)	4,606	4,753
Tangible assets (Note 13)	2,940	2,088
Buildings	2,319	1,586
Office equipment	620	502

Total	7,546	6,841

Note 15: Other assets

In millions of euro	2020	2019
Interest rate swaps at floating rates	9,100	7,902
Interest rate swaps at fixed rates	20,162	17,184
Currency swaps at floating rates	10,925	10,720
Currency swaps at fixed rates	6,732	7,127
Total, nominal amount	46,919	42,934
Netting of nominal amount per derivative	-46,455	-42,145
Derivative receivables, net	463	789
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	942	635

Derivative instruments	1,406	1,423
Other	20	4

Total	1,425	1,428

Derivatives are carried at fair value in the statement of financial position net per contract. Thus, swap contracts with a positive net fair value are recognised in the statement of financial position under “Other assets”, while swap contracts with a negative net fair value are recognised under “Other liabilities”.

The table below shows the net exposure of derivative instruments after collaterals at 31 December.

In millions of euro	2020	2019
Derivative instruments in financial position	1,406	1,423
Netting by counterparty	-707	-657
Derivative instruments net per counterparty	699	766
Accrued interest net per counterparty	107	128

Net exposure before collaterals	806	894
Collateral received	-736	-847

Net exposure	70	47

See also Risk Management, Credit Risk, Derivatives.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 67

Note 16: Debts evidenced by certificates and related swaps

In millions of euro	2020	2019
Opening balance	26,674	25,651
New issues	7,540	4,909
Amortisation	-3,980	-4,240
Call and buybacks	-164	-520
Foreign exchange movements	-1,325	340
Fair value adjustment on FVTPL debt	1	2
Hedge accounting adjustments	323	528
Other	1	2

Closing balance	29,072	26,674

At year-end, the Bank’s debt evidenced by certificates were distributed between the currencies shown in the table below. The table also demonstrates the distribution by currency on an after related swap nominal basis.

	DEBT		SWAP CONTRACTS PAYABLE/RECEIVABLE		NET BALANCE
In millions of euro	2020	2019	2020	2019	2020	2019
Currency
USD	9,631	9,417	1,370	1,755	11,001	11,173
EUR	5,689	4,203	6,059	6,497	11,748	10,700
GBP	3,165	3,128	-3,165	-3,128	—	—
NOK	2,580	2,456	116	124	2,696	2,580
AUD	1,772	1,971	-1,772	-1,971	—	—
SEK	2,821	1,751	67	63	2,888	1,815
NZD	1,133	1,306	-1,133	-1,306	—	—
HKD	426	408	-426	-408	—	—
TRY	173	388	-173	-388	—	—
MXN	112	237	-112	-237	—	—
BRL	45	149	-45	-149	—	—
INR	65	142	-65	-142	—	—
DKK	133	133	1	1	134	134
JPY	93	113	-93	-113	—	—
Other currencies	212	175	-212	-175	—	—

Subtotal	28,051	25,977	417	424	28,468	26,401

Fair value adjustments	78	77	-81	-80	-3	-4
Hedge accounting adjustments	943	620	-1,029	-621	-86	-1

Total	29,072	26,674	-692	-277	28,380	26,396

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 68

Note 17: Other liabilities

In millions of euro	2020	2019
Interest rate swaps at floating interest rates	21,658	18,756
Interest rate swaps at fixed interest rates	7,604	6,320
Currency swaps at floating interest rates	16,816	17,064
Currency swaps at fixed rates	1,595	891
Total, nominal amount	47,672	43,032
Netting of nominal amount per derivative	-46,455	-42,145
Derivative payables, net	1,217	887
Adjustment to hedge accounting and changes in fair value of non-hedging derivatives	145	155

Derivative instruments	1,362	1,042
Other	228	15

Total	1,590	1,057

Derivatives are carried at fair value in the statement of financial position net per contract. Thus, swap contracts with a positive net fair value are recognised in the statement of financial position under “Other assets”, while swap contracts with a negative net fair value are recognised under “Other liabilities”.

DERIVATIVE INSTRUMENTS NET EXPOSURE AFTER COLLATERALS

In millions of euro	2020	2019
Derivative instruments in financial position	1,362	1,042
Netting by counterparty	-707	-657
Derivative instruments net per counterparty	655	385
Accrued interest net per counterparty	-52	-48

Net exposure before collaterals	603	337
Collateral given	-593	-302

Net exposure	10	35

See also Risk Management, Credit Risk, Derivatives.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 69

Note 18: Capitalisation and reserves

The following table sets forth the capitalisation of NIB at December 31.

In millions of euro	OUTSTANDING AT DECEMBER 31, 2020	OUTSTANDING AT DECEMBER 31, 2019
Equity:
Authorised and subscribed capital	8,369	6,142
Of which callable capital	-7,523	-5,723
Paid-in capital	846	419
Statutory Reserve	686	686
General Credit Risk Fund	2,140	2,003
Special Credit Risk Fund PIL	—	427
Hedging reserve	28	19
Changes in own credit risk on liabilities at fair value	-3	—
Profit for the year	165	182

Total Equity	3,861	3,735
Debts evidenced by certifcates	29,072	26,674

Total Capitalisation	32,932	30,409

The member countries’ portions of authorised capital are as follows:

In millions of euro	2020	SHARE, IN %	2019	SHARE, IN %
Member country
Denmark	1,763	21.1%	1,294	21.1%
Estonia	77	0.9%	56	0.9%
Finland	1,483	17.7%	1,088	17.7%
Iceland	79	0.9%	58	0.9%
Latvia	112	1.3%	82	1.3%
Lithuania	163	2.0%	120	2.0%
Norway	1,800	21.5%	1,321	21.5%
Sweden	2,893	34.6%	2,123	34.6%

Total	8,369	100.0%	6,142	100.0%

The member countries’ portions of paid-in capital are as follows:

In millions of euro	2020	SHARE, IN %	2019	SHARE, IN %
Member country
Denmark	178	21.1%	88	21.1%
Estonia	8	0.9%	4	0.9%
Finland	150	17.7%	74	17.7%
Iceland	8	0.9%	4	0.9%
Latvia	11	1.3%	6	1.3%
Lithuania	17	2.0%	8	2.0%
Norway	182	21.5%	90	21.5%
Sweden	293	34.6%	145	34.6%

Total	846	100.0%	419	100.0%

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 70

AUTHORISED CAPITAL STOCK

The Board of Governors can, upon a proposal by the Board of Directors of NIB, decide upon an increase in the authorised capital stock of the Bank. To become effective, such a decision usually requires the approval of the parliaments of the Member countries.

The authorised capital stock of the Bank, which initially was approximately EUR 510 million, has been increased several times. most recently in 2020, when the Bank updated its Statutes. The Bank previously had two main categories of lending: ordinary lending and lending under Special Programs. Lending under special programs comprised Project Investment Loans (PIL) and Environmental Investment Loans (MIL). Under the new statutes that came into force during 2020 these special programs were discontinued. The outstanding amounts under the PIL and MIL facilities became part of NIB’s ordinary lending. The Owner countries’ guarantees related to the PIL loans of 1,800 million has been converted to callable capital and the equity reserve allocated to PIL has been converted to paid-in-capital. As a result the authorised capital of the bank amounts to EUR 8,369 million. The split of NIB’s authorised capital into paid-in capital and callable capital is discussed below under “Paid-in Capital and Callable Capital.”

As stipulated in NIB’s Statutes, any increase of the authorised capital stock is allocated among the Member countries based upon their gross national income (GNI) at market prices as determined from time to time by the Board of Governors. From the establishment of NIB in 1975 until the Baltic countries joined NIB on January 1, 2005, gross national income (GNI) was calculated at factor prices for the Nordic countries as an average of the data from the two most recent years available. Since January 1, 2005 the source for the GNI statistics has been the International Monetary Fund’s International Financial Statistics publication. Allocations of new subscribed capital among the Member countries were fixed at the time of each increase and no adjustments or equalisation payments were made with respect to capital already subscribed. Accordingly, and because the GNI among the Member countries has varied over the years, the authorised and paid-in portions of the Member countries’ capital have not been the same. In 2016, the Bank’s Board of Governors decided to adjust and align NIB’s authorised capital so that each Member country’s share in percentage of paid-in capital and callable capital would equal its share of the authorised capital. Following the completion of the approval process in each Member country, the changes have entered into force and have been implemented.

PAID-IN CAPITAL AND CALLABLE CAPITAL

The Statutes provide that NIB’s authorised capital stock shall consist of a paid-in portion and a callable portion. Of NIB’s total authorised capital stock of currently EUR 8,369 million, the paid-in portion amounts to EUR 846 million, which corresponds to approximately 10% of the total authorised capital stock of the Bank. All subscribed capital not paid in is subject to call by the Board of Directors of NIB to the extent that the Board deems it necessary for the fulfilment of the Bank’s debt obligations. The Statutes do not require that calls be made pro rata, but it is anticipated that, in the first instance, calls would be made in that manner. Failure by any Member country to make payment on any such call would not excuse any other Member country from its obligation to make payment. No Member country can legally be required on any such call to pay more than the unpaid balance of the callable portion of its subscribed capital. To date no such calls have been made.

In view of NIB’s mission as an institution for regional cooperation, there are no provisions in the 2004 Agreement for admitting additional countries. While a Member country may withdraw by giving notice in accordance with the provisions set forth in the 2004 Agreement, the 2004 Agreement also provides that a withdrawing country must remain liable for those commitments of NIB that were in force at the time of the withdrawal to the same extent as immediately prior to such withdrawal.

RESERVES

Under the Statutes, NIB’s annual net profits are to be transferred to a statutory reserve (the “Statutory Reserve”) until such reserve equals at least 10% of the authorised capital stock of the Bank. Thereafter, the Board of Governors, acting upon the proposal of the Board of Directors of NIB, will determine the allocation of net profits between further transfers to the Statutory Reserve, General Credit Risk Fund and the payment of dividends to the Member countries.

At 31 December 2020, the Statutory Reserve of NIB amounted to EUR 686 million or 8.2% of the Bank’s authorised capital. NIB has annually allocated a portion of the respective year’s profit as a general credit risk reserve (the “General Credit Risk Fund”) for unidentified risks in the Bank’s operations. At 31 December 2020, the General Credit Risk Fund amounted to EUR 2,140 million. The General Credit Risk Fund is available to cover losses arising from NIB’s lending portfolio as well as other risks NIB assumes in its business activities, such as the activities of its treasury department. The risks covered with respect to the treasury activities include market risks as well as counterparty risks. For further information in this regard, please see “Risk Management” in Note 2.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 71

Note 19: Collateral and commitments

In millions of euro	2020	2019
Guarantees issued at nominal amount (Note 12)	—	—
Loans agreed but not yet disbursed (Note 12)	3,522	3,242
Borrowing commitments	—	—
Collateral provided for staff loans [1]	—	—
Securities given as collateral for repurchase agreements [1]	—	—
Callable commitments in financial placements	2	2
Collateral received for collateralised placements [2] [3]	2,074	4,072
Collateral given for collateralised placements [1] [4]	—	26
Gross collateral with respect to derivatives exposure
Collateral received [2] [5]	723	911
Collateral given [1] [4]	523	319

[1]	Book value. [2] Fair value. [3] Including cash of EUR 2 (18) million and securities of EUR 2,072 (4,053) million received.
[4]	Cash collateral. [5] Including cash of EUR 723 (902) million and securities of EUR 0 (9) million received.

NIB AS LESSEE

At 31 December, the future minimum lease payments under non-cancellable leases were as follows;

In thousands of euro	2020	2019
Within one year	1,074	1,106
Later than one but not two years	874	999
Later than two but not three years	654	671
Later than three but not four years	651	646
Later than four but not five years	325	646
Later than five years	—	323

Total	3,578	4,391

NIB AS LESSOR

At 31 December, the future minimum lease receipts under non-cancellable leases were as follows;

In thousands of euro	2020	2019
Within one year	633	622
Later than one but not two years	421	410
Later than two but not three years	421	410
Later than three but not four years	421	410
Later than four but not five years	210	410
Later than five years	—	205

Total	2,105	2,466

The Bank sub-lets office space to related parties as described in Note 25.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 72

Note 20: Fair value of financial instruments

CLASSIFICATION OF FINANCIAL INSTRUMENTS

		FAIR VALUE THROUGH PROFIT
In millions of euro	AMORTISED COST (AC)	AND LOSS (FVTPL)	DERIVATIVES FOR HEDGING	TOTAL
Financial assets
Cash and cash equivalents	1,372	898	—	2,270
Financial placements with credit institutions	7	1,961	—	1,969
Debt securities	1,880	6,032	—	7,912
Other financial placements	—	9	—	9
Loans outstanding	21,540	15	—	21,555
Derivatives	—	451	954	1,406

Total 31 December 2020	24,800	9,367	954	35,121

Financial liabilities
Short-term amounts owed to credit institutions	724	—	—	724
Long-term amounts owed to credit institutions	—	—	—	—
Debt evidenced by certificates	28,613	459	—	29,072
Derivatives	—	651	711	1,362

Total 31 December 2020	29,336	1,110	711	31,158

		FAIR VALUE THROUGH PROFIT
In millions of euro	AMORTISED COST (AC)	AND LOSS (FVTPL)	DERIVATIVES FOR HEDGING	TOTAL
Financial assets
Cash and cash equivalents	835	594	—	1,428
Financial placements with credit institutions	9	3,580	—	3,589
Debt securities	1,953	5,126	—	7,079
Other financial placements	—	8	—	8
Loans outstanding	18,772	27	—	18,799
Derivatives	—	708	715	1,423

Total 31 December 2019	21,569	10,042	715	32,326

Financial liabilities
Short-term amounts owed to credit institutions	957	—	—	957
Long-term amounts owed to credit institutions	8	—	—	8
Debt evidenced by certificates	25,842	831		26,674
Derivatives	—	172	870	1,042

Total 31 December 2019	26,807	1,003	870	28,681

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 73

FAIR VALUATION OF FINANCIAL INSTRUMENTS

	2020		2019
In millions of euro	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial Assets
Cash and cash equivalents	2,270	2,270	1,428	1,428
Financial placements with credit institutions	1,969	1,969	3,589	3,589
Debt securities	7,912	7,976	7,079	7,135
Other financial placements	9	9	8	8
Loans outstanding	21,555	21,848	18,799	18,985
Derivatives	1,406	1,406	1,423	1,423

Total	35,121	35,478	32,326	32,568

Financial Liabilities
Short-term amounts owed to credit institutions	724	724	957	957
Long-term amounts owed to credit institutions	—	—	8	8
Debt evidenced by certificates	29,072	29,137	26,674	26,670
Derivatives	1,362	1,362	1,042	1,042

Total	31,158	31,223	28,681	28,678

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 74

LEVEL OF FAIR VALUE MEASUREMENT FOR FINANCIAL INSTRUMENTS AT THE END OF THE YEAR

The table below analyses financial instruments’ fair value at the end of the year by the level in the fair value hierarchy into which the fair value measurement is categorised. See Accounting policies, Determination of fair value.

	2020			2019
In millions of euro	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
Financial Assets
Cash and cash equivalents	2,270	—	—	953	476	—
Financial placements with credit institutions	—	1,969	—	—	3,589	—
Debt securities	7,959	—	17	7,114	—	21
Other financial placements	—	—	9	—	—	8
Loans outstanding	—	21,834	15	—	18,957	27
Derivatives	—	1,337	69	—	1,359	64

Total	10,230	25,140	109	8,067	24,381	119

Financial Liabilities
Short-term amounts owed to credit institutions	—	724	—	—	957	—
Long-term amounts owed to credit institutions	—	—	—	—	8	—
Repurchase agreements	—	—	—	—	—	—
Debt evidenced by certificates	—	28,452	685	—	25,470	1,200
Derivatives	—	1,081	281	—	749	294

Total	—	30,257	966	—	27,184	1,494

At 31 December 2020, recorded Credit Valuation Adjustment (CVA) amounted to EUR -2 million, while Debit Valuation Adjustment (DVA) was EUR 0 million. At 31 December 2019, recorded CVA amounted to EUR -2 million, while DVA was EUR 1 million. Receivables from defaulted treasury counterparties are measured at fair value. Receivables from defaulted lending counterparties are measured at cost minus impairment.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 75

CHANGES IN FAIR VALUES CATEGORISED IN LEVEL 3

	FINANCIAL ASSETS					FINANCIAL LIABILITIES
In millions of euro	DEBT SECURITIES HELD AT FAIR VALUE	OTHER FINANCIAL PLACEMENTS HELD AT FAIR VALUE	LOANS OUTSTANDING	DERIVATIVE ASSETS	LEVEL 3 TOTAL ASSETS	DEBT EVIDENCED BY CERTIFICATES	DERIVATIVE LIABILITIES	LEVEL 3 TOTAL LIABILITIES
31 DECEMBER 2018	12	16	—	—	28	—	—	—
Financial instruments reclassified to level 3	12	—	27	64	103	1,200	294	1,494
Amortisations	-3	—	—	—	-3	—	—	0
Sold transactions	—	-8	—	—	-8	—	—	0
Changes in fair values	—	—	—	—	—

31 DECEMBER 2019	21	8	27	64	119	1,200	294	1,494

Financial instruments reclassified to level 3	—	—	—	—	—		32	32
New trades	—	—	—	1	1	101	1	102
Matured transactions, buy backs and calls	—	-5	—	-10	-16	-468	-115	-583
Amortisations	-3	—	-5	-15	-22	—	-14	-14
Capitalisations	—	—	—	34	34	—	35	35
Sold transactions	—	—	—	—	—	—	—	—
Inflation adjustments	—	—	2	4	6	6	—	6
Changes in fair values	-1	7	1	2	7	-2	-1	-3
Exchange rate adjustments	—	—	-10	-10	-20	-153	49	-103

31 DECEMBER 2020	17	9	15	69	109	685	281	966

The debt securities classified as level 3 consist of debt securities that are not traded actively and the valuations are based on external market quotes, which management have applied an overlay to reduce the fair value recorded. The other financial placements consist of Mezzanine placements the valuation of which is obtained from the external fund administrators. The loans outstanding, derivative assets, issued securities and derivative liabilities consist of complex structured products and instruments denominated in currencies which have limited liquidity, the exchange rate of which are acquired from a leading market data provider. These structured products and illquid products are swapped back to back.

Level 3 derivatives fall into two categories based on the underlying instrument and pricing model:

•	Structured interest rate swaps,

•	Cross currency and foreign exchange linked swaps.

Structured interest rate swaps are priced using Hull-White 1 factor model if there is only one underlying interest rate index and Hull-White 2-factor model if there is more than one underlying interest rate index. The models are calibrated to swaption volatilities. Cross currency and foreign exchange linked instruments are valued using Hull-White 1 factor model for interest rate modelling and Black-Scholes model for foreign exchange rates. The model is calibrated to interest rates, swaption volatilities, foreign exchange rates, foreign exchange rate volatilities and correlations between foreign exchange and interest rates.

The table below shows the sensitivity of the Level 3 swap transactions fair value to percentage changes in the level of interest rate and foreign exchange volatility surfaces. For example, if volatility is increased by 25% the impact on the total fair value of Structured interest rate swaps is EUR 2.1 million and if it is decreased by 25% the impact is EUR -1.8 million. Corresponding sensitivities for Cross-currency and FX-linked swaps are EUR -0.7 million and EUR 0,7 million.

Percentage change in Bermudan/ FX volatility	-75%	-50%	-25%	25%	50%	75%	100%
Structured interest rate swaps in millions of euro	-5.1	-3.5	-1.8	2.1	4.6	7.6	10.9
Cross-currency and FX-linked swaps in millions of euro	1.0	1.0	0.7	-0.7	-1.5	-2.4	-3.2

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 76

Note 21: Maturity profile of financial assets and liabilities

The table below sets out a maturity analysis for financial assets and liabilities containing principal and interest flows. For loans outstanding, undiscounted cash flows are presented until contractual final maturity. For borrowing outstanding and derivatives with call options, cash flows are presented until the first possible termination date. Cash flows are presented on net basis for interest rate swaps and on gross basis for all other swaps. Interest cash flows are projected based on the interest rates prevailing on the closing date. See also Notes 15 and 17, and Risk Management, Liquidity Risk.

2020
In millions of euro	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	UP TO AND INCLUDING 3 MONTH	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS
Assets
Cash and cash equivalents	2,270	2,270	2,270	—	—	—	—
Financial placements
Placements with credit institutions	1,961	1,957	1,884	73	—	—	—
Debt securities	7,912	7,976	256	432	654	5,977	657
Other	9	7	—	—	—	—	7
Loans outstanding	21,555	22,594	350	447	1,003	9,896	10,897
Other assets
Derivative receivables	8,723	9,307	775	290	1,030	5,049	2,163
Derivative payables	-7,317	-7,587	-619	-210	-841	-4,144	-1,773

Assets, total	35,113	36,524	4,915	1,032	1,847	16,779	11,952

Liabilities
Amounts owed to credit institutions
Short-term	724	724	724	—	—	—	—
Long-term	—	—	—	—	—	—	—

	724	724	724	0	0	0	0
Debts evidenced by certificates	29,072	29,595	1,468	734	3,107	20,220	4,066
Other liabilities
Derivative receivables	-14,211	-14,754	-4,613	-1,682	-1,334	-6,640	-486
Derivative payables	15,573	15,970	4,706	1,740	1,346	7,534	644

Liabilities, total	31,158	31,534	2,284	792	3,119	21,115	4,225

Net during the period			2,631	239	-1,272	-4,336	7,727

Loans agreed but not yet disbursed			3,522

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 77

2019
In millions of euro	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	UP TO AND INCLUDING 3 MONTH	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS
Assets
Cash and cash equivalents	1,428	1,427	1,427	—	—	—	—
Financial placements
Placements with credit institutions	3,580	3,571	3,230	342	—	—	—
Debt securities	7,079	7,262	294	396	554	5,534	483
Other	8	7	—	—	—	—	7
Loans outstanding	18,799	20,366	563	444	938	9,296	9,125
Other assets
Derivative receivables	12,951	14,879	1,517	632	424	10,097	2,209
Derivative payables	-11,528	-12,942	-1,398	-512	-279	-8,914	-1,840

Assets, total	32,317	34,572	5,634	1,302	1,638	16,013	9,985

Liabilities
Amounts owed to credit institutions
Short-term	957	957	957	—	—	—	—
Long-term	8	8	—	8	—	—	—

	965	965	957	8	0	0	0
Debts evidenced by certificates	26,674	27,983	1,208	1,033	2,578	18,368	4,796
Other liabilities
Derivative receivables	-8,137	-9,073	-3,342	-177	-778	-3,644	-1,133
Derivative payables	9,179	9,826	3,501	162	820	4,061	1,282

Liabilities, total	28,681	29,701	2,324	1,027	2,619	18,786	4,945

Net during the period			3,310	276	-982	-2,773	5,039

Loans agreed but not yet disbursed			3,242

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 78

Note 22: Interest rate risk

Interest rate risk is the impact that fluctuations in market interest rates can have on the value of the Bank’s interest-bearing assets and liabilities and on the interest income recognised in the statement of comprehensive income. The table below provides information on the extent of the Bank’s interest rate exposure. The assets and liabilities are grouped into buckets defined by their time to maturity or the date of the interest rate adjustment. The difference, or gap, between assets and liabilities in each time bucket makes the Bank sensitive to interest rate fluctuations. See also Note 2: Risk Management.

2020
In millions of euro	UP TO AND INCLUDING 3 MONTHS	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS AND UP TO AND INCLUDING 10 YEARS	OVER 10 YEARS	UNDEFINED	TOTAL
Assets
Cash and cash equivalents	2,270	—	—	—	—	—	—	2,270
Financial placements
Placements with credit institutions	708	1,253	—	—	—	—	7	1,969
Debt securities	2,069	276	281	4,610	618	—	58	7,912
Other	—	—	—	—	—	—	9	9

	2,778	1,529	281	4,610	618	—	75	9,890
Loans outstanding	9,473	7,283	395	2,370	1,239	633	162	21,555
Intangible assets	—	—	—	—	—	—	12	12
Tangible assets	—	—	—	—	—	—	37	37
Other assets
Derivative receivables [1]	18,508	2,845	2,794	19,259	2,600	908	1,033	47,948
Other assets	—	—	—	—	—	—	20	20
Accrued interest and fees receivable	—	—	—	—	—	—	232	232
Total assets	33,029	11,657	3,470	26,239	4,457	1,540	1,571	81,964

1 Swaps are not netted.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 79

In millions of euro	UP TO AND INCLUDING 3 MONTHS	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS AND UP TO AND INCLUDING 10 YEARS	OVER 10 YEARS	UNDEFINED	TOTAL
Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	724	—	—	—	—	—	—	724
Long-term	—	—	—	—	—	—	—	—

	724	—	—	—	—	—	—	724
Debts evidenced by certificates	2,229	357	2,779	19,165	2,615	907	1,021	29,072
Other liabilities
Derivative payables [1]	32,866	4,383	698	5,490	2,358	1,778	331	47,904
Other liabilities	—	—	—	—	—	—	228	228
Accrued interest and fees payable	—	—	—	—	—	—	176	176

Total liabilities	35,818	4,741	3,477	24,654	4,972	2,685	1,756	78,103

Equity	—	—	—	—	—	—	3,861	3,861

Total liabilities and equity	35,818	4,741	3,477	24,654	4,972	2,685	5,616	81,964

Net during the period	-2,789	6,916	-7	1,585	-515	-1,145	-4,045	0
Cumulative net during the period	-2,789	4,127	4,120	5,705	5,190	4,045	0	—
Guarantee commitments	—	—	—	—	—	—	—	—

1 Swaps are not netted.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 80

2019
In millions of euro	UP TO AND INCLUDING 3 MONTHS	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS AND UP TO AND INCLUDING 10 YEARS	OVER 10 YEARS	UNDEFINED	total
Assets
Cash and cash equivalents	1,428	—	—	—	—	—	—	1,428
Financial placements
Placements with credit institutions	—	3,580	—	—	—	—	9	3,589
Debt securities	2,200	230	265	3,923	434	—	27	7,079
Other	—	—	—	—	—	—	8	8

	2,200	3,810	265	3,923	434	0	44	10,676
Loans outstanding	8,445	6,195	137	2,295	1,110	443	174	18,799
Intangible assets	—	—	—	—	—	—	12	12
Tangible assets	—	—	—	—	—	—	36	36
Other assets
Derivative receivables [1]	17,082	3,018	2,375	16,384	3,139	926	678	43,602
Other assets	—	—	—	—	—	—	4	4
Accrued interest and fees receivable	—	—	—	—	—	—	275	275

Total assets	29,156	13,023	2,777	22,601	4,683	1,369	1,223	74,832

1 Swaps are not netted.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 81

In millions of euro	UP TO AND INCLUDING 3 MONTHS	OVER 3 MONTHS AND UP TO AND INCLUDING 6 MONTHS	OVER 6 MONTHS AND UP TO AND INCLUDING 1 YEAR	OVER 1 YEAR AND UP TO AND INCLUDING 5 YEARS	OVER 5 YEARS AND UP TO AND INCLUDING 10 YEARS	OVER 10 YEARS	UNDEFINED	total
Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term	957	—	—	—	—	—	—	957
Long-term	—	8	—	—	—	—	—	8

	957	8	0	0	0	0	0	965
Debts evidenced by certificates	2,139	1,025	2,375	16,360	3,153	925	696	26,674
Other liabilities
Derivative payables [1]	31,162	3,002	60	5,102	2,205	1,463	226	43,221
Other liabilities	—	—	—	—	—	—	15	15
Accrued interest and fees payable	—	—	—	—	—	—	222	222

Total liabilities	34,258	4,035	2,435	21,463	5,358	2,388	1,159	71,097

Equity	—	—	—	—	—	—	3,735	3,735

Total liabilities and equity	34,258	4,035	2,435	21,463	5,358	2,388	4,895	74,832

Net during the period	-5,102	8,988	342	1,139	-675	-1,019	-3,672	0
Cumulative net during the period	-5,102	3,886	4,228	5,366	4,691	3,672	0
Guarantee commitments	—	—	—	—	—	—	—	—

1 Swaps are not netted.

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 82

Note 23: Currency risk

NIB’s operations are mostly in euro and US dollars. The table below shows the net of assets and liabilities in the major currencies. See also Note 2: Risk Management.

NET CURRENCY POSITION AS OF 31 DECEMBER 2020

In millions of euro	EUR	USD	SEK	NOK	DKK	OTHER CURRENCIES	FAIR VALUE ADJUSTMENTS AND SWAP NETTING	TOTAL
Assets
Cash and cash equivalents	1,774	34	—	—	460	2	—	2,270
Financial placements
Placements with credit institutions	1,211	—	—	—	757	—	1	1,969
Debt securities	4,065	1,076	446	850	1,417	—	59	7,912
Other financial placements	9	—	—	—	—	—	—	9

	5,285	1,076	446	850	2,174	0	60	9,890
Loans outstanding	9,437	1,564	4,510	4,502	1,019	269	253	21,555
Intangible assets	12	—	—	—	—	—	—	12
Tangible assets, property and equipment	37	—	—	—	—	—	—	37
Other assets
Derivatives	-6,379	7,229	-2,139	-2,776	-3,605	6,926	2,150	1,406
Other assets	-265	—	—	—	285	—	—	20

	-6,644	7,229	-2,139	-2,776	-3,321	6,926	2,150	1,425
Accrued interest and fees receivable	57	56	16	30	12	61	0	232

Total assets	9,958	9,960	2,834	2,607	345	7,257	2,462	35,422

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 83

In millions of euro	EUR	USD	SEK	NOK	DKK	OTHER CURRENCIES	FAIR VALUE ADJUSTMENTS AND SWAP NETTING	TOTAL
Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	717	7	—	—	—	—	—	724
Long-term amounts owed to credit institutions	—	—	—	—	—	—	—	—

	717	7	0	0	0	0	0	724
Debt evidenced by certificates	5,689	9,631	2,821	2,580	133	7,196	1,021	29,072
Other Liabilities
Derivatives	—	—	—	—	—	—	1,362	1,362
Other liabilities	-253	268	—	—	213	—	—	228

	-253	268	0	0	213	0	1,362	1,590
Accrued interest and fees payable	26	52	12	26	-1	60	-0	176

Total liabilities	6,179	9,959	2,833	2,606	345	7,256	2,383	31,561

Equity	3,671	0	0	0	0	0	25	3,696

Total liabilities and equity	9,851	9,959	2,833	2,606	345	7,256	2,408	35,257

Net of assets and liabilities as of 31 Dec 2020	107	0	1	0	0	1	55	165

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 84

NET CURRENCY POSITION AS OF 31 DECEMBER 2019

In millions of euro	EUR	USD	SEK	NOK	DKK	OTHER CURRENCIES	FAIR VALUE ADJUSTMENTS AND SWAP NETTING	TOTAL
Assets
Cash and cash equivalents	1,205	19	—	—	202	2	—	1,428
Financial placements
Placements with credit institutions	2,909	—	—	—	680	—	—	3,589
Debt securities	4,056	1,138	342	714	802	—	27	7,079
Other financial placements	8	—	—	—	—	—	—	8

	6,973	1,138	342	714	1,482	0	27	10,676
Loans outstanding	7,821	1,858	3,889	4,005	793	228	205	18,799
Intangible assets	12	—	—	—	—	—	—	12
Tangible assets, property and equipment	36	—	—	—	—	—	—	36
Other assets
Derivatives	-7,181	6,455	-2,483	-2,265	-2,412	7,788	1,521	1,423
Other assets	-56	—	—	—	60	—	—	4

	-7,237	6,455	-2,483	-2,265	-2,352	7,788	1,521	1,428
Accrued interest and fees receivable	63	74	14	29	8	87	—	275

Total assets	8,873	9,544	1,762	2,483	132	8,105	1,754	32,653

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 85

In millions of euro	EUR	USD	SEK	NOK	DKK	OTHER CURRENCIES	FAIR VALUE ADJUSTMENTS AND SWAP NETTING	TOTAL
Liabilities and equity
Liabilities
Amounts owed to credit institutions
Short-term amounts owed to credit institutions	957	—	—	—	—	—	—	957
Long-term amounts owed to credit institutions	8	—	—	—	—	—	—	8

	965	0	0	0	0	0	0	965
Debts evidenced by certificates	4,203	9,417	1,751	2,456	133	8,016	696	26,674
Other liabilities
Derivatives	—	—	—	—	—	—	1,042	1,042
Other liabilities	-45	60	—	—	—	—	—	15

	-45	60	0	0	0	0	1,042	1,057
Accrued interest and fees payable	32	68	11	26	-1	87	0	222

Total liabilities	5,155	9,545	1,762	2,482	132	8,103	1,739	28,918

Equity	3,534	0	0	0	0	0	19	3,553

Total liabilities and equity	8,690	9,545	1,762	2,482	132	8,103	1,757	32,471

Net of assets and liabilities as of 31 Dec 2019	183	-1	0	0	0	2	-3	182

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 86

Note 24: Derivatives held for risk management and hedge accounting

DERIVATIVES

	31 DECEMBER 2020			31 DECEMBER 2019
		FAIR VALUE			FAIR VALUE
In millions of euro	NOMINAL AMOUNT	POSITIVE	NEGATIVE	NOMINAL AMOUNT	POSITIVE	NEGATIVE
Interest rate swaps	4,194	26	46	3,847	36	47
Cross currency swaps	10,672	421	505	10,406	672	89
Currency swaps	4,347	4	100	3,321	1	36

Derivatives not used for hedge accounting	19,213	451	651	17,574	708	172
Fair value hedges	32,048	954	711	28,671	715	870

Total derivatives	51,261	1,406	1,362	46,245	1,423	1,042

FAIR VALUE HEDGES
Hedged items

2020	CARRYING AMOUNT				ACCUMULATED HEDGE ADJUSTMENT INCLUDED IN THE CARRYING AMOUNT
				CHANGE IN FAIR VALUE USED FOR RECOGNISING HEDGE INEFFECTIVENESS

In millions of euro	NOMINAL AMOUNT	ASSETS	LIABILITIES		ASSETS	LIABILITIES
Loans outstanding	4,850	5,104	—	47	254	—
Debts evidenced by certificates	27,127	—	28,080	-323	—	943

Total	31,977	5,104	28,080	-276	254	943

2019	CARRYING AMOUNT				ACCUMULATED HEDGE ADJUSTMENT INCLUDED IN THE CARRYING AMOUNT
				CHANGE IN FAIR VALUE USED FOR RECOGNISING HEDGE INEFFECTIVENESS

In millions of euro	NOMINAL AMOUNT	ASSETS	LIABILITIES		ASSETS	LIABILITIES
Loans outstanding	4,038	4,245	—	51	207	—
Debts evidenced by certificates	24,634	—	25,253	-528	—	620

Total	28,672	4,245	25,253	-477	207	620

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Derivatives used for hedge accounting

2020	CARRYING AMOUNT
				CHANGE IN FAIR VALUE USED FOR RECOGNISING HEDGE INEFFECTIVENESS	INEFFECTIVENESS RECOGNISED IN PROFIT OR LOSS	COST OF HEDGING RECOGNISED IN OCI

In millions of euro	NOMINAL AMOUNT	ASSETS	LIABILITIES
Swaps hedging loans outstanding	4,921	1	274	-71	-24	0
Swaps hedging debts evidenced by certificates	27,127	954	437	398	75	9

Total	32,048	954	711	327	51	9

2019	CARRYING AMOUNT
				CHANGE IN FAIR VALUE USED FOR RECOGNISING HEDGE INEFFECTIVENESS	INEFFECTIVENESS RECOGNISED IN PROFIT OR LOSS	COST OF HEDGING RECOGNISED IN OCI

In millions of euro	NOMINAL AMOUNT	ASSETS	LIABILITIES
Swaps hedging loans outstanding	4,037	13	215	-48	3	1
Swaps hedging debts evidenced by certificates	24,634	703	656	535	7	15

Total	28,671	715	870	486	9	16

The Bank is subject to market risks arising from fluctuations in exchange rates, interest rates, credit spreads and cross currency basis spreads. The Bank employs a number of hedging strategies to mitigate against these risks as described in Note 2: Risk Management, however the Bank only applies hedge accounting for some strategies as described below.

HEDGE ACCOUNTING

The Bank uses interest and cross-currency swaps to hedge its exposure to changes in the fair values of fixed rate funding and lending transactions. The Bank is not allowed under its risk management policies to have open positions, therefore all fixed rate transactions are swapped back to back.

As a consequence, the critical terms of the hedged item and hedging instrument are closely aligned and the maturities of the hedging instruments match the maturities of the underlying hedged items. For more information regarding the maturities of financial assets and liabilities see Note 21: Maturity profile of financial assets and liabilities. In addition to the qualitative assessment of critical terms, the Bank assesses the effectiveness of the hedges by comparing changes in the fair value of the hedged risk with changes in the fair value of the related hedging instrument. Ineffectiveness is recorded in the Statement of Comprehensive income in the line item “Net profit on financial operations”.

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Note 25: Related party disclosures

NORDIC DEVELOPMENT FUND AND NORDIC ENVIRONMENT FINANCE CORPORATION

According to the constituent documents of Nordic Development Fund (NDF) and Nordic Environment Finance Corporation (NEFCO), their principal offices shall be located at the principal office of Nordic Investment Bank (NIB). Furthermore, the Statutes of NDF and NEFCO set out that their Control Committee members appointed by the Nordic Council shall be the same persons as appointed by the Council to the Control Committee of NIB. In addition, the Statutes of NDF and NEFCO set out that the powers vested in their respective Board of Directors may to the extent appropriate be delegated to the President of the respective organisation and/or to NIB.

The Bank provides administrative services to NDF and NEFCO the compensation of which is disclosed in Note 8. The following table shows the outstanding balance of amounts owed to NDF, NEFCO and the trust funds administered by them, and the interest paid during the year. The interest paid to these institutions is at normal commercial rates. At 31 December 2020, NIB had loans agreed but not disbursed to NEFCO amounting to EUR 55 million.

In thousands of euro	LENDING FEES FROM RELATED PARTIES	INTEREST TO RELATED PARTIES	AMOUNTS OWED BY RELATED PARTIES AS OF 31 DEC	AMOUNTS OWED TO RELATED PARTIES AS OF 31 DEC
2020	125	-21	26	74
2019	127	-50	11	8,511

Rental income (NDF, NEFCO)

In thousands of euro		NDF		NEFCO
2020		155		272
2019		148		270

KEY MANAGEMENT PERSONNEL

The Bank has identified members of the Board of Directors, the Control Committee and the Executive Committee as key management personnel. There have been no transactions between the Bank and key management personnel. Information regarding the compensation of key management personnel for the relevant reporting periods can be found in Note 7.

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Note 26: Cash flow statement

Specification of the change in cash and cash equivalents, net on 31 December:

In thousands of euro	2020	2019
Cash and balances with banks [1]	588,760	350,921
Short-term placements with credit institutions ²	771,348	575,804
Collateralised placements [3]	910,279	501,707

Cash and cash equivalents	2,270,386	1,428,432

Short-term amounts owed to credit institutions[4]	-723,795	-956,732
Repurchase agreements [5]	—	—
Short-term debt	—	—

Cash and cash equivalents, net	1,546,591	471,700

Change in cash and cash equivalents, net	1,074,891	-3,710,812

[1]	Including an initial margin requirement of EUR 281 (188) thousand for futures on 31 December
²	Of which cash given as collateral EUR 523,348 (335,580) thousand
[3]	Net exposure after collaterals for placements with collateral EUR 6,144 (3,235) thousand
[4]	Of which cash received as collateral EUR 723,795 (956,732) thousand
[5]	Net exposure after collaterals for repurchase agreements EUR 0 (0) thousand.

Note 27: Exchange rates

	EURO EXCHANGE RATE AT	EURO EXCHANGE RATE AT
	31 DECEMBER 2020	31 DECEMBER 2019
DKK Danish krone	7.44088	7.47168
ISK Icelandic króna	156.0581	135.9166
NOK Norwegian krone	10.47062	9.86548
SEK Swedish krona	10.02819	10.4486
ARS Argentine peso	103.169	67.2591
AUD Australian dollar	1.5888	1.60055
BRL Brazilian real	6.3736	4.51487
CAD Canadian dollar	1.56428	1.46065
CHF Swiss franc	1.08048	1.08476
CZK Czech koruna	26.2443	25.408
GBP Pound sterling	0.89809	0.85118
HKD Hong Kong dollar	9.51385	8.74545
INR Indian rupee	89.6357	80.0878
JPY Japanese yen	126.4695	121.915
MXN Mexican peso	24.43707	21.2228
NZD New Zealand dollar	1.69793	1.66584
PLN Polish zloty	4.55903	4.2564
RON Romanian leu	4.86804	4.7824
RUB Russian rouble	91.4603	69.9658
SDR Special drawing right	0.84875	0.8091
SGD Singapore dollar	1.62235	1.5111
TRY Turkish lira	9.12288	6.68259
TWD New Taiwan dollar	34.47926	33.64388
USD US dollar	1.22706	1.12319
ZAR South African rand	18.02085	15.79295

The Bank uses exchange rates acquired from a leading market data provider based on rates prevailing at 13:00 GMT at 31 December except for Special drawing right (SDR) which is based on the International Monetary Fund (IMF) published rate.

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Note 28: Post balance sheet events

There have been no material post balance sheet events that would require disclosure or adjustment to these financial statements.

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Proposal by the Board of Directors to the Board of Governors

The Board of Directors’ proposal with regard to the financial results for the year 2020 takes into account the need to maintain the Bank’s ratio of equity to total risk-weighted assets at a secure level, which is a prerequisite for maintaining the Bank’s high creditworthiness.

In accordance with Section 11 of the Statutes of the Bank, the profit for 2020 of EUR 164,694,945.29 is to be allocated as follows:

•	EUR 150,559,141.71 will be transferred to the Statutory Reserve as a part of equity; and

•	EUR 14,135,803.58 will be transferred to the General Credit Risk Fund as a part of equity.

More information can be found in the statement of comprehensive income, the statement of financial position, the changes in equity and cash flow statement, as well as the notes to the financial statements.

Helsinki, 11 February 2021

Esther Finnbogadóttir (Chair of the Board)

Julie Sonne	Madis Üürike	Pekka Morén

Līga Kļaviņa	Jurgita Uzieliene	Ole Hovland (Deputy Chair)

Sven Hegelund

Henrik Normann President & CEO

FINANCIAL REPORT 2020	NIB FINANCIAL REPORT 2020 / 92

Auditor’s Report

To the Control Committee of the Nordic Investment Bank

Report on the Audit of the Financial Statements

OPINION

We have audited the financial statements of Nordic Investment Bank (the Bank) which comprise the statement of financial position as at 31 December 2020, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and notes to the financial statements including a summary of significant accounting policies.

In our opinion the financial statements present fairly, in all material respects, the Nordic Investment Bank’s financial position as at 31 December 2020 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Financial Statements section of our report.

We are independent of the Bank in accordance with the International Ethics Standards Board of Accountants’ Code of Ethics for Professional Accountants (IESBA Code) together with the ethical requirements that are relevant to our audit of the financial statements, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial statements section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial statements.

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FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS
Description	How our audit addressed this key audit matter

We refer to the Bank’s accounting policies in Note 1 “Determination of fair value” and, “Significant accounting judgements and estimates” and the notes 11, 15, 17 and 20.

As a result of the Bank’s business model, a significant portion of the Bank’s balance sheet comprise of financial instruments valued at fair value, these financial instruments consist of bonds and derivatives.

The Bank has financial instruments where no market price is available, and in these cases, fair value is determined using valuation models based on market data. These financial instruments are categorised as level 2 in the IFRS fair value valuation hierarchy. The Bank also has financial instruments for which the fair value measurement has been determined using valuation models where the value is affected by input data that cannot be verified by external market data. These financial instruments are categorised as level 3 in the IFRS fair value valuation hierarchy.

The Bank has financial assets and financial liabilities categorised as level 2 totalling EUR 25 140 million and EUR 30 257 million respectively. Financial assets and liabilities categorised as level 3 totalled EUR 109 million and EUR 966 million respectively.

The measurement of financial instruments includes assessments made by the Bank, since valuation models are used. The valuation of these financial instruments is therefore deemed to be a key audit matter.

Our audit procedures over financial instruments included, among others:

•   gaining on understanding of the processes and controls put in place by the Bank to identify, measure and recognize financial instruments

•   testing the general IT controls, including the handling of authorisation and user access regardng the most significant systems used for valuing financial instruments at year end

•   testing the valuation of financial instruments at fair value by comparing the values recorded to independently obtained market prices on input data on a sample basis

•   including valuation specialists in our audit team to carry out independent valuations on a sample basis for various types of financial instruments across the entire fair value hierarchy of financial assets and liabilities

•   examining the assumptions, methodologies and models used by the Bank to estimate value of complex derivative financial instruments using internal models and/or unobservable data.

•   compared the assumptions made with appropriate benchmarks and price sources and examined any significant deviations

•   assessing the Bank’s disclosures with presentation requirements in applicable accounting standards.

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HEDGE ACCOUNTING
Description	How our audit addressed this key audit matter

We refer to the Bank’s accounting policies in Note 1 “Derivative instruments and hedge accounting” and the notes 2, 20, and 24.

The Bank enters into derivative financial instruments to manage its exposure to interest rate and foreign currency risk. Interest rate related derivatives are identified as hedging instruments in fair value hedge accounting relationships. Since hedge accounting is applied, such gains and losses arising from fair value changes on the derivatives are recognized in profit and loss. Derivatives to which hedge accounting is not applied is recorded at fair value through profit and loss. The hedged interest rate risk of the borrowing and lending transactions that are identified as hedged item is valued at fair value. At December 31, 2020 the Bank has EUR 5 104 million of loans identified as hedged instruments, and EUR 28 080 million of borrowing. The hedging derivatives have fair values of EUR -273 million for assets of which EUR 0 million is recognized in OCI and EUR 516 million for liabilities of which EUR 9 million is recognized in OCI.

The application of hedge accounting is deemed to be a key audit matter as the large number of contracts necessitates a system to record and track each contract and consideration of hedge effectiveness can involve a significant degree of both complexity and management judgement and are subject to an inherent risk of error.

Our audit procedures over hedge accounting included, among others:

•   gaining on understanding of the processes and controls put in place by the Bank to identify, measure and recognize hedge accounting relationships

•   inspecting, on a sample basis, the Bank’s hedge documentation and contracts

•   including specialists in our audit team to carry out independent valuations on a sample basis for fair value hedges

•   assessing the Bank’s disclosures with presentation requirements in applicable accounting standards.

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GRANTING OF LOANS AND PROVISIONING FOR LOAN LOSSES
Description	How our audit addressed this key audit matter

We refer to the Bank’s accounting policies in Note 1 “Impairment of loans” and “Significant accounting judgements and estimates” and the notes 9, 10 and 12.

Loans outstanding represent EUR 21 555 million (61%) of total assets of the Bank and impairment of loans EUR 173 million.

The impairment requirements are based on an expected credit loss (ECL) model. The Bank is required to recognise an allowance for either 12-month or lifetime ECLs, depending on whether there has been a significant increase in credit risk since initial recognition.

The calculation of expected credit loss is a complex process which included calculations reflecting a probability-weighted outcome, the time value of money and the best available forward-looking information. Further, the model incorporates forward-looking information through the inclusion of macroeconomic factors and can include management judgement and estimates.

Since the outstanding loans are material and the credit risk represents the largest risk for the Bank and the related impairment are subject to judgement and estimates, we have assessed the granting of loans and provisioning of loan losses as a key audit matter.

Our audit procedures on granting of loans and provisioning for loan losses included among others:

•   gaining on understanding of the processes and controls put in place by the Bank to grant new loans and to identify, measure and recognize impairment of loans

•   testing the design and efficiency of key controls in both the credit process and credit decisions, credit review rating classification as well as identifying and determining credits for which provisions should be made

•   testing the general IT controls, including the handling of authorisation and uses access regarding these systems

•   evaluating the key input variables and assumptions in the ECL model including management judgment and estimates and where relevant, compared data and assumptions to external benchmark

•   testing the mathematical accuracy of the model

•   inspecting the key governance meetings including Credit Committee and Board to ensure that there are governance controls in place and

•   assessing the Bank’s disclosures with presentation requirements in applicable accounting standards.

OTHER INFORMATION THAN THE ANNUAL ACCOUNTS

The Board of Directors and the President are responsible for the other information. The other information comprises information included in the Report of the Board of Directors, in the Operating and financial review, in the Capital and liquidity management, in the Governance statement and in the Annual Report, but does not include the financial statements and our auditor’s report thereon. We have obtained the report of the Board of Directors, the Operating and financial review, the Capital and liquidity management and the Governance statement prior to the date of this auditor’s report, and the Annual Report is expected to be made available to us after that date.

Our opinion on the financial statements does not cover the other information.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

In our opinion, the information in the report of the Board of Directors, in the Operating and financial review, in the Capital and liquidity management and in the Governance statement is consistent with the information in the financial statements.

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If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF THE BOARD OF DIRECTORS AND THE PRESIDENT FOR THE FINANCIAL STATEMENTS

The Board of Directors and the President are responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRSs), and for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors and the President are responsible for assessing the Bank’s ability to continue as going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

AUDITOR’S RESPONSIBILITY FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance on whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISA’s will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with ISA’s, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of the Board of Directors’ and the President’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events so in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

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Report on other requirements

OPINION

In addition to our audit of the financial statements, we have also audited the administration of the Board of Directors and the President of Nordic Investment Bank for the year 2020 in accordance with the Terms of the Engagement. In our opinion the administration of the Board of Directors and the President, in all material aspects, complied with the Statutes of the Bank.

BASIS FOR OPINION

We conducted the audit in accordance with generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities section. We are independent of the Bank in accordance with professional ethics for accountants and have otherwise fulfilled our ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinions.

RESPONSIBILITIES OF THE BOARD OF DIRECTORS AND THE PRESIDENT

All the powers of the Bank are vested in the Board of Directors except as what is vested in the Board of Governors provided for in Section 13 of the Statutes. The Board of Directors may delegate these powers to the President to the extent considered appropriate.

The President is responsible for the conduct of the current operations of the bank and shall follow the guidelines and instructions given by the Board of Directors.

AUDITOR’S RESPONSIBILITY

Our objective concerning the audit of whether the Board of Director’s and the President’s administration have complied with the Statutes of the bank, is to obtain audit evidence to assess with a reasonable degree of assurance whether any member of the Board of Directors or the President in any material respect has acted in contravention of the Statutes.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with International Standards on Auditing will always detect actions or omissions that can give rise to liability to the Bank.

As part of an audit in accordance with International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. The examination of the administration is based primarily on the audit of the accounts. Additional audit procedures performed are based on our professional judgment with starting point in risk and materiality. This means that we focus the examination on such actions, areas and relationships that are material for the operations and where deviations and violations would have particular importance for the Bank’s situation. We examine and test decisions undertaken, support for decisions, actions taken and other circumstances that are relevant to our opinion.

AUDITOR’S APPOINTMENT

Ernst & Young Oy and Ernst & Young AB have been appointed auditors by the Control Committee since the financial year 2018. The undersigned auditors have acted as responsible auditors since financial year 2018.

Helsinki, 12 February 2021

Ernst & Young Oy	Ernst & Young AB
Authorized Public	Authorized Public
Accountant Firm	Accountant Firm

Terhi Mäkinen	Mona Alfredsson
Authorized Public	Authorized Public
Accountant	Accountant

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Governance Statement

INTRODUCTION

NIB was established as an international financial institution on 4 December 1975 between Denmark, Finland, Iceland, Norway and Sweden by an international treaty. The Bank commenced operations on 2 August 1976. As of 1 January 2005, Estonia, Latvia and Lithuania became members on equal terms. NIB is governed by its constituent documents, which are available here. The constituent documents currently in force include the Agreement concerning the Nordic Investment Bank between its member countries of 11 February 2004 (the “Membership Agreement”) and the related Statutes. These entered into force in 2005 and both were last amended in 2020. The constituent documents also include the Host Country Agreement between the Government of Finland and the Bank of 20 October 2010.

NIB’s governance structure is set out in the Agreement and the Statutes. The Statutes define the relations between and mandate of the Bank’s governing bodies: the Board of Governors, the Board of Directors and the Control Committee. According to the Statutes, NIB also has a President and the staff necessary to carry out its operations.

NIB promotes integrity, transparency, predictability, accountability, responsibility and disclosure as general principles enhancing and furthering good governance. NIB aims to follow best practices in the field of corporate governance.

GOVERNING BODIES OF THE BANK

The governing bodies of the Bank are established pursuant to the Agreement and Statutes and carry out their functions in accordance with their respective Rules of Procedure.

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BOARD OF GOVERNORS

The Board of Governors has the powers granted to it in Section 13 of the Statutes. The Board of Governors is composed of eight governors. The Minister designated by it as its Governor represents each member country. The Board of Governors appoints a Chair for a term of one year according to the rotation scheme it has adopted. The Board of Governors holds an annual meeting and such other meetings as deemed appropriate.

Until 31 May 2020, the Governor for Iceland, Bjarni Benediktsson Minister of Finance and Economic Affairs, served as Chair. The Governor for Lithuania serves as Chair until 31 May 2021. This role was taken until 12 January 2021 by Vilius Šapoka who was Minister of Finance following which the new Minister of Finance of Lithuania Gintarė Skaistė was appointed.

The Board of Governors held its annual meeting by written procedure on 26 May 2020.

CONTROL COMMITTEE

The Control Committee is a supervisory body established to ensure that the operations of the Bank are conducted in accordance with the Statutes. It is composed of at least 10 members with the maximum number of members being twelve. The Nordic Council and Parliaments of Estonia, Latvia and Lithuania appoint one member from each country and the Board of Governors appoint two to four members including the chair and deputy chair. The members appointed by the Board of Governors are referred to as the Chairmanship and administer the responsibilities and tasks of the full Committee, monitor the Bank’s financial position, risk levels, capital and liquidity position and oversee the performance of the audit of the Bank’s financial statements, carried out by the external auditors. The full Committee focuses on monitoring fulfilment of NIB’s purpose and in particular its mandate and mission. The full Committee and the Chairmanship each deliver a report annually to the Board of Governors concerning their monitoring tasks as set out in the Rules of Procedure. The Control Committee appoints the external auditors to carry out the audit of the Bank’s financial statements.

To enhance its governance, the Control Committee can appoint an independent expert to assist the Chairmanship in financial and audit matters.

The Control Committee holds at least one meeting each year where the annual report concerning the previous financial year shall be examined. The Chairmanship meets independently at regular intervals each year.

In addition to the two ordinary Control Committee meetings, the Chairmanship, currently comprised of Peter Engberg Jensen (Chair) and Toomas Vapper (Deputy Chair), held nine meetings in 2020.

BOARD OF DIRECTORS

All the powers of the Bank that are not vested with the Board of Governors are vested with the Board of Directors. The Board of Directors approves projects to be financed by the Bank and adopts policy decisions concerning the operations of the Bank, in particular the general framework for financing, borrowing and treasury operations and their management. The Board of Directors may delegate its powers to the President to the extent it considers appropriate.

The Board of Directors is composed of eight directors and eight alternates appointed by each member country. The Board of Directors appoints from among its members a Chair and a Deputy Chair for a term of two years according to the rotation scheme adopted by the Board of Governors.

The Board of Directors held nine ordinary meetings during 2020, as well as seven extra online meetings. All ordinary meetings were held online due to the pandemic situation except for the meeting in February. Sven Hegelund (Sweden) served as Chair since 1 June 2018 and chaired the first nine meetings in 2020. Esther Finnbogadóttir (Iceland) took over from 1 June 2020 and chaired the following seven meetings of the Board of Directors. Three separate seminars were held for the Board of Directors.

PRESIDENT

The President is responsible for conducting the Bank’s current operations and is appointed by the Board of Directors for a term of five years at a time.

Since 1 April 2012, Henrik Normann has been the President and Chief Executive Officer of the Bank. The Board of Directors has extended the appointment of Henrik Normann as President and CEO until 31 March 2021.

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ADVISORY BODIES TO THE PRESIDENT

The President is assisted and advised by the Executive Committee, the Mandate, Credit and Compliance Committee, the Asset and Liability Committee and the Treasury Committee, which all operate in accordance with their respective Rules of Procedure.

Executive Committee

The Executive Committee assists and advises the President in general management and decision-making concerning NIB, including all aspects of the performance, policy and financial soundness of the Bank. The Executive Committee consists of the President and Heads of Department as ordinary members. In addition, the Executive Committee has three associate members. The President appoints the ordinary and associate members. The Board of Directors confirms the appointment of the ordinary members. The Executive Committee meets formally approximately twice a month.

In 2020, the Executive Committee held twenty seven meetings. The meetings are ordinarily chaired by the President, who reaches decisions after having consulted the members. The Executive Committee also meets informally at the commencement of every working day.

Mandate, Credit and Compliance Committee

The Mandate, Credit and Compliance Committee assists and advises the President in management and decision-making concerning mandate, credit and related integrity and compliance matters as well as the overall risk culture of the Bank. The Committee is responsible for preparation and decision-making related to certain lending activities and counterparty ratings for lending, treasury and mandate matters. The Committee grants loans within the powers delegated to the President by the Board of Directors and in line with the guidelines and instructions given by the Board of Directors. The President exercises his executive powers concerning lending operations in the Committee. The Mandate, Credit and Compliance Committee is composed of the President and the Head of Lending, the Chief Financial Officer, the Chief Risk Officer, the General Counsel and the Chief Operating Officer. The Mandate, Credit and Compliance Committee is chaired by the President or, in the absence of the President, another member (other than the Chief Risk Officer). The Committee meets at regular intervals every week. In 2020, the Mandate, Credit and Compliance Committee met seventy-nine times.

Asset and Liability Committee

The Asset and Liability Committee (“ALCO”) is a body established to assist and advise the President in monitoring and steering NIB’s balance sheet and capital adequacy development, and NIB’s risks on an aggregate level. ALCO is composed of the members of the Executive Committee. The President chairs the Committee. The Asset and Liability Committee meets approximately six times a year, but can convene more frequently if necessary. In 2020, the Asset and Liability Committee met eleven times.

Treasury Committee

The Treasury Committee assists and advises the President in the management and decision-making concerning NIB’s Treasury operations, more specifically with respect to NIB’s capital markets (funding) and derivatives activities, asset and liability management, and portfolio management. The Treasury Committee consists of the President, the Chief Financial Officer and a designated risk officer. The President chairs the Committee. The Treasury Committee usually convenes once a month. In 2020, the Committee met ten times.

Other internal committees and councils

In addition to the advisory bodies to the President, the Bank has the following permanent internal committees and councils: the Business and Technology Committee, Business Integrity Council, Trust Fund Committee, the Internal Sustainability Council and the Cooperation Council. The President is not a member of these internal committees and councils but appoints the members (save for staff representatives on the Cooperation Council who are elected by the staff). The internal committees and councils also operate in accordance with their respective Rules of Procedure or other applicable rules.

The Business and Technology Committee prioritises, directs, monitors and governs NIB’s enterprise architecture, change requests and projects to achieve NIB’s strategic goals. The Committee meets on a regular basis approximately ten times a year. In 2020, the Committee met thirteen times.

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The Business Integrity Council aims to enhance the awareness of integrity and corruption risks among the Bank’s staff and stakeholders. The Council deals with both corruption prevention and cases of suspected corruption. The Council generally meets twice a year and gives recommendations to the President for decision-making. In 2020, the Council met one time.

The Trust Fund Committee ensures that the purposes of the trust funds managed by NIB are fulfilled in the most efficient way. The Committee also approves the activity plan of the trust funds as well as proposed allocations from trust funds. The Committee gives its recommendations to the respective donor(s) for their final decision. In 2020, the Committee met fifteen times.

The Internal Sustainability Council aims to strengthen NIB’s sustainability agenda for its in-house activities. The Council has eight members, representing functions dealing with internal sustainability matters. Decisions and action points proposed by the Council are approved by the President. The Council meets at least quarterly and reports to the Executive Committee. In 2020, the Council met three times.

The Cooperation Council aims at increasing the effectiveness of interaction between NIB and the staff and promoting communications and initiatives between NIB and the staff in issues related to working conditions and the work place. The Council consists of four members representing the Bank and four representing the staff. The President appoints the representatives of the Bank while the representatives of the staff are elected by vote. The Cooperation Council meets at least quarterly. In 2020, the Council met four times.

REMUNERATION AND INCENTIVE PROGRAMMES

The Board of Governors determines the remuneration and attendee allowance for the Board of Directors and for the Control Committee. The President’s terms of employment, including remuneration, are determined by the Board of Directors. The Control Committee approves the remuneration of the external auditors. The principles for the remuneration of staff are set out in the Compensation Regulations approved by the Board of Directors. The Bank applies a fixed salary-based system which reflects the work profile, qualifications, individual competence and the results that NIB expects the employee to achieve as well as a small performance premium programme that rewards excellent and extraordinary performance on a yearly basis.

RISK MANAGEMENT FRAMEWORK

NIB aims to follow relevant international financial sector regulations and best practices in the area of risk management. The Bank has established a risk, capital and liquidity management framework, with high-level statutory requirements stipulated in the Statutes and the Principles for Capital and Liquidity Management, supported by a Risk Appetite Statement (RAS) and an Internal Capital Adequacy Assessment Process (ICAAP).

The Bank’s risk management framework comprises risk policies and procedures formulated for the identification, measurement, monitoring and reporting of risks including a comprehensive limit system for managing the exposure to quantifiable risks. The Bank recognises that effective risk management is based on a sound risk culture, which is characterised, among other things, by a high level of awareness concerning risk and risk management in the organisation. Regular training of staff in risk-related matters is part of the Bank’s risk management practices.

The three-lines-of-defence model provides the basis for NIB’s risk governance. The model aims to provide clear segregation of duties between units that enter into business transactions with customers or otherwise expose the Bank to risk, and units in charge of risk assessment, risk measurement, monitoring and control.

At NIB the first line business functions, Lending and Treasury, are responsible for managing day-today risks within their own operations and activities. Lending is responsible for loan origination and mandate fulfilment in accordance with the Bank’s willingness to take risk. Treasury provides support by executing the funding strategy and managing the liquidity as well as balance sheet risks (asset and liability management).

The second line of defence consist of functions that monitor and oversee the risk-taking of the first line functions. At NIB, the Risk & Compliance department acts as the second line of defence. It independently controls the risk positions of the Bank and implements the Bank’s risk management related policies and practices as approved by the Board of Directors. The Risk & Compliance department has the overall responsibility for identifying, measuring, assessing, monitoring and reporting on risks across risk types and organisational units. The department is responsible for the Bank’s risk models, tools, policies and frameworks (like ICAAP and RAS) as well as the day-to-day monitoring of market, liquidity and operational risks. It also monitors and reports regularly on credit risk at portfolio level and on capital and liquidity adequacy.

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The Compliance function belongs to the second line of defence and oversees, coordinates and reports on matters relating to compliance and integrity risks. The Chief Compliance Officer reports to the Chief Risk Officer (CRO), has a dotted reporting line to the President and has unrestricted access to the Chair of the Board of Directors and the Chair of the Control Committee. The activities and mandate of the Integrity and Compliance Office are set forth in the Integrity and Compliance Policy.

The Chief Risk Officer (CRO) heads the Risk & Compliance department and reports to the President. The CRO is a member of the Executive Committee and the Mandate, Credit and Compliance Committee, with the role and purpose to ensure that risk considerations are properly taken into account, to influence decision-making and, when necessary, challenge decisions that give rise to material risk. The CRO has unrestricted access to the Chair of the Board of Directors and the Chair of the Control Committee. An important objective is to engage the senior management, Board of Directors and the Control Committee in constructive dialogue on key risk issues.

NIB’s Internal Audit adheres to international professional standards established by the Institute of Internal Auditors. The task of the Internal Audit function is to provide assurance on the effectiveness of the Bank’s internal control, risk management and governance processes, and to make recommendations to the management. Internal Audit provides an independent evaluation of the controls, risk management and governance processes. The Head of Internal Audit reports to the Board of Directors and the Control Committee and works administratively under the auspices of the President. The activities and mandate of the Internal Audit function are set forth in the Internal Audit Charter.

UPDATING OF NIB’S STATUTES

In order to ensure continued adherence to sound banking principles and allow the Bank to maintain its relevance in supporting its member countries, the Board of Directors and the management developed improvements to the Statutes of the Bank. As a result, at its annual meeting on 24 May 2019, the Board of Governors approved substantial amendments to the Statutes. Certain changes also required approval of the member countries and an amendment to the Membership Agreement was agreed and signed on 28 February 2020. This Amending Agreement and the amendments to the Statues came into effect on 29 July 2020.

The amendments consist of the following:

•	replacing the statutory gearing limit with a risk-based comprehensive framework for capital and liquidity management, in accordance with sound banking principles, and introducing minimum requirements for capital, liquidity and leverage;

•	discontinuing the special loan facilities for Project Investment Loans (PIL) and Environmental Investment Loans (MIL). The outstanding amounts under the PIL and MIL facilities have become part of NIB’s ordinary lending and new lending of this type will in future also constitute ordinary lending. In addition, the special credit risk fund for PIL has been converted into paid-in capital and the Member countries’ PIL guarantees into callable capital. The MIL guarantee has simply been cancelled and not converted to callable capital;

•	improving institutional governance, clarifying the role of the Control Committee and the external auditors, and strengthening the role of the Chairmanship of the Bank’s Control Committee; and

•	allowing for limited equity participation as a new form of financing for the Bank, in addition to loans and guarantees, with the unanimous pre-approval of the Board of Directors.

In addition, more comprehensive provisions regarding capital and liquidity management are included in the Principles for Capital and Liquidity Management approved by the Board of Governors. The Principles provide a framework for NIB’s owners, through the Board of Governors, to adjust the general capital and liquidity management principles at NIB, set and adjust quantitative monitoring limits above the minimum requirements in the Statutes, and give direction to the Board of Directors and senior management on the capital and liquidity management at NIB. Sound and comprehensive strategies for capital and risk management allow the Bank to maintain the highest possible issuer credit rating and obtain funds from the capital markets on advantageous terms, which is a key factor for the implementation of its mandate.

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Report of the Control Committee Chairmanship

To the Board of Governors of the Nordic Investment Bank.

This report from the Chairmanship has been presented to the Control Committee at its meeting on February 12, 2021

RESPONSIBILITIES OF THE CONTROL COMMITTEE AND ITS CHAIRMANSHIP

In accordance with Section 16 of the Statutes of the Nordic Investment Bank, the Control Committee (“Committee”) has been established to monitor that the operations of the Bank are conducted in accordance with its Statutes and the Committee is responsible for appointing the external auditors to carry out the audit of the Bank’s financial statements. The Committee comprises ten members of which eight have been appointed by the Nordic Council and the Parliaments of Estonia, Latvia and Lithuania. The remaining two members have been appointed as Chair and Deputy Chair by the Board of Governors to act as the Chairmanship, which administers the responsibilities and tasks of the Committee. More specifically the Chairmanship focuses on overseeing the performance of the audit of the Bank’s financial statements, carried out by the external auditors, and monitors the Bank’s financial position, risk levels, and capital and liquidity position. The Committee has engaged the services of an external independent expert with in-depth knowledge of the banking industry to assist the Chairmanship with its monitoring activities.

ACTIVITIES

During 2020, Ms Rasa Kavolytė’s term as Chair of the Committee ended. On June 1, Mr Peter Engberg Jensen was appointed as Chair and Mr Toomas Vapper as Deputy Chair of the Committee. During 2020, the Chairmanship met on 9 occasions in fulfilling its obligations.

We, the Chairmanship reported our activities, findings and recommendations including status of the external audit to the Committee. The Committee has also received the Independent Auditors’ Report on the 2020 financial statements, submitted on 12 February 2021 by the authorised public accountants. In performing our obligations we have had unrestricted access to all information, documents and staff necessary to fulfil our supervisory tasks.

The Chairmanship meetings have a number of recurring agenda items. In each meeting, the President provides a business update. This is followed by the presentation of the financial position and development by the Chief Financial Officer (CFO) and the Risk & Capital Report by the Chief Risk Officer (CRO). The Head of Internal Audit presents the audit plan and results thereof on a regular basis. In addition to these recurring items, the Chief Compliance Office, the Head of Operational Risk & Security Control, as well as the Head of Credit report their activities to us at least annually. We also meet with the external auditors on a regular basis to agree on the audit plan and for the auditors to report the results of their work. In addition to the audit of the annual financial statements, the external auditors also review the half-year interim financial statements. They perform additional reviews and audit assignments whenever required on certain areas for instance regarding capital and liquidity adequacy as described below. The Chairmanship meets with both external and internal auditors without senior management presence.

FOCUS AREAS 2020

Change in Statutes

The new amendments to the Bank’s Statutes entered into force on 29 July 2020. The changes to the Statutes included:

•	Replacing the current statutory gearing limit with a risk-based comprehensive framework for capital and liquidity management. The Statutes require the Bank to have adequate capital and liquidity in accordance with sound banking principles and to have sound and effective strategies for risk management, capital and liquidity assessments updated annually and regularly reviewed. In practice, this means the Bank must maintain an appropriate level of capital and liquidity in order to support its operations, and this capital should cover the nature and level of the risks to which the Bank is, or might be, exposed. The Bank is also required to mitigate the risk of excessive leverage

•	Improving institutional governance, clarifying the role of the Bank’s Control Committee and the external auditors and strengthening the role of the Chairmanship of the Control Committee.

•	Discontinuing the special loan facilities for Project Investment Loans (PIL) and Environmental Investment Loans (MIL). The outstanding amounts under the PIL and MIL facilities, as well as new lending of this type, became part of NIB’s ordinary lending.

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•	Allowing for equity participations as a new form of financing from the Bank in addition to loans and guarantees. However, this requires a unanimous pre-approval from the Board of Directors and is subject to limits based on available capital. The Bank currently does not have equity investments.

Further details regarding the changes above can be found in the Principles for Capital and Liquidity Management, which were adopted by the Board of Governors on 24 May 2019 and came into force as of 29 July 2020.

The key principles are as follows:

Principle 1

NIB shall have adequate capital and liquidity management in accordance with sound banking principles.

Principle 2

NIB shall maintain an appropriate level of capital and liquidity in order to support its operations, maintain the confidence of external stakeholders and to achieve the highest possible issuer credit rating. The Bank shall, at all times, fulfil the minimum requirements for capital and liquidity adequacy as well as the leverage ratio that are stipulated in the Statutes and specified as follows:

•	The Bank’s risk based capital ratio must exceed 100 percent,

•	The Bank’s leverage ratio must exceed 7 per cent and the leverage ratio with callable capital shall exceed 20 per cent,

•	The Bank’s survival horizon shall exceed six months.

Principle 3

NIB shall have contingency measures and procedures for capital, leverage and liquidity adequacy to safeguard its viability.

RISK MANAGEMENT

Monitoring of the limits and thresholds set in the Statutes and by the Board Governors is the responsibility of the Board of Directors who have fulfilled this obligation through the establishment of necessary frameworks, policies and procedures for the Banks’s risk, capital and liquidity management, as well as detailed policies for contingency measures and procedures. The main framework document in this regard is the Risk Appetite Statement (RAS), which was adopted by the Board of Directors on 11 June 2020. The RAS outlines the main considerations in the Bank’s risk-taking, risk mitigation and risk avoidance. The Bank’s risk appetite is set annually by the Board of Directors with the goal of aligning risk-taking with the statutory requirements, strategic business objectives and capital planning. The qualitative statements in the Bank’s RAS are complemented with a set of key risk indicators and their respective monitoring thresholds including amongst others; Economic Capital consumption, Leverage ratio, capital measures related to external credit ratings and liquidity survival horizon. The purpose of the indicators and thresholds is to support the evaluation whether the Bank operates within its risk appetite. Risk limits are used to allocate the aggregate risk-taking mandate to business lines and portfolios. The main risk limits are established in the Bank’s Risk Management Policies, which are approved by the Board of Directors.

The resulting risk profile of the Bank is assessed to ascertain that it is within the risk limits and consequently within the risk appetite. The risk profile assessment is a point in-time evaluation of the level and types of the Bank’s risk exposures. The assessment includes an evaluation of the Bank’s material risks, foremost credit risk, market risk, liquidity risk and operational risk. The risk profile assessment is based on the Bank’s Internal Capital Adequacy Assessment Process (ICAAP). While the Bank is not directly subject to banking regulation or supervision it is the Chairmanship’s view that the ICAAP nevertheless in all material aspects follows regulatory guidelines and best market practices to produce an assessment of the Bank’s capital and liquidity requirements. The resulting capital and liquidity requirements are compared against the Bank’s risk appetite and risk-bearing capacity. This process creates a continuous reinforcing interaction between the RAS and the ICAAP.

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During the period under review, the Bank’s economic capital model (for the credit risk component) was updated. Following the update, an independent consultancy firm with subject matter expertise performed an extensive audit and validation of the models in use. The validation confirms that NIB developed a model, which is regarded as both satisfactory and fit-for-purpose. The model was found to be mathematically sound, comprehensively documented and appropriately implemented. All relevant aspects of the Bank’s business are adequately captured by methods in line with best market practice.

During 2020, we engaged the independent external auditors (EY) to review NIB’s ICAAP related methodologies, documentation and procedures. Two separate exercises have taken place and while further development topics have been identified, the Chairmanship’s view is that NIB has allocated an adequate amount of capital to credit, market and operational risk, and that the size of the liquidity buffer is adequate.

ORGANISATIONAL CHANGES

The Bank’s organisation was changed during 2020 to strengthen the three lines of defence structure implementing a clearer separation and clarification of roles and responsibilities between the first and second lines of the Bank. The second line of defence functions, consisting of Risk Management, Credit, and Compliance functions have been consolidated into a single Risk & Compliance department, which is headed by the Bank’s CRO, Hilde Kjelsberg, a member of the Executive Committee with unrestricted access to the Board of Directors. The Analysis function has been moved to the Lending department to bolster its first line of defence role in assessing, monitoring and reporting on the credit risks it takes on. The Finance and Treasury functions have been merged into a single department, headed by the Deputy CEO and CFO Björn Ordell, a member of the Executive Committee.

FINANCIAL, CAPITAL AND LIQUIDITY POSITION

Financial position

In millions of euro unless otherwise specified	2020	2019
Net interest income	206	212
Net profit	165	182

Loans disbursed	4,853	2,676
New debt issues	7,540	4,909
Total equity	3,861	3,735

Equity / total assets	10.9%	11.4%
Profit / average equity	4.4%	5.0%
Cost/income	19.1%	21.9%
Numer of people at period end	222	229

The net profit for the year amounted to EUR 164.7 million, which is EUR 17.3 million lower than last year. Total operating income increased from EUR 233.7 million to EUR 273.9 million mainly due to an increase in net profit on financial operations of EUR 44.5 million and a decrease in net interest income of EUR 6.2 million. Total operating expenses of EUR 52.4 million were EUR 1.2 million higher than in 2019. Due to increased uncertainties and economic impact from the COVID-19 pandemic, the Bank has taken a conservative approach and increased the expected credit loss provision resulting in net loan losses of EUR 56.7 million. There have been no realised loan losses or new non-performing exposures during the year.

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Capital and Liquidity Position

The Principles for Capital and Liquidity Management approved by the Board of Governors state that the Bank’s risk based capital ratio must exceed 100 percent, the Bank’s leverage ratio must exceed 7 per cent and the leverage ratio with callable capital shall exceed 20 per cent and that the Bank’s survival horizon shall exceed six months. The table below provides an overview on the development of these requirements year on year.

Statutory metrics	Minimum	2020	2019
Risk-based (economic) capital ratio	100%	142%	157%
Leverage ratio	7.0%	11.1%	11.6%
Leverage ratio with callable capital	20.0%	32.9%	29.4%
Liquidity survival horizon (days)	180	418	397

CONCLUSION

We can confirm that the Bank’s 2020 financial statements have been audited by independent external auditors. We also confirm through the procedures described above that we have monitored the Bank’s financial position, risk levels and capital and liquidity position and that the reported statutory metrics are above the minimum thresholds stipulated in the Statutes of the Bank.

Helsinki, 11 February 2021

Peter Engberg Jensen (Chairman of the Control Committee)

Toomas Vapper (Deputy Chairman of the Control Committee)

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Report of the Control Committee

To the Board of Governors of the Nordic Investment Bank.

In accordance with Section 16 of the Statutes of the Nordic Investment Bank, the Control Committee (“Committee”) has been established to monitor that the operations of the Bank are conducted in accordance with its Statutes and to be responsible for appointing the external auditors to carry out the audit of the Bank’s financial statements. The Committee comprises ten members of which eight have been appointed by the Nordic Council and the Parliaments of Estonia, Latvia and Lithuania. The remaining two members have been appointed as Chair and Deputy Chair by the Board of Governors to act as the Chairmanship, which administers the responsibilities and tasks of the Committee. The Chairmanship oversees the performance of the audit of the Bank’s financial statements, carried out by the external auditors, and monitors the Bank’s financial position, risk levels and capital and liquidity position. Having completed our assignment for the year 2020, the Committee hereby submit the following report.

The Committee met twice in 2020 and its Chairmanship met on nine occasions. The Chairmanship has reported its activities, findings and recommendations including status of the external audit to us. We have also received the Independent Auditors’ Report on the 2020 financial statements, submitted on 12 February 2020 by the authorised public accountants. In performing its obligations the Committee and its Chairmanship has had unrestricted access to all information, documents and staff necessary to fulfil its supervisory tasks.

The Bank’s mission is to finance projects that improve the productivity and benefit the environment of the Nordic and Baltic countries. Before approval is given in each individual case, all eligible projects are evaluated and rated against the mandate criteria developed based on the Bank’s mission. During 2020 mandate rated projects achieving a “good” or “excellent” mandate rating accounted for 98% of the total amount of loans agreed exceeding the target level of 90%. At your request, the Bank provided “response loans” to alleviate the economic and social consequences of the COVID-19 crisis. These “response loans” are tracked separately and are excluded from the standard mandate-rating framework. Total response loans agreed and disbursed during 2020 amounted to EUR 1,859 and EUR 1,470 respectively.

We can confirm that the Bank’s 2020 financial statements have been audited by independent external auditors and that the Control Committee Chairmanship has reported its activities, findings and recommendations to us. Based on these activities we confirm that we have monitored the Bank’s financial position, risk levels, and capital and liquidity position and the reported statutory metrics are in accordance with the Statutes of the Bank.

We recommend to the Board of Governors that:

•	the allocation of the Bank’s profit as proposed by the Board of Directors, be approved;

•	the audited financial statements for 2020 be approved.

Helsinki, 12 February 2021

Peter Engberg Jensen (Chair)

Toomas Vapper (Deputy Chair)	Sjúrður Skaale	Aivar Kokk

Wille Rydman	Vilhjálmur Árnason	Ilze Indriksone

Michael Tetzschner	Johan Andersson

At the time of signing, Lithuania’s appointment of a new member of the Control Committee was pending.